

LADDER CAPITAL

ANNUAL REPORT 2025

Board of Directors

Alan Fishman
Non-Executive Chairperson

Brian Harris
Director
Chief Executive Officer

Pamela McCormack
Director
President

Mark Alexander
Director
Chief Technology, Operations and Transformation Officer, Rockefeller Capital Management

Douglas Durst
Director
Chairperson, Durst Organization

Jeffrey Steiner
Director
Partner, McDermott Will & Emery LLP

David Weiner
Director
Senior Vice President, Stifel

Executive Officers

Brian Harris
Chief Executive Officer

Pamela McCormack
President

Paul Miceli
Chief Financial Officer

Robert Perelman
Head of Asset Management

Kelly Porcella
Chief Administrative Officer, General Counsel & Secretary

Corporate Information

Corporate Headquarters
320 Park Avenue, 15th Floor
New York, NY 10022

Independent Auditor
Ernst & Young LLP

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

Investor Relations
investor.relations@laddercapital.com
(917) 369-3207

Stock Listing
Symbol: LADR
New York Stock Exchange

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
(800) 937-5449 (US & CA) / (718) 921-8124 (Int'l)
https://equiniti.com/us/ast-access

Annual Report on Form 10-K

Ladder Capital Corp's Annual Report on Form 10-K for the year ended December 31, 2025 is included in this Annual Report. The exhibits accompanying the report are filed with the Securities and Exchange Commission and can be accessed on www.sec.gov or through the "Investor Relations" section of our website at www.laddercapital.com. We will provide these items to stockholders upon request. The information contained on our website is not incorporated by reference into this Annual Report.

Certifications

Ladder Capital Corp has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2025 the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of its Chief Executive Officer and Chief Financial Officer relating to the quality of our public disclosure.

Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, Ladder Capital Corp notes that this Annual Report contains forward-looking statements that involve risks and uncertainties, including those related to Ladder Capital Corp's future success and growth. Actual results may differ materially due to risks and uncertainties as described in Ladder Capital Corp's fillings with the Securities and Exchange Commission. Ladder Capital Corp does not intend to update these forward-looking statements.

Annual Meeting of Stockholders

Stockholders of Ladder Capital Corp are cordially invited to attend the 2026 Annual Meeting of Stockholders on June 4, 2026 via live webcast at www.virtualstockholdermeeting.com/LADR2026.



Dear Fellow Stockholders,

I am pleased to share Ladder Capital Corp's ("Ladder," "us," "our," or the "Company") key achievements in 2025—a landmark year in which we became the only investment-grade rated commercial mortgage REIT, a distinction that underscores our disciplined approach to balance sheet management and positions us for growth in the years ahead.

Financial Performance

For the year ended December 31, 2025, Ladder generated $109.9 million of distributable earnings,[1] delivering a 7.1% after-tax distributable return on equity.[1] These results, achieved while maintaining average adjusted leverage at a modest 1.6x, stable book value, and robust liquidity, reflect a year of transition as we meaningfully strengthened our liability structure and began to reallocate capital to our loan portfolio following record payoffs in 2024.

As of December 31, 2025, we had $5.3 billion in total assets and $1.5 billion of total book equity. Undepreciated book value per share at year-end was $13.69,[1] net of a $0.37 per share CECL reserve. Also as of year-end, our assets included a $2.2 billion loan portfolio, $966 million in real estate investments (undepreciated asset value), and $2.1 billion in primarily AAA-rated securities, with over $600 million in total liquidity.

Achieving Investment Grade and Expanding Our Capital Base

In 2025, we achieved our long-standing goal of attaining investment-grade credit ratings. Moody's upgraded the Company to Baa3 and Fitch upgraded us to BBB-, both with stable outlooks.[2] In January 2026, S&P upgraded Ladder to BB+, just one notch below investment grade, with a stable outlook.[2] Ladder is now the only investment-grade rated commercial mortgage REIT, a distinction that we believe validates our commitment to unsecured debt financing, prudent leverage, and the durability of our diversified commercial real estate platform. We believe these ratings enhanced our access to deeper, more stable capital markets and lowered our cost of funds.

Building on this achievement, we issued our inaugural $500 million investment-grade unsecured bond at a 5.50% coupon, representing a 167-basis point spread over the benchmark Treasury at issuance. This transaction was oversubscribed approximately 5.5 times, with the orderbook peaking at $3.5 billion, executing at the tightest spread in the Company's history. Since closing, our bonds have performed well, trading as tight as 100 basis points over Treasuries, outpacing comparably rated equity REIT bonds by nearly two times through year-end 2025, and further distinguishing Ladder from higher-leveraged mortgage REITs. This tightening gives us further confidence in our ability to raise unsecured capital at competitive pricing in the future.

Our unsecured revolving credit facility remains a cornerstone of our funding strategy, providing same-day liquidity at highly competitive rates. In early 2026, we expanded the facility by $400 million through our accordion feature. We also added three new banks to our syndicate, bringing total borrowing capacity to $1.25 billion. The cost of funds under the unsecured revolving credit facility is only 125 basis points over SOFR. In the same amendment, we entered into a new unsecured delayed draw term loan facility permitting borrowings of up to $275 million, with a new accordion feature permitting additional term loan issuances of up to an aggregate of $500 million. The $675 million

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[1] Represents non-GAAP financial measures. Additional information regarding these measures can be found in the Company's Fourth Quarter 2025 Earnings Supplement, available at ir.laddercapital.com.

[2] These ratings are not a recommendation to buy, sell or hold any security of the Company or its subsidiaries. The ratings may be subject to revision or withdrawal at any time by the relevant rating agency. No report of any rating agency is incorporated by reference herein.

of new unsecured capital commitments further strengthen our ability to continue expanding our loan originations and reflect the confidence of our lending partners in Ladder's disciplined business model.

Together with our unsecured corporate bonds, these funding sources enable Ladder to maintain a predominantly unsecured capital structure, operate independently of secured financing and CLO markets, and move quickly to meet client needs. As of year-end 2025, 71% of our debt was unsecured and 81% of our assets were unencumbered.

Investment Activity

In 2025, we originated $1.4 billion in new loans, our highest annual volume since 2021. The second half of the year was particularly strong, with nearly $950 million in new loan originations, representing our best two-quarter performance in over three years. Our investment strategy remained focused on stable, income-producing collateral, primarily multifamily and industrial properties, with no drift on credit quality. Notably, office loan exposure declined from 16% to 11% of total assets by year-end.

We also reallocated capital from Treasury bills into AAA-rated securities, increasing our holdings by over 90% to $2.1 billion. As of year-end, 99% of our securities portfolio was investment grade and 97% was AAA-rated. We intend to fund our loan origination pipeline with the proceeds from securities paydowns and sales and our access to unsecured capital.

Our $966 million real estate portfolio delivered consistent performance, generating $57.3 million of net operating income in 2025. This steady income was supported by robust leasing activity and proactive asset management, improving both occupancy and portfolio stability.

Looking Ahead

We believe we are entering 2026 in a position of strength, with a capital structure in place to support earnings growth and our investment grade status firmly established. With a growing pipeline and decelerating pace of payoffs, we anticipate that loan portfolio growth will take center stage.

As we seek to grow earnings in conjunction with increased capital deployment, we also aim to broaden our stockholder base. Ladder offers a differentiated investment proposition in the REIT space: an investment grade, internally managed company with over 11% inside ownership, a portfolio primarily comprised of senior secured assets, and a capital structure anchored by unsecured debt and modest leverage. We believe this profile offers a compelling value proposition for investors across the investing spectrum, including traditional equity REIT stockholders seeking stability, alignment, and attractive risk-adjusted returns.

As effectively Ladder's largest stockholder, our management team and Board of Directors are excited by the opportunities that lie ahead and remain committed to driving earnings growth while maintaining the balance sheet discipline that defines Ladder. We thank our team for their dedication throughout this transformative year, and we thank you, our fellow stockholders, for your continued support.

Sincerely,

Brian Harris
Chief Executive Officer
Ladder Capital Corp

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number:
001-36299

Ladder Capital Corp



(Exact name of registrant as specified in its charter)

Delaware	**80-0925494**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
320 Park Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

(212) 715-3170
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, $0.001 par value	LADR	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Class A common stock held by non-affiliates of the registrant was $1,206,473,100 as of June 30, 2025, based on the closing price of the registrant's Class A common stock reported on the New York Stock Exchange on such date of $10.75 per share. The registrant has no non-voting common stock.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 23, 2026
Class A common stock, $0.001 par value	127,233,559
Class B common stock, $0.001 par value	—

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Company's 2025 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Report.

LADDER CAPITAL CORP

FORM 10-K
December 31, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "might," "will," "should," "can have," "likely," "continue," "design," and other words and terms of similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ from those expressed in our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements are subject to change and inherent risks and uncertainties. You should consider our forward-looking statements in light of a number of factors that may cause actual results to vary from our forward-looking statements including, but not limited to:

- risks discussed under the heading "Risk Factors" herein, as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this Annual Report and our other filings with the United States Securities and Exchange Commission (the "SEC");
- heightened market volatility driven by global trade tensions and increased tariffs;
- actions by the U.S. administration and Congress, including recurring risks of government shutdowns and debt ceiling standoffs, that have contributed to increased policy uncertainty, impacting the regulatory landscape, capital markets, and consumer confidence;
- labor shortages, supply chain imbalances, inflation, and the potential for a global economic recession or further downgrades to the credit ratings of the U.S.;
- geopolitical uncertainty, including the broader impacts of the conflicts between Russia and Ukraine and in the Middle East, and other regional conflicts or military interventions, such as between the U.S. and Venezuela, as well as global tensions such as those between the U.S. and China;
- changes or volatility in general economic conditions and in the commercial finance and the real estate markets;
- risks inherent in the ownership and operation of real estate, including risks related to property management, leasing, tenant defaults, property maintenance, renovation costs, property taxes and compliance with environmental laws and regulations;
- acts of God such as hurricanes, earthquakes, droughts, wildfires and other natural disasters, pandemics or outbreaks of infectious disease, acts of war or terrorism, and other events that may cause unanticipated and uninsured performance declines or losses to us or the owners and operators of the real estate securing our investments;
- changes in credit spreads;
- changes to our business and investment strategy and increased operating costs;
- our ability to obtain and maintain financing arrangements;
- the financing and advance rates for our assets, including the potential need for additional collateral;
- our actual and expected leverage and liquidity;
- the availability of investment opportunities in mortgage-related and real estate-related instruments and other securities;
- the adequacy and performance of collateral securing our loan portfolio and a decline in the fair value of our assets;
- interest rate and duration mismatches between our assets and our borrowings used to fund such investments;
- changes in interest rates affecting the market value of our assets and the related impacts on our borrowers;
- changes in prepayment rates on our mortgages and the loans underlying our commercial mortgage-backed and other asset-backed securities;
- difficulty or delays in redeploying the proceeds from repayments of our existing investments, which may cause our financial performance to decline and impact our ability to maintain consistent returns to our stockholders;
- the effects of hedging instruments and the degree to which our hedging strategies may or may not protect us from interest rate and credit risk volatility;
- the increased rate of default and non-accrual or decreased recovery rates on our assets and the potential insufficiency of our provision for loan loss reserves;

- the adequacy of our policies, procedures and systems for managing risk effectively;

- a potential downgrade in the credit ratings assigned to subsidiaries of Ladder Capital Corp ("Ladder," "Ladder Capital," and the "Company") or our investments or corporate debt;

- our compliance with, and the impact of, and changes in laws, governmental regulations, tax laws and rates, accounting guidance and similar matters;

- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes and our ability and the ability of our subsidiaries to operate in compliance with REIT requirements;

- our ability and the ability of our subsidiaries to maintain our and their exemptions from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act");

- rising utility costs, increased insurance premiums, regulatory environmental requirements, or the potential liability relating to environmental matters that impact the value of properties we may acquire or the properties underlying our investments;

- the inability of insurance covering real estate underlying our loans and investments to cover all losses;

- fraud by potential borrowers or their inability to complete their business plans;

- our ability to attract and retain qualified originators;

- cybersecurity risks, including the possibility of system outages resulting from cyber incidents and AI-enabled attacks such as deepfakes;

- our ability to maintain strategic business alliances;

- the impact of any tax legislation or IRS guidance;

- volatility in the equity capital markets and the impact on our Class A common stock;

- the degree and nature of our competition; and

- the market trends in our industry, interest rates, real estate values and the debt securities markets.

You should not rely upon forward-looking statements as predictions of future events. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof, and the Company assumes no obligation to update or supplement any forward-looking statements. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us in the future.

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REFERENCES TO LADDER CAPITAL CORP

Ladder Capital Corp is a holding company, and its primary assets are a controlling equity interest in Ladder Capital Finance Holdings LLLP ("LCFH") and in each series thereof, directly or indirectly. Unless the context suggests otherwise, references in this report to "Ladder," "Ladder Capital," the "Company," "we," "us" and "our" refer to Ladder Capital Corp and its consolidated subsidiaries.

Part I

Item 1. Business

Overview

Ladder Capital is an investment grade-rated, internally-managed real estate investment trust ("REIT") that is a leader in commercial real estate finance. We originate and invest in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. Our investment activities include: (i) our primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. We believe that our in-house origination platform, ability to flexibly allocate capital among complementary product lines, credit-centric underwriting approach, access to diversified financing sources, and experienced management team position us well to deliver attractive returns on equity to our shareholders through economic and credit cycles.

Our businesses, including balance sheet lending, conduit lending, securities investments, and real estate investments, provide for a stable base of net interest and rental income. We have originated $31.3 billion of commercial real estate loans from our inception in October 2008 through December 31, 2025. During this timeframe, we also acquired $16.0 billion of predominantly investment grade-rated securities secured by first mortgage loans on commercial real estate and $2.2 billion of selected net leased and other real estate assets.

As part of our commercial mortgage lending operations, we originate conduit loans, which are first mortgage loans on stabilized, income producing commercial real estate properties that we intend to make available for sale in commercial mortgage-backed securities ("CMBS") securitizations. From our inception in October 2008 through December 31, 2025, we originated $17.0 billion of conduit loans, of which $16.9 billion were sold into 75 CMBS securitizations, making us, by volume, one of the largest non-bank contributors of loans to CMBS securitizations in the United States in such period. Our sales of loans into securitizations are generally accounted for as true sales, not financings, and we generally retain no ongoing interest in loans which we securitize unless we are required to do so as issuer pursuant to the risk retention requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, (the "Dodd-Frank Act"). The securitization of conduit loans enables us to reinvest our equity capital into new loan originations or allocate it to other investments.

We maintain a diversified and flexible financing strategy supporting our investment strategy and overall business operations, including the use of senior unsecured notes, non-recourse, non-mark-to-market Collateralized Loan Obligations ("CLO") debt issuances and committed term financing from leading financial institutions. Refer to "Our Financing Strategies" and "Liquidity and Capital Resources" for further information.

Ladder was founded in October 2008 and we completed our initial public offering in February 2014. We are led by a disciplined and highly aligned management team. As of December 31, 2025, our management team and directors held interests in our Company comprising over 11% of our total equity. On average, our management team members have over 29 years of experience in the industry. Our management team includes Brian Harris, Chief Executive Officer; Pamela McCormack, President; Paul J. Miceli, Chief Financial Officer; Robert Perelman, Head of Asset Management; and Kelly Porcella, Chief Administrative Officer & General Counsel. Anthony V. Esposito, Chief Accounting Officer, and Stephanie Lin, Assistant Secretary, are additional officers of Ladder.

Our Businesses

We invest primarily in loans, securities and other interests in U.S. commercial real estate, with a focus on senior secured assets. Our complementary business segments are designed to provide us with the flexibility to opportunistically allocate capital in order to generate attractive risk-adjusted returns under varying market conditions. The following chart summarizes our investment portfolio as of December 31, 2025 ($ in thousands):



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(1)   CRE equity asset amounts represent undepreciated asset values.

There are a number of factors that influence our operating results. Some of these factors include: (1) our competition; (2) market and economic conditions, including inflation; (3) loan origination and repayment volume; (4) profitability of securitizations; (5) avoidance of credit losses; (6) availability of debt and equity funding and the costs of that funding; (7) the net interest margin on our investments; (8) effectiveness of our hedging and other risk management practices; (9) real estate transaction volumes; (10) occupancy rates; and (11) expense management. Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Results of Operations."

Loans

Balance Sheet First Mortgage Loans. We originate and invest in balance sheet first mortgage loans secured by commercial real estate properties that are typically undergoing transition, including lease-up, sell-out, and renovation or repositioning. These mortgage loans are structured to fit the needs and business plans of the property owners, and generally have Term SOFR-based floating rates and terms (including extension options) ranging from one to five years. Our loans are directly originated by an internal team that has longstanding and strong relationships with borrowers and mortgage brokers throughout the United States. We follow a rigorous investment process, which begins with an initial due diligence review; continues through a comprehensive legal and underwriting process incorporating multiple internal and external checks and balances; and culminates in approval or disapproval of each prospective investment by our Investment Committee. Balance sheet first mortgage loans in excess of $50.0 million also require the approval of our board of directors' Risk and Underwriting Committee.

We generally seek to hold our balance sheet first mortgage loans for investment although we also maintain the flexibility to contribute such loans into a CLO or similar structure, sell participation interests or "b-notes" in our mortgage loans or sell such mortgage loans as whole loans. Our balance sheet first mortgage loans may be refinanced by us into a new conduit first mortgage loan upon property stabilization. As of December 31, 2025, we held a portfolio of 73 balance sheet first mortgage loans with an aggregate book value of $2.2 billion. Based on the loan balances and the "as-is" third-party Financial Institutions

Reform, Recovery and Enforcement Act of 1989 ("FIRREA") appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 68.8% at December 31, 2025.

Other Commercial Real Estate-Related Loans. We selectively invest in note purchase financings, subordinated debt, mezzanine debt and other structured finance products related to commercial real estate that are generally held for investment. As of December 31, 2025, we held a portfolio of 2 mezzanine loans with an aggregate book value of $7.3 million. Based on the loan balance and the "as-is" third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of the portfolio was 69.2% at December 31, 2025.

Conduit First Mortgage Loans. We also originate conduit loans, which are first mortgage loans that are secured by cash-flowing commercial real estate and are available for sale to securitizations. These first mortgage loans are typically structured with fixed interest rates and generally have five- to ten-year terms. Conduit first mortgage loans are originated, underwritten, approved and funded using the same comprehensive legal and underwriting approach, process and personnel used to originate our balance sheet first mortgage loans. Conduit first mortgage loans in excess of $50.0 million also require approval of our board of directors' Risk and Underwriting Committee. We held one conduit loan with an aggregate carrying value of $28.0 million at December 31, 2025.

Although our primary intent is to sell our conduit first mortgage loans to CMBS trusts, we generally seek to maintain the flexibility to keep them on our balance sheet, sell participation interests or "B-notes" in such loans or sell the loans as whole loans. The Company holds these conduit loans in its taxable REIT subsidiary ("TRS") upon origination. As of December 31, 2025, we held one conduit first mortgage loan that was available for contribution into securitizations. Based on the loan balance and the "as-is" third-party FIRREA appraised values at origination, loan-to-value ratio of the loan was 58.9% at December 31, 2025.

The following charts set forth our total outstanding balance sheet first mortgage loans, other commercial real estate-related loans, and conduit first mortgage loans as of December 31, 2025, and a breakdown of our loan portfolio by loan size and geographic location and asset type of the underlying real estate by loan balance.

Loan Type







Balance Sheet First Mortgage Loans $2,210M
Conduit First Mortgage Loans $28M
Other CRE-Related Loans $7M

Loan Size

Below $25M: 32%
$25M - $50M: 30%
$51M - $75M: 16%
$76M - $100M: 12%
Above $100M: 10%

Geographic Location

South 34%
Northeast 29%
Midwest 16%
West 10%
Southwest 11%

Asset Type

Multifamily 55%
Office 26%
Industrial 7%
Mixed Use 6%
Other 3%
Hotel 1%
Retail 3%

Real Estate

Net Leased Commercial Real Estate Properties. As of December 31, 2025, we owned 149 single tenant net leased properties with an undepreciated book value of $596.2 million. These properties are fully leased on a net basis where the tenant is generally responsible for payment of real estate taxes, property, building and general liability insurance and property and building maintenance expenses. As of December 31, 2025, our net leased properties comprised a total of 3.4 million square feet, 100% leased with an average age since construction of 21.2 years and a weighted average remaining lease term of 6.7 years. Commercial real estate investments in excess of $20.0 million require the approval of our board of directors' Risk and Underwriting Committee. The majority of the tenants in our net leased properties are necessity-based businesses. During the year ended December 31, 2025, we collected 100% of rent on these properties.

Diversified Commercial Real Estate Properties. As of December 31, 2025, we owned 56 diversified commercial real estate properties throughout the U.S with an undepreciated book value of $370.0 million. During the year ended December 31, 2025, we collected 98% of rent on these properties.

The following charts summarize the composition of our real estate investments as of December 31, 2025 ($ in millions):

Real Estate Undepreciated Book Value


Diversi-
fied
CRE
$370M
Net
Lease
$596M

Real Estate Geogrpahy


South
24%
Northeast
22%
West
12%
Southwest
5%
Various
1%
Midwest
36%

Real Estate Property Type


Multifamily
19%
Dollar
Store
15%
Drug
Store
11%
Grocery
Store
6%
Wholesale
Club
6%
Other
Retail
7%
Office
30%
Hotel
6%

Securities

We invest in primarily AAA-rated real estate securities, typically front pay securities, with relatively short duration and significant subordination. We invest primarily in CMBS, including CRE CLOs, secured by first mortgage loans on commercial real estate. These investments provide a stable and attractive base of net interest income and help us manage our liquidity and hyper-amortization features included in many of these securities positions help mitigate potential credit losses in the event of adverse market conditions. We have significant in-house expertise in the evaluation and trading of these securities, due in part to our experience in originating and underwriting mortgage loans that comprise assets within CMBS trusts, as well as our experience in structuring CMBS transactions. In the future, we may invest in CMBS securities or other securities that are unrated.

As of December 31, 2025, the estimated fair value of our portfolio of CMBS investments totaled $2.1 billion in 115 CUSIPs ($18.0 million average investment per CUSIP). Included in the $2.1 billion of CMBS securities are $8.8 million of CMBS securities designated as risk retention securities under the Dodd-Frank Act, which are subject to transfer restrictions over the term of the securitization trust. The following chart summarizes our securities investments by market value, 98.6% of which were rated investment grade by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Fitch Ratings Inc. as of December 31, 2025:



As of December 31, 2025, our CMBS investments had a weighted average duration of 3.0 years. The commercial real estate collateral underlying our CMBS investment portfolio is located throughout the United States. As of December 31, 2025, by property count and market value, respectively, 58.6% and 63.9% of the collateral underlying our CMBS investment portfolio was distributed throughout the top 25 metropolitan statistical areas ("MSAs") in the United States, with 4.4% and 11.2%, by property count and market value, respectively, of the collateral located in the New York-Newark-Jersey City MSA, and the concentrations in each of the remaining top 24 MSAs ranging from 0.5% to 6.5% by property count and 0.2% to 6.9% by market value.

AAA-rated CMBS or U.S. Agency securities investments in excess of $106.0 million and all other investment grade CMBS or U.S. Agency securities investments in excess of $51.0 million, each in any single class of any single issuance, require the approval of our board of directors' Risk and Underwriting Committee. The Risk and Underwriting Committee also must approve any investments in non-rated or sub-investment grade CMBS or U.S. Agency securities in any single class of any single issuance in excess of the lesser of (x) $21.0 million and (y) 10% of the total net asset value of the respective Ladder subsidiary or other entity for which Ladder has authority to make investment decisions.

Other Investments

Unconsolidated Ventures. From time to time we invest in real estate related ventures. As of December 31, 2025, the carrying value of our unconsolidated ventures was $44.5 million.

United States Treasury Securities. From time to time, we invest in short-term and long-term U.S. Treasury securities. Short-term U.S. Treasury securities are classified as cash and cash equivalents on our consolidated balance sheet. As of December 31, 2025, we did not hold any U.S. Treasury securities and as of December 31, 2024, we held $1.1 billion of U.S. Treasury securities classified as cash and cash equivalents on our consolidated balance sheet.

Investment Process

Origination

Our team of originators is responsible for sourcing and directly originating new commercial first mortgage loans from the brokerage community and directly from real estate owners, operators, developers and investors. The extensive industry experience of our management team and origination team has enabled us to build a strong network of mortgage brokers and direct borrowers throughout the commercial real estate community in the United States.

Credit and Underwriting

Our underwriting and credit process commences upon receipt of a potential borrower's executed loan application and non-refundable deposit.

Our underwriters conduct a thorough due diligence process for each prospective investment. The team coordinates in-house and third-party due diligence for each prospective loan as part of a checklist-based process that is designed to ensure that each loan receives a systematic evaluation. Elements of the underwriting process generally include:

Cash Flow Analysis. We create an estimated cash flow analysis and underwriting model for each prospective investment. Creation of the cash flow analysis generally draws on an assessment of current and historical data related to the property's rent roll, operating expenses, net operating income, leasing cost, and capital expenditures. Underwriting evaluates and factors in assumptions regarding current market rents, vacancy rates, operating expenses, tenant improvements, leasing commissions, replacement reserves, renewal probabilities and concession packages based on observable conditions in the subject property's sub-market at the time of underwriting. The cash flow analysis may also rely upon third-party environmental and engineering reports to estimate the cost to repair or remediate any identified environmental and/or property-level deficiencies. The final underwritten cash flow analysis is used to estimate the property's overall value and its ability to produce cash flow to service the proposed loan.

Borrower Analysis. Careful attention is also paid to the proposed borrower, including an analysis based on available information of its credit history, financial standing, existing portfolio and sponsor exposure to leverage and contingent liabilities, capacity and capability to manage and lease the collateral, depth of organization, knowledge of the local market, and understanding of the proposed product type. We also generally commission and review a third-party background check of our prospective borrower and sponsor.

Site Inspection. A Ladder underwriter typically conducts a physical site inspection of each property. The site inspection gives the underwriter insights into the local market and the property's positioning within it, confirms that tenants are in-place, and generally helps to ensure that the property has the characteristics, qualities, and potential value represented by the borrower.

Legal Due Diligence. Our in-house transaction management team includes experienced attorneys that manage, negotiate, structure and close all transactions and complete legal due diligence on each property, borrower, and sponsor, including evaluating documents such as leases, title, title insurance, opinion letters, tenant estoppels, organizational documents, and other agreements and documents related to the property or the loan.

Third-party Appraisal. We generally commission an appraisal from a member of the Appraisal Institute to provide an independent opinion of value as well as additional supporting property and market data. Appraisals generally include detailed data on recent property sales, local rents, vacancy rates, supply, absorption, demographics and employment, as well as a detailed projected cash flow and valuation analysis. We typically use the independent appraiser's valuation to calculate ratios such as loan-to-value and loan-to-stabilized-value ratio, as well as to serve as an independent source to which the in-house cash flow and valuation model can be compared.

Third-party Engineering Report. We generally engage an approved licensed engineer to complete property condition/ engineering reports and a seismic report for applicable properties. The engineering report is intended to identify any issues with respect to the safety and soundness of a property that may warrant further investigation, and provide estimates of ongoing replacement reserves, overall replacement cost, and the cost to bring a property into good repair.

Third-party Environmental Report. We also generally engage an approved environmental consulting firm to complete a Phase I Environmental Assessment to identify and evaluate potential environmental issues at the property and may also order and review Phase II Environmental Assessments and/or Operations & Maintenance plans, if applicable. Environmental reports and supporting documentation are typically reviewed in-house as well as by our dedicated outside environmental counsel who prepares a summary report on each property.

Third-party Insurance Review. A third-party insurance specialist reviews each prospective borrower's existing insurance program to analyze the specific risk exposure of each property and to ensure that coverage is in compliance with our standard insurance requirements. Our transaction management team oversees this third-party review and makes the conclusions of their analysis available to the underwriting team.

A credit memorandum is prepared to summarize the results of the underwriting and due diligence process for the consideration of the Investment Committee. We thoroughly document the due diligence process up to, and including, the credit memorandum and maintain an organized digital archive of our work.

Transaction Management

The transaction management team is generally responsible for coordinating and managing outside counsel, working directly with originators, underwriters and borrowers to manage, structure, negotiate and close all transactions, including the securitization of our loans. The transaction management team plays an integral role in the legal underwriting of each property, consults with outside counsel on significant business, credit and/or legal issues, and facilitates the funding and closing of all investments and dispositions. The transaction management team also supports asset management and investment realization activities, including coordination of post-closing issues and assistance with loan sales, financings, refinancing and repayments.

Investment Committee Approval

All loan and real estate investments require approval from our Investment Committee, comprised of Brian Harris, CEO; Pamela McCormack, President; Michael Scarola, Chief Credit Officer; and Craig Robertson, Head of Underwriting. The Investment Committee generally requires each investment to be fully described in a comprehensive Investment Committee memorandum that identifies the investment, the due diligence conducted and the findings, as well as all identified related risks and mitigants. The Investment Committee meets regularly to ensure that all investments are fully vetted prior to issuance of Investment Committee approval.

In addition to Investment Committee approval, the Risk and Underwriting Committee of our board of directors approves all loan and real estate investments above certain thresholds, which are currently set at $50.0 million for loans and $20.0 million for real estate investments. Additional investment opportunities, which include but are not limited to land, residential, or non-U.S. loans are also approved.

Financing

Our finance team evaluates each new loan origination for secured financing in the CLO market or via committed loan repurchase facilities from leading financial institutions. We also maintain a significant pool of unencumbered assets and evaluate the benefits of financing any loan against the advantages of keeping the loan unencumbered. We endeavor to match the characteristics and expected holding periods of our assets with available financing options, as well as our short- and long-term cash needs, to determine the appropriate financing approaches. These financing strategies are vital to managing our asset/ liability risk and liquidity risk. Additionally, we supplement our financing approaches with hedging, primarily through standard derivative instruments, to prudently manage our interest rate and credit spread exposures. Refer to "Our Financing Strategies" for further information.

Asset Management

Our in-house asset management team pro-actively manages the Company's loan and real estate portfolios, demonstrating our Company-wide focus and emphasis on principal preservation and maximizing asset performance. The asset management team, together with our underwriting and transaction management teams, monitors the credit performance of our investment portfolio in concert with our third-party servicers and property managers, working closely with borrowers and/or joint-venture partners to manage all of our positions and monitor financial performance of our collateral assets, including execution of business plans and daily activities within our real estate portfolio. We focus on asset-specific issues and market surveillance, active enforcement of loan and security rights, and regular review of potential disposition strategies. Ladder performs detailed asset reviews, endeavors to perform periodic site inspections on every investment and provides comprehensive internal asset-level performance reporting. As applicable, our asset management team evaluates loan modifications, debt and/or equity recapitalizations and other changes or variations to a borrower's or venture partner's business plan or budget and recommend a course of action to the Investment Committee.

Disposition and Distribution

Our securitization team works with our transaction management and underwriting teams to realize our disposition strategy of selling certain first mortgage loans into CMBS securitization trusts. We typically partner with other leading financial institutions to contribute loans to multi-asset securitizations. We have also led single asset securitizations on single loans we have originated.

In addition to contributing first mortgage loans into CMBS securitization trusts, we also maintain the flexibility to keep such loans on our balance sheet, contribute loans into a CLO or similar structure, sell participation interests or "B-notes" in our first mortgage loans or sell first mortgage loans as whole loans. Balance sheet loans that are refinanced by us into a new conduit first mortgage loan upon property stabilization and intended for securitization are re-underwritten and structured by our origination, underwriting and transaction management teams and approved by our Investment Committee.

Our asset management team also manages sales of our real property.

Our Financing Strategies

Our financing strategies are critical to the success and growth of our business. We manage our financing to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties. In addition to cash flow from operations, we fund our operations and investment strategy through a diverse array of funding sources, including:

- Senior unsecured notes
- Unsecured revolving credit facilities
- Secured loan and securities repurchase financing
- Non-recourse mortgage debt
- Loan sales and securitizations
- Unencumbered assets available for financing
- CLO transactions
- Equity

From time to time, we may add financing counterparties that we believe will complement our business, although the agreements governing our indebtedness may limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness. Our amended and restated charter and by-laws do not impose any threshold limits on our ability to use leverage. Refer to our discussion below and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Liquidity and Capital Resources" and Note 6, Debt Obligations, Net, to our consolidated financial statements included elsewhere in this Annual Report, for additional information about our financing arrangements.

Senior Unsecured Notes

As of December 31, 2025, we had $2.2 billion of senior unsecured notes outstanding. These unsecured financings were comprised of $599.5 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes"), $633.9 million in aggregate principal amount of 4.75% senior notes due 2029 (the "2029 Notes"), $500.0 million in aggregate principal amount of 5.50% senior notes due 2030 (the "2030 Notes") and $500.0 million in aggregate principal amount of 7.00% senior notes due 2031 (the "2031 Notes," collectively with the 2027 Notes, the 2029 Notes, and the 2030 Notes, the "Notes"). The Company currently guarantees the obligations under the Notes and the indenture.

Due in large part to devoting such a large portion of our capital structure to equity and unsecured corporate bond debt, we maintain a $4.1 billion pool of unencumbered assets, comprised primarily of first mortgage loans and unrestricted cash as of December 31, 2025.

Unsecured Revolving Credit Facilities

Our Unsecured Revolving Credit Facility is available on a revolving basis to finance our working capital needs and for general corporate purposes. On January 2, 2025, we increased the aggregate maximum borrowing amount of the Unsecured Revolving Credit Facility to $850.0 million, following the upsize to $725 million on December 20, 2024. The Unsecured Revolving Credit Facility also allows us to enter into additional incremental revolving commitments up to an aggregate facility size of $1.3 billion, subject to certain customary conditions. Borrowings under the Unsecured Revolving Credit Facility bear interest at a rate equal to term SOFR plus a margin of 125 basis points as of December 31, 2025. The margin for borrowings is subject to adjustment based on the Company's credit rating and may range between 77.5 and 170 basis points. As of December 31, 2025, we had $280.0 million in outstanding borrowings on the Unsecured Revolving Credit Facility.

Effective May 27, 2025, the date on which we received investment grade ratings from Moody's and Fitch, the Unsecured Revolving Credit Facility was automatically amended, the pledge of the shares of (or other ownership or equity interest in) certain subsidiaries was terminated, and each guarantor (other than Ladder Capital Corp and any subsidiary that is a trigger guarantor) was released and discharged from all obligations as a guarantor and/or pledgor.

In September 2025, the Company entered into an unsecured Money Market Borrowing Arrangement to provide short-term financing up to $100 million. The arrangement has a five-year term. No borrowing on this facility is permitted over a quarter end date, and as such, no balance was utilized under this arrangement as of December 31, 2025.

Committed Loan Financing Facilities

We are a party to multiple committed loan repurchase agreement facilities, totaling $656.0 million of credit capacity. As of December 31, 2025, we had no borrowings outstanding. Assets pledged as collateral under these facilities are generally limited to first lien whole mortgage loans, mezzanine loans and certain interests in such first mortgage and mezzanine loans.

We have the option to extend some of our existing facilities subject to a number of customary conditions. The lenders have sole discretion to include collateral in these facilities and to determine the market value of the collateral. In certain cases, the lenders may require additional collateral, a full or partial repayment of the facilities (margin call), or a reduction in undrawn availability under the facilities. Typically, the lender establishes a maximum percentage of the collateral asset's market value that can be borrowed. We often borrow at a lower percentage of the collateral asset's value than the maximum, leaving us with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Securities Repurchase Financing

We are a party to master repurchase agreements with several counterparties to finance our investments in securities. As of December 31, 2025, the Company had $627.0 million of securities repurchase debt outstanding. The securities that serve as collateral for these borrowings are typically highly liquid AAA-rated CMBS with relatively short duration and significant subordination. The lenders have sole discretion to determine the market value of the collateral on a daily basis, and, if the estimated market value of the collateral declines, the lenders have the right to require additional collateral. If the estimated market value of the collateral subsequently increases, we have the right to call back excess collateral.

Mortgage Loan Financing

We typically finance our real estate investments with long-term, non-recourse mortgage financing. These mortgage loans have carrying amounts of $388.2 million, net of unamortized premiums of $3.1 million as of December 31, 2025, representing proceeds received upon financing greater than the contractual amounts due under these agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. We recorded $0.7 million of premium amortization, which decreased interest expense for the year ended December 31, 2025. During the year ended December 31, 2025, we modified and extended one term debt agreement financing a property in our real estate portfolio.

Collateralized Loan Obligations ("CLO") Debt

As of December 31, 2025, we did not have any matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on our consolidated balance sheets.

In July 2021, we financed a pool of $607.5 million of loans in a managed CLO transaction ("LCCM 2021-FL2"), which generated $498.2 million of gross proceeds to Ladder. On February 18, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL2. In December 2021, the Company financed a pool of $729.4 million of loans in a managed CLO transaction ("LCCM 2021-FL3"), which generated $566.2 million of gross proceeds to Ladder. On June 16, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL3. Refer to Note 6, Debt Obligations, Net for further detail.

Hedging Strategies

We may enter into interest rate and credit spread derivative contracts to mitigate our exposure to changes in interest rates and credit spreads. We generally seek to hedge the interest rate risk on the financing of assets that have a duration longer than five years, including newly-originated conduit first mortgage loans and securities if long enough in duration. We monitor our asset profile and our hedge positions to manage our interest rate and credit spread exposures, and we seek to match fund our assets according to the liquidity characteristics and expected holding periods of our assets.

Financial Covenants

We generally seek to maintain a debt-to-equity ratio of approximately 3.0:1.0 or below. We expect this ratio to fluctuate during the course of a fiscal year due to the normal course of business. This ratio may also fluctuate as a result of our conduit lending operations, in which we generally securitize our inventory of conduit loans at intervals, and also because of changes in our asset mix, due in part to such securitizations. We generally seek to match fund our assets according to their liquidity characteristics and expected hold period. We believe that the defensive positioning of our predominantly senior secured assets and our financing strategy has allowed us to maintain financial flexibility to capitalize on an attractive range of market opportunities as they have arisen.

We and our subsidiaries may incur substantial additional debt in the future. However, we are subject to certain restrictions on our ability to incur additional debt in the indentures governing the Notes and our other debt agreements. Under the indenture for the 2030 Notes (the "2030 Indenture"), we may not incur certain types of indebtedness unless our leverage ratio (as defined in the 2030 Indenture) is less than or equal to 3.50:1.00 and our fixed charge coverage ratio is more than or equal to 1.25:1.00. We are also required to maintain unencumbered assets in excess of 120% of our aggregate unsecured indebtedness.

Our borrowings under certain financing agreements are subject to financial covenants as defined in such agreements, including minimum net worth requirements, minimum liquidity levels, maximum leverage ratios, minimum fixed charge coverage or interest coverage ratios. These restrictions, which would permit us to incur substantial additional debt, are subject to significant qualifications and exceptions.

Further, certain of our financing arrangements and loans on our real property are secured by our assets, including the assets of certain subsidiaries. From time to time, certain of these financing arrangements and loans may prohibit certain of our subsidiaries from paying dividends to us, from making distributions on such subsidiary's capital stock, from repaying to us any loans or advances to such subsidiary from us or from transferring any of such subsidiary's property or other assets to us or other of our subsidiaries.

We were in compliance in all material respects with the covenants under our financing arrangements as described in this Annual Report as of December 31, 2025.

Competition

The commercial real estate finance markets are highly competitive. We face competition for lending and investment opportunities from a variety of institutional lenders and investors and many other market participants, including specialty finance companies, other REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. These competitors may enjoy competitive advantages over us, including greater name recognition, established lending relationships with certain borrowers and brokers, financial resources, and access to capital, including through a corporate parent.

We compete on the basis of relationships, product offering, loan structure, terms, pricing and customer service. Our success depends on our ability to maintain and capitalize on relationships with borrowers and brokers, offer attractive loan products, remain competitive in pricing and terms, and provide superior service.

Taxation

We have elected to be subject to tax as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"), commencing with the taxable year ending December 31, 2015. Additionally, certain of our subsidiary entities have also elected to be subject to tax as REITs. To qualify as a REIT, we must make qualifying distributions to shareholders and satisfy, on a continuing basis, through actual investment and operating results, certain asset, income, organizational, distribution, stock ownership and other REIT requirements. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which we lost our REIT qualification. The failure to qualify as a REIT could have a material adverse impact on our results of operations and amounts available for distribution to shareholders.

We utilize TRSs to reduce the impact of the prohibited transaction tax and to avoid penalty for the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests. Any income associated with a TRS is fully taxable because a TRS is subject to federal and state income taxes as a domestic C corporation based upon its net income. Refer to "Risk factors —Risks related to our taxation as a REIT."

Regulation

Our operations are subject, in certain instances, to supervision and regulation by U.S. federal and state governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. In addition, certain of our subsidiaries' businesses may rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"). These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third-parties who we do not control.

Regulation of Commercial Real Estate Lending Activities

Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans, the USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control and U.S. federal and state securities laws and regulations.

Regulation as an Investment Adviser

Effective as of July 16, 2021, Ladder Capital Asset Management LLC ("LCAM") is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and during the year provided investment advisory services solely to Ladder-sponsored collateralized loan obligation trusts ("CLO Issuers"). As of June 30, 2025, LCAM redeemed both CLO Trusts. As a result of these redemptions, LCAM no longer has any advisory clients or regulatory assets under management. LCAM is eligible to retain its SEC registration status until June 30, 2026, while it assesses future investment advisory services..

A registered investment adviser is subject to U.S. federal and state laws and regulations primarily intended to benefit its clients. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, custody arrangements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, disgorgement, the revocation of registrations, and other censures and fines.

We may become subject to additional regulatory and compliance burdens if our investment adviser subsidiary expands its product offerings and investment platform.

Investment Company Act Exemption

We intend to conduct our operations so that neither we nor any of our subsidiaries (including any series thereof) are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries (including any series thereof) fail to qualify for, and maintain an exemption from, registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to (a) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model or the value of our securities.

If we or any of our subsidiaries (including any series thereof) were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operation and we would not be able to conduct our business as described in this Annual Report. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately-offered investment vehicles set forth in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

We are organized as a holding company and conduct our businesses primarily through our majority-owned subsidiaries (including any series thereof). We intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities." We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily, hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we will be engaged primarily in the business of holding securities of our majority-owned subsidiaries (including any series thereof).

We expect that certain of our subsidiaries (including any series thereof) may rely on the exclusion from the definition of an "investment company" under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in "qualifying real estate assets" and at least 80% of its assets in qualifying real estate assets and "real estate-related assets."

Although we reserve the right to modify our business methods at any time, as of December 31, 2025, we expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to primarily hold assets in one or more of the following categories, which are comprised primarily of "qualifying real estate assets": commercial mortgage loans, investments in securities secured by first mortgage loans, and investments in selected net leased and other real estate assets. We expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to rely on guidance published by the Securities and Exchange Commission ("SEC") or its staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategies accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries (including any series thereof) may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries (including any series thereof), in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategies accordingly.

In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exemption and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of such companies, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), will not change in a manner that adversely affects our operations.

Qualification for exclusion from the definition of an investment company under the Investment Company Act may limit our ability to make certain investments. In addition, complying with the tests for such exclusion may restrict the time at which we can acquire and sell assets. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategies accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. See "Risk factors—Risks related to our Investment Company Act exemption—Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations."

Employees

As of December 31, 2025, we employed 60 full-time persons. All employees are employed by our operating subsidiary, Ladder Capital Finance LLC. None of our employees are represented by a union or subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Human Capital Management and Corporate Culture

Ladder is a dynamic company that is distinguished by the talent and dedication of our team. We are committed to building and developing a highly engaged workforce that works collaboratively to advance the Company's goals. Our "tone at the top" promotes a culture of transparency, accountability, and ethical behavior. As a firm with just 60 employees as of December 31, 2025, Ladder's flat management structure and open-door policy provide all employees with daily access to our senior management. The board of directors maintains oversight of human capital management and corporate culture and gains insight at regular board and committee meetings about specific Company human resources initiatives, including talent engagement, attraction, and retention.

Workforce Composition and Cultivation

We are committed to cultivating an environment where every individual's contributions are valued, and where mutual respect and dignity are foundational principles. We maintain an anti-discrimination, harassment, and retaliation policy that is reviewed and updated at least annually, along with required annual employee training. We regularly evaluate our workforce composition, recruitment methods, and professional development initiatives to identify opportunities for ongoing enhancement, with the aim of nurturing and preserving a workforce that reflects a wide range of talents and perspectives.

Talent Recruitment, Development and Retention

We believe our strong corporate culture, opportunities for advancement, and competitive compensation and benefits make Ladder a desirable place to work. We offer competitive pay at all levels, including base salaries, annual incentive awards, and stock awards, and frequently evaluate industry pay practices, including through the use of the board's compensation consultant.

We seek to promote from within, developing a deep bench of experienced professionals ready to grow into more senior roles. We reimburse employees for professional licenses, memberships, and subscriptions, as well as training programs, conferences, and classes. Employees are encouraged to participate in cross-functional team projects to develop comprehensive business knowledge. Our "Ladder Climbers" program fosters leadership skills among junior staff through after-work activities, on-site learning, and informational sessions.

We periodically use employee experience surveys to solicit feedback on topics such as job satisfaction and employee activities. We use the information from these surveys to guide management engagement, decision-making, and strategy.

Health, Safety and Wellness

The Company offers comprehensive healthcare benefits, paid time off, and a business continuity plan that places our employees' health and safety at its core. Our benefits program includes, among other programs, mental health, fertility services, and family leave. We also support our employees' wellness through an on-site fitness center and aim to create an environment that provides for work-life balance.

Our Corporate Information

Our principal executive offices are located at 320 Park Avenue, 15th Floor, New York, New York 10022, and our telephone number is (212) 715-3170. We maintain a website on the Internet at http://www.laddercapital.com. The information contained in our website is not incorporated by reference into this Annual Report. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to the SEC, in accordance with the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flows and liquidity could be materially adversely affected. The market price of our Class A common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our Class A common stock. Certain statements in "Risk Factors" are forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" included elsewhere in this Annual Report.

Summary of Principal Risk Factors

Our business is subject to change, risks, and uncertainties, as described herein. The risks factors that the Company considers material include, but are not limited to, the following:

Risks Related to Our Operations
- Our success depends upon hiring and retaining qualified personnel and maintaining strategic business alliances.
- The allocation of capital among our business segments varies, which may adversely affect our financial performance.
- We operate using financial models and according to proprietary underwriting criteria in a highly competitive market for lending and other investment opportunities, which may limit our ability to originate or acquire desirable loans and other investments in our target assets and/or our ability to finance and yield a certain return on our investments.

Market Risks Related to Our Investments
- We cannot predict how government policies, Federal Reserve actions, or changes in the political environment will affect our business and the markets in which we operate.
- We have a concentration of investments in the real estate sector, and may have further concentrations in certain property types, locations, tenants and borrowers, which increases our exposure to the risks of certain economic downturns, and the value of which may be adversely affected by many factors beyond our control, including dislocations, illiquidity and market and sector volatility, shifts in commercial real estate demand patterns, fluctuations in prevailing interest rates and credit spreads, prepayment rates on mortgage loans, geopolitical uncertainty, and other events or trends that may cause unanticipated and uninsured performance declines or losses.

Risks Related to Our Portfolio
- The repayment of mortgage loans are limited by factors such as: federal, state and local laws, including bankruptcy, insolvency and other debtor and tenant relief laws; their non-recourse and potentially illiquid nature; our evaluation of the creditworthiness of borrowers and the underlying properties, including environmental issues and a property's income potential; our ability to manage credit risk and modify or restructure non-performing loans; the sufficiency of reserves; subordination; the lack of full control as a participant or co-lender; and insurance coverage.
- Properties acquired through foreclosure, transitional loans, mezzanine loans, B-Notes and other subordinate positions, participations and preferred equity are more illiquid and involve a greater risk of loss.
- Provisions for loan losses are difficult to estimate. Our reserves for loan losses may prove inadequate.
- Inflation has and may continue to stress property performance and value and thus mortgage loan performance.

- Our participation in the market for mortgage loan securitizations exposes us to risks that could result in losses to us and our access to the CMBS securitization market, and the timing of our securitization activities and real estate sales causes our quarterly financial results to fluctuate.
- We are subject to risks associated with unfunded conditional loan commitments.
- Mortgages on facilities that are subject to ground leases risk the collateral reverting to the ground lessor unexpectedly during the term of the loan due to such borrower's default under, and the resulting termination of, the ground lease.
- The expense of operating and owning real property, including net leased real estate assets, impacts our cash flow and our investments in net leased properties could be adversely affected by our reliance on the net leased tenants.
- The leases at the properties underlying commercial real estate loans or securities or the properties held by us may not be relet or renewed on favorable terms, or at all.
- Current and future venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on venture partners' financial condition and liquidity and disputes between us and our partners.
- Our investments in CMBS and other real estate-related securities are generally subject to losses.
- Our determinations of fair value may have a material impact on our financial condition and results of operations.

Risks Related to Our Indebtedness
- Our business is leveraged, which could lead to greater losses than if we were not as leveraged.
- There can be no assurance that we will be able to access financing on favorable terms, or at all, and restrictive covenants and the potential need for additional collateral may limit our ability to fully pursue our business strategies.
- Any credit ratings assigned to the debt securities we issue or our investments could be downgraded.
- We are subject to counterparty risk associated with our debt obligations and cash balances.
- Our use of leverage may create a mismatch between the duration of financing, and the life of, the investments made using the proceeds of such financing, as well as between the index of our investments and the index of our leverage.
- We have financed, and may in the future seek to finance, certain of our shorter-term loans via CLOs and such transactions involve significant risks, including that the sponsor of such transactions will receive distributions from the CLO only if the CLO generates enough income to first pay all the investors in senior tranches and all CLO expenses.

Risks Related to Regulatory and Compliance Matters
- If our registered investment adviser subsidiary is unable to meet SEC requirements or comply with certain federal and state securities laws and regulations, it will face termination of its registration, fines or other disciplinary action.
- Certain of our entities have and may in the future make loans to other of our entities on other-than-arms'-length terms.
- Our exemption from registration under the Investment Company Act imposes significant limits on our operations.
- The evolving and often conflicting political and regulatory landscape surrounding sustainability and climate change creates significant uncertainty and compliance challenges.

Risks Related to Hedging
- We may choose to hedge our risks or not, and both choices could expose us to potential losses.
- Hedging transactions may be subject to clearing and/or margin requirements and not have a liquid secondary market.

Risks Related to Our Class A Common Stock
- The price and trading volume of our Class A common stock can be volatile, which has and could in the future result in shareholder losses.
- Our charter contains REIT-related restrictions on the ownership of, and ability to, transfer our Class A common stock.
- Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Risks Related to Our Taxation as a REIT
- If we fail to qualify as a REIT, we will incur substantial tax liability. As a REIT, we and our investors may still face other tax liabilities.
- Our REIT qualification depends on meeting asset, income, organizational, distribution, shareholder ownership and other requirements. Such compliance entails judgment and may cause us to forgo or liquidate attractive investments.
- REIT distribution requirements could adversely affect our ability to execute our business plan. We cannot guarantee a minimum distribution payout level, specify the distribution method, or predict the resulting tax treatment.
- Changes to U.S. federal income tax laws could materially and adversely affect us and our shareholders.

General Risk Factors
- Our business model and our investment, asset allocation and financing policies, may not be successful.
- Our business may be adversely affected by reputational harm to us or the counterparties with whom we associate. Failure to maintain effective internal controls and the complexity of accounting and tax rules, characterized by significant judgment and assumptions, could materially affect the accuracy and timeliness of our financial statements.

- Cybersecurity threats, security breaches, and our use of artificial intelligence technologies could cause significant business disruption, compromise sensitive information, produce inaccurate or biased results, damage our reputation, and subject us to regulatory scrutiny and legal liability.
- Litigation and the inability to secure required business authorizations or licenses may adversely affect our business.

The risks described above should be read together with the text of the full risk factors below, in the section entitled "Risk Factors" in Part II, Item 1A. and the other information set forth in this Annual Report, including the consolidated financial statements and the related notes, as well as in other documents that are filed with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that are currently determined to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Risks Related to Our Operations

The allocation of capital among our business segments varies, which may adversely affect our financial performance and liquidity.

In executing our business plan, we regularly consider the allocation of capital to our various commercial real estate business segments, including: (i) our primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. The allocation of capital among such business segments varies due to market conditions, the expected relative return on equity of each activity, the judgment of our management team, the demand in the marketplace for commercial real estate loans and securities and the availability of specific investment opportunities, including shifts in capital allocation in response to sector-specific performance variations and to changes in interest rates. We also consider the availability and cost of our likely sources of capital. If we fail to appropriately allocate capital and resources across our business segments or fail to optimize our investment and capital raising opportunities, our liquidity and financial performance may be adversely affected.

Our success depends upon hiring and retaining qualified personnel, including senior management and loan originators, and the loss of key personnel could materially harm our business.

Our success depends heavily on our senior management team, who drive strategy and execution across all three of our business segments: loan originations, securities investments, and real estate investments. The loss of one or more of these key personnel could severely disrupt our operations and adversely affect our ability to execute our investment strategy. There is significant competition for talent in commercial real estate finance and investment management, and we may be unable to identify and attract suitable replacements in a timely manner if key personnel depart.

We also depend on our loan originators to generate borrower clients by, among other things, developing relationships with commercial property owners, real estate agents and brokers, developers and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate or retain a sufficient number of skilled loan originators, at a reasonable cost or at all, our business could be materially and adversely affected. We also depend on our network of loan brokers, who generate a significant portion of our loan originations. While we strive to cultivate long-standing relationships that generate repeat business for us, brokers are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans shopped by these brokers. We also cannot guarantee that we will be able to maintain or develop new relationships with additional brokers.

We may not be able to maintain our strategic business alliances.

We often rely on other third-party companies for assistance in origination, warehousing, distribution, servicing, securitization and other finance-related and loan-related activities. Our achievement of investment grade status has expanded our capital markets relationships to include a broader range of bank counterparties and institutional investors. The strength and stability of these relationships are critical to our ability to access financing on favorable terms and execute our business strategy. There can be no assurance that any of these strategic partners will continue their relationships with us in the future. Our ability to influence our partners may be limited and non-alignment of interests on various strategic decisions may adversely impact our business. Furthermore, strategic alliance partners may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations, which may affect our financial conditions or results of operations.

We operate using financial models and according to proprietary underwriting criteria in a highly competitive market for lending and other investment opportunities, which may limit our ability to originate or acquire desirable loans and other investments in our target assets and/or our ability to finance and yield a certain return on our investments.

To evaluate our target assets, our management team uses financial models and underwriting criteria, the effectiveness of which cannot be guaranteed. Our profitability depends, in large part, on our ability to originate loans or acquire target assets at attractive prices that, in our judgment, meet our criteria according to the results of our modeling. However, we operate in a highly competitive market for lending and other investment opportunities. In originating or acquiring target assets, we compete with a variety of institutional lenders and investors and many other market participants, including specialty finance companies, REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Unlike Ladder, certain of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from registration under the Investment Company Act. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Under our credit facilities, the lenders have the right to review the assets which we are seeking to finance and approve the purchase and financing of such assets in their sole discretion. Our underwriting criteria and lender approvals may restrict us from being able to compete with others for commercial mortgage loan origination and acquisition opportunities and these criteria may be stricter than those employed by our competitors. In addition, these underwriting criteria and approvals impose conditions and limitations on our ability to originate certain of our target assets, including, in particular, restrictions on our ability to originate junior mortgage loans, mezzanine loans and preferred equity investments. Furthermore, competition for originations of, and investments in, our target assets may lead to the yield of such assets decreasing, which may further limit our ability to generate desired returns.

Market Risks Related to Our Investments

We cannot predict how government policies, Federal Reserve actions, or changes in the political environment will affect our business and the markets in which we operate.

Monetary policy responses to inflation have created significant volatility in financial and mortgage markets, particularly when rapid interest rate increases led to reduced commercial real estate transaction volumes and increased economic distress for property owners. This volatility made real estate transactions more challenging for potential borrowers, directly affecting our commercial real estate financing opportunities.

The change in administration has introduced additional uncertainty regarding federal, state, and local legislation, regulation, and policy direction. This uncertainty extends to interest rates, tariffs, inflation, foreign exchange rates, trade policy, and fiscal and monetary policy, creating difficult-to-quantify macroeconomic and geopolitical risks. Inflation has also increased our operating costs, and new legislative, regulatory, or policy changes could significantly impact our business and the markets in which we operate. Changes in federal policy, including tax policies and regulatory oversight of financial services, occur through policy and personnel changes following elections. We cannot predict the ultimate impact of these changes on our business, investments, or the real estate industry generally, and prolonged uncertainty could adversely affect our investment objectives and operating environment.

Federal fiscal challenges pose additional risks. Extended government shutdowns, failure to raise the debt ceiling, or other budgetary decisions limiting federal spending may negatively impact economic conditions and capital markets liquidity. Credit rating downgrades of the U.S. government—such as Fitch's 2023 downgrade from "AAA" to "AA+" and Moody's shift to a "negative" outlook—reflect concerns about federal debt levels and governance. Further downgrades or the possibility of a U.S. debt default could create broader financial turmoil, increase borrowing costs, reduce credit availability, and negatively impact our portfolio asset values, net income, liquidity, and ability to finance assets on favorable terms.

We have a concentration of investments in the real estate sector and may have further concentrations from time to time in certain property types, locations, tenants and borrowers, which increases our exposure to the risks of certain economic downturns.

We and our borrowers operate in the commercial real estate sector. Such concentration in one economic sector increases the volatility of our returns and exposes us to the risk of economic downturns in this sector to a greater extent than if our portfolio also included other sectors of the economy. Declining real estate values may reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens and/or the interest rates at which loans can be profitably made increases. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our basis in the related loan. Any sustained period of increased payment delinquencies, forbearance, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate/acquire/sell loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business. Additionally, market volatility can create compounding negative effects across our three business segments simultaneously. Distress in commercial real estate lending markets may cause borrower defaults, reduce the value of our loan portfolio, decrease the market value of our securities investments, and reduce the value of our owned real estate assets.

In addition, we are not required to observe specific diversification criteria relating to property types, locations, tenants or borrowers. A limited degree of diversification increases risk because the aggregate investment return of our business may be adversely affected by the unfavorable performance of a single property type, single tenant, single market or even a single investment. To the extent that our portfolio is concentrated in any one region or type of asset, downturns or weather events relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period. Additionally, borrower concentration, in which a particular borrower is, or a group of related borrowers are, associated with multiple real properties securing mortgage loans or securities held by us, magnifies the risks presented by the possible poor performance of such borrower(s). Moreover, borrowers may be concentrated in individual asset classes that could impact their liquidity.

The value of our investments can be adversely affected by many factors that are beyond our control, including dislocations, illiquidity and volatility in the market for commercial real estate, commercial real estate finance and the broader financial markets.

Income from, and the value of, our investments can be adversely affected by many factors that are beyond our control, including, but not limited to:

- volatility and adverse changes in international, national and local economic and market conditions, including contractions in market liquidity for mortgage loans and mortgage-related assets and tenant bankruptcies;
- changes in interest rates, inflation, credit spreads, prepayment rates and in the availability, costs and terms of financing;
- changes in rates of default or recovery rates;
- changes in generally accepted accounting principles in the United States ("GAAP");
- changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;
- downturns in the markets for mortgage-backed securities and other asset-backed and structured products, and commercial real estate;
- geopolitical uncertainty, including international conflicts, trade disputes, political instability, and tensions involving the U.S. or its allies; and
- acts of God such as hurricanes, earthquakes, droughts, wildfires and other natural disasters, pandemics or outbreaks of infectious disease, acts of war or terrorism, civil unrest, and other events or trends that may cause unanticipated and uninsured performance declines or losses to us or the owners and operators of the real estate securing our investments.

Any significant dislocations, illiquidity or volatility in the real estate and securitization markets, including the markets for commercial real estate related securities, as well as global financial markets and the economy generally, could adversely affect our business and financial results. We cannot assure you that dislocations in the commercial mortgage loan market will not occur in the future. Challenging economic conditions affect the financial strength of many commercial, multifamily and other tenants and result in increased rent delinquencies and decreased occupancy. Economic challenges have in the past and may in the future lead to decreased occupancy, decreased rents or other declines in income from, or the value of, commercial, multifamily and manufactured housing community real estate. When a borrower is, or is expected, to be delinquent on payments, we may exercise our judgment to designate the loan as non-accrual and cease recognizing interest income on that loan, directly impacting our profitability. Additionally, we may increase our loan loss reserve to set aside more capital to cover potential losses, which can reduce our shareholders' equity. However, each of these judgments carries the risk of being incorrect, and if we decide not to take any action, it could result in further losses.

Declining commercial real estate values, coupled with tighter underwriting standards for commercial real estate loans, may prevent commercial borrowers from refinancing their mortgages, which may result in increased delinquencies and defaults on commercial, multifamily and other mortgage loans. Declines in commercial real estate values also tend to result in reduced borrower equity, further hindering borrowers' ability to refinance in an environment of increasingly restrictive lending standards and giving them less incentive to cure delinquencies and avoid foreclosure. The lack of refinancing opportunities has impacted and could impact in the future, in particular, mortgage loans that do not fully amortize and on which there is a substantial balloon payment due at maturity, because borrowers generally expect to refinance these types of loans on or prior to their maturity date. Finally, declining commercial real estate values would result in lower recoveries on foreclosure and an increase in losses above those that would have been realized had commercial property values remained the same or increased. Continuing defaults, delinquencies and losses would further decrease property values, thereby resulting in additional defaults by commercial mortgage borrowers, further credit constraints and further declines in property values.

We have only a limited ability to change our portfolio promptly in response to economic or other conditions. Certain significant expenditures, such as our debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced in unfavorable market conditions. These factors impede us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations.

Technology, e-commerce, and remote work have fundamentally changed commercial real estate demand patterns, and these shifts may have an adverse impact on the value of certain of our debt and equity investments.

The retail sector has evolved beyond traditional brick-and-mortar models, with consumer preferences shifting toward experiential retail, necessity-based retail, and service-oriented offerings. Grocery-anchored and service-oriented retail centers have demonstrated resilience, as consumers continue to value convenience and in-person services for essential needs. However, continued shifts in consumer behavior could cause certain tenants to reduce their physical footprint or experience financial stress, which could negatively impact our investments in those properties.

Hybrid work has become standard practice rather than an emerging trend, fundamentally altering demand for office space. As a direct result, the office sector faces structural challenges, including lower utilization rates and reduced space requirements per employee as companies adopt flexible work policies. Class B and Class C office properties, particularly those in secondary markets or those lacking modern amenities, face heightened pressure from these trends, while Class A office properties in strong primary markets with superior amenities and access to transportation have remained more competitive. These dynamics have led to increased vacancy rates in certain office submarkets and downward pressure on rents, particularly for older buildings with fewer amenities. Continued deterioration in office fundamentals, particularly in secondary markets, could negatively impact the value of our debt and equity investments in office properties and increase the risk of loan defaults or impairments.

The hospitality sector has experienced significant shifts in both leisure and business travel patterns. While leisure travel has rebounded strongly and business travel has substantially recovered from pandemic lows, the composition and patterns of business travel have shifted as companies continue to utilize virtual meeting technologies. Additionally, alternative lodging platforms have increased the supply of available accommodations in many markets, creating competitive pressure on traditional hotels. These changes in travel patterns and increased competition could negatively impact occupancy rates, average daily rates, and overall performance of hotel properties underlying our debt and equity investments.

These secular trends could continue to negatively impact certain property types in our portfolio, particularly office properties in secondary markets. These properties could also be adversely affected by shifting consumer behavior, economic downturns, tenant bankruptcies, increased competition, or other factors that could result in reduced occupancy, lower rental rates, and declining property values.

Our earnings may decrease because of fluctuations in prevailing interest rates and credit spreads and associated borrowing costs.

The U.S. Federal Reserve reduced its benchmark interest rates multiple times during 2024 and 2025 following the rapid rate increases of 2022 and 2023. Interest rates may continue to decline or may reverse direction depending on economic conditions, inflation trends, and Federal Reserve policy decisions. We remain exposed to rate-related risks given that we originate both fixed and floating rate loans and maintain both fixed and floating rate liabilities. Our primary interest rate exposures relate to the yield on our floating rate assets, the financing cost of our floating rate debt, and the Treasury futures that we utilize for hedging purposes. Interest rates are highly sensitive to many factors beyond our control, including governmental monetary and tax policies and domestic and international economic and political considerations. Increased interest rates increase the credit risk of our assets by negatively impacting our borrowers' ability to pay debt service on floating rate loans or our ability to refinance assets upon maturity, negatively impact the value of real estate supporting our investments through higher property valuation capitalization rates, and may cause assets originated prior to rate increases to experience fair value declines or provide yields below prevailing market rates. Conversely, decreased interest rates can compress our net interest margins by reducing yields on floating rate assets and may accelerate loan prepayments requiring capital redeployment; however, declining rates also reduce our floating rate borrowing costs, improve borrower credit quality by reducing debt service burdens, and can increase property values through lower capitalization rates. The net effect of interest rate changes on our business depends on the timing and magnitude of such changes, the composition of our loan and securities portfolio, the relative mix of fixed and floating rate assets and liabilities, and the effectiveness of our hedging strategies.

In addition to benchmark interest rate risk, changes in credit spreads materially affect our business. Credit spreads represent the premium above benchmark rates that lenders and investors demand for assuming credit risk. Widening credit spreads increase our borrowing costs on secured financing facilities, warehouse lines, and impact when we access capital markets, even when benchmark interest rates remain stable or decline. Spread widening can also decrease the fair value of our loan and securities portfolios and reduce liquidity in commercial real estate debt markets. Credit spreads are influenced by market perceptions of commercial real estate credit quality, general investor risk appetite, capital market liquidity conditions, and factors specific to our Company including our financial performance and credit ratings. While narrowing credit spreads can benefit us through reduced funding costs and increased portfolio valuations, tighter spreads may also compress our loan origination margins and reduce the relative attractiveness of our returns on new originations compared to alternative investments.

Prepayment rates on mortgage loans cannot be predicted with certainty and prepayments may result in losses to the value of our assets.

Prepayment rates on mortgage loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates and credit spreads, fluctuations in asset values, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic, legal and other factors beyond our control. The frequency at which prepayments (including voluntary prepayments by the borrowers and liquidations due to defaults and foreclosures) occur on our investments can adversely impact our business, and prepayment rates cannot be predicted with certainty, making it impossible to completely insulate us from prepayment or other such risks. Any adverse effects of prepayments may impact our portfolio in those particular investments, which may experience outright losses in an environment of faster actual or anticipated prepayments, may underperform relative to hedges that the management team may have constructed for such investments (resulting in a loss to our overall portfolio). In the event of declining interest rates, borrowers are more likely to prepay, thereby exposing us to the risk that the prepayment proceeds may be reinvested only at a lower interest rate than that borne by the prepaid obligation. In periods of increasing interest rates and/or credit spreads, prepayment rates on loans will generally decrease, which could impact our liquidity, or increase our potential exposure to loan non-performance.

We are also exposed to the risk of increased prepayments or defaults by any mortgage underlying a security that we own at a premium. Any principal paydown diminishes the amount outstanding in these securities and reduces the yield to us. Conversely, if we purchase securities at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit from declining interest rates less than other fixed income securities. Because our portfolio is comprised of both discount assets and premium assets, our portfolio may be adversely affected by changes in prepayments in any interest rate environment. Before purchasing a security, we judge the likelihood of prepayment based on certain prepayment and default parameters and our own experience. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on our judgment and, accordingly, result in losses to our business.

Difficulty in redeploying the proceeds from repayments of our existing loans and securities investments may also cause our financial performance and returns to investors to suffer. As our loans and securities investments are repaid, we will have to redeploy the proceeds we receive into new loans and investments, repay borrowings under our credit facilities, pay dividends to our shareholders or repurchase outstanding shares of our class A common stock. It is possible that we will fail to identify reinvestment options that would provide returns or a risk profile that is comparable to the asset that was repaid. If we fail to redeploy the proceeds we receive from repayment of a loan or security in equivalent or better alternatives, our financial performance and returns to investors could suffer.

Risks Related to Our Portfolio

The vast majority of the mortgage loans that we originate or purchase, and those underlying the CMBS and other real estate-related securities in which we invest, are non-recourse loans and our credit management and the assets securing the loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan.

Despite our efforts to manage credit risk, there are many aspects of credit risk that we cannot control. Our credit policies and procedures may not be successful in limiting future delinquencies, defaults, foreclosures or losses, particularly in relation to declining economic conditions or significant market disruptions, or they may not be cost effective. Our underwriting process, due diligence efforts or hedging strategies, if any, may not be effective or sufficient. Loan servicing companies or our operating partners may not cooperate with our loss mitigation efforts, or those efforts may be ineffective. Service providers to securitizations, such as trustees, loan servicers, bond insurance providers, and custodians, as well as operating partners and property managers, may not perform in a manner that promotes our interests. As a result, delay of foreclosures could delay resolution and increase ultimate loss severities.

Except for customary non-recourse carve-outs for certain actions and environmental liability, most commercial mortgage loans, including those underlying the CMBS and other real estate-related securities in which we invest, are effectively non-recourse obligations of the sponsor and borrower, meaning that there is no recourse against the assets of the borrower or sponsor other than the underlying collateral. In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Even if a mortgage loan is recourse to the borrower (or if a non-recourse carve-out to the borrower applies), in many cases, the borrower's assets are limited primarily to its interest in the related mortgaged property. Further, although a mortgage loan may provide for limited recourse to a principal or affiliate of the related borrower (e.g., a specific guaranty relating to completion, carry, interest rate caps, reserve replenishments or payment), there is no assurance that any recovery from such principal or affiliate will be made or that such principal's or affiliate's assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loan to such borrower is deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

The commercial real estate mortgages and other commercial real estate-related loans we provide, the commercial mortgage loans underlying the CMBS and other real estate-related securities in which we invest, and the real estate that we own are subject to the ability of the commercial property to generate net operating income ("NOI").

The commercial real estate mortgage loans and other commercial real estate-related loans we provide, the commercial mortgage loans underlying the securities in which we invest, and the real estate that we own are subject to the ability of the commercial property to generate NOI (and not the independent income or assets of the borrower in the case of mortgage loans). Any reductions in NOI increase the risks of delinquency, foreclosure and default, which could result in losses to us. NOI of an income-producing property can be affected by many factors, including, but not limited to:

- the ongoing need for capital improvements, particularly in older structures;
- changes in general or local market conditions;
- increases in property taxes and other operating expenses;
- changes in tenant mix and performance, the occupancy or rental rates of the property or, for a property that requires new leasing activity, a failure to lease the property in accordance with the projected leasing schedule;
- competition from comparable property types or properties;
- unskilled or inexperienced property management;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of a property difficult;
- development projects that experience cost overruns or otherwise fail to perform as projected including, without limitation, failure to complete planned renovations, repairs, or construction;
- challenges to the owner's claim of title to the real property;
- environmental considerations, including liability for testing, monitoring and remediation;
- changes in zoning laws, rent control laws and other similar legal restrictions on property ownership and operation;
- other governmental rules and policies;
- community health issues, including, without limitation, epidemics and pandemics;
- unanticipated structural defects or costliness of maintaining the property;
- casualty and condemnation;

- uninsured or underinsured losses, such as possible acts of theft, terrorism, social unrest or civil disturbances;
- a decline in the operational performance of a facility on the real property (such facilities may include multifamily rental facilities, office properties, retail facilities, hospitality facilities, healthcare-related facilities, industrial facilities, warehouse facilities, restaurants, mobile home facilities, recreational or resort facilities, parking lot facilities or other facilities);
- large-scale fire, earthquake, wildfires, drought, or other natural disaster, or severe weather-related damage to the property and/or its operations; and
- rising utility costs, increased insurance premiums, regulatory environmental requirements, or the potential liability relating to environmental matters that impact the value of properties we may acquire or the properties underlying our investments.

Additional risks may be presented by the type and use of a particular commercial property, including land (which we do not generally expect to produce income), or specialized use as a nursing home or hospitality property.

The ability of a property owner, whether one of our borrowers or ourselves with respect to commercial properties we own, and our own financial performance with respect to commercial properties we own, will depend on the performance and financial health of the underlying tenants, which may be difficult to assess or predict. In addition, as the number of tenants with respect to a commercial property decreases or as tenant spaces on a property must be relet, the nonperformance risk of the loan related to such commercial property may increase. Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan as lender and repay the principal as borrower. A substantial portion of our portfolio may be committed to the origination or purchasing of commercial real estate loans to small and medium-sized, privately owned businesses. Compared to larger, publicly owned firms, such companies generally have limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. The above financial challenges may make it difficult for such borrowers to make scheduled payments of interest or principal on their loans. Accordingly, advances made to such types of borrowers entail higher risks than advances made to companies who are able to access traditional credit sources.

A portion of our portfolio also may be committed to the origination or purchasing of commercial real estate loans where the borrower has a history of poor operating performance, based on our belief that we can realize value from a loan on the property despite such borrower's performance history. However, if such borrower were to continue to perform poorly after the origination or purchase of such loan, including due to the above financial challenges, we could be adversely affected.

Inflation and increased operating costs have stressed and may continue to stress property performance and mortgage loan performance.

Consumer demand, combined with tight labor markets, increased government spending and supply chain imbalances created significant inflationary pressure on the U.S. economy in 2022 and 2023. Inflation has since moderated substantially from those peaks, but remains present at levels above historical norms, and operating costs for commercial real estate remain somewhat elevated compared to pre-pandemic levels. Looking forward, tariff policies implemented by the current administration could accelerate inflationary pressure, though the scope of potential tariff expansion, implementation of additional measures, and ultimate economic impact of such policies remain highly uncertain. Should inflation accelerate, whether due to tariff-driven cost increases or other factors, renewed inflationary pressure could further stress commercial property operations and borrowers' debt service capacity.

Increased operating expenses, such as rising energy costs and wages, stress property performance and thus mortgage loan performance. Investments with long-term leases featuring flat rental rates or longer-term fixed rate loans such as certain conduit loans, could experience relative value declines in a renewed inflationary environment. Our shorter-term floating rate loan portfolio may be better positioned to adjust to inflationary conditions than longer-duration fixed rate instruments, though inflation-driven cost increases would still present risks to property cash flows and borrower performance.

Certain property types and markets in our portfolio may be more vulnerable to inflationary pressures than others. For example, properties with significant operating expense exposure, such as those with high utility or labor costs, could experience margin compression if rental rates fail to keep pace with expense growth. Additionally, properties in markets with weaker demand fundamentals or increased new supply may face greater challenges in passing through cost increases to tenants through rent increases.

We actively manage our loan portfolio, including through modifications and restructurings of non-performing loans, which involve significant risks and may not always be successful. The process for collecting or foreclosing mortgage liens or equity

pledges can be expensive, lengthy and limited by the application of state, bankruptcy, insolvency and other debtor and tenant relief laws.

Loans become non-performing for a variety of reasons, including, without limitation, because the underlying property is too highly leveraged or the borrower falls upon financial distress, in either case, resulting in the borrower being unable to meet its debt service obligations. Such loans require anything from minor modifications to a substantial amount of workout negotiations and/or restructuring, which may divert attention from other activities and may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal of the loan and significant legal costs. A loan could also be designated as non-accrual during the collection and/or foreclosure process, which in turn would have a negative effect on our operating results. Moreover, the ability to implement a successful modification or restructuring entails a high degree of uncertainty, and we may not be able to implement any such modification or restructuring on favorable terms or at all. The financial or operating difficulties relating to the distressed or non-performing loan may never be overcome.

Each of our mortgage loans permits us to accelerate the debt upon default by the borrower. The courts of all states will enforce acceleration clauses in the event of a material payment default, subject in some cases to a right of the court to revoke such acceleration and reinstate the mortgage loan if a payment default is cured. The courts of any state, however, may exercise equitable powers and refuse to allow the foreclosure of a mortgage, deed of trust, or other security instrument or to permit the acceleration of the indebtedness if a default is deemed immaterial or the exercise of those remedies would be unjust or unconscionable or if a material default is cured. Several states (including California) have laws that prohibit more than one "judicial action" to enforce a payment obligation. Some courts have construed the term "judicial action" broadly. Jurisdictions with "one action," "security first," and/or "anti-deficiency" rules may limit our ability or the ability of a special servicer of a CMBS issuance to foreclose on a real property or to realize on obligations secured by a real property. Further, payments on one or more of our loans, particularly a loan to a borrower in which, through an affiliate, we also hold equity interests, may be subject to claims of equitable subordination that, if successful, would place our entitlement to repayment of the loan on an equal basis with holders of the borrower's common equity only after all of the borrower's obligations relating to its other debt and preferred securities has been satisfied.

Borrowers or junior lenders may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact or law, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a discounted buy-out of the borrower's or lender's position in the loan. Foreclosure of a loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed loan. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value, and also may subject us to environmental and other liabilities associated with owning real estate, adversely affecting our ability to sell the property and potentially causing us to incur substantial remediation costs. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property would further reduce the net sale proceeds and, therefore, increase any such losses to us.

At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would further delay the foreclosure process, and could potentially result in a reduction or discharge of a borrower's debt. Although commercial real estate lenders typically seek to reduce the risk of, or disincentivize, borrower bankruptcy through such items as non-recourse carveouts for bankruptcy and special purpose entity/separateness covenants and/or non-consolidation opinions for borrowing entities, the borrower may still seek the protection afforded by bankruptcy, insolvency and other debtor and tenant relief laws. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower would be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court). The lien securing the mortgage loan would be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. One of the protections offered in such proceedings to each of these parties is a stay of legal proceedings, and a stay of enforcement proceedings against collateral for such loans or underlying such securities (including the properties and cash collateral). A stay of foreclosure proceedings could adversely affect our ability to realize on our loan collateral and could adversely affect the value of those assets. Other results of such proceedings include the restructuring or forgiveness of debt, the ability to create super priority liens in favor of certain creditors of the debtor, the potential loss of cash collateral held by the lender if the lender is over-collateralized, and certain well-defined claims procedures. Additionally, the numerous risks inherent in the bankruptcy process create a potential risk of loss of our entire investment in any particular investment.

Operating and disposing of properties acquired through foreclosures subject us to additional risks that could harm our results of operations.

We actively manage our loan portfolio and may pursue foreclosure when we believe taking control of the underlying property represents the most effective strategy to maximize recovery value. We have substantial experience operating and disposing of foreclosed properties and view foreclosure as a strategic asset management tool available to us when appropriate. While foreclosure can be an effective recovery mechanism, owning and operating real property involves risks that are different (and in certain respects more complex) than the risks associated with owning a loan secured by that property. The costs associated with operating and redeveloping foreclosed properties, including any operating shortfalls and significant capital expenditures, could materially and adversely affect our results of operations, financial condition and liquidity. We may also be subject to environmental liabilities arising from properties acquired through foreclosure. In addition, when we elect to sell foreclosed property, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis, resulting in a loss to us. Furthermore, any costs or delays involved in the maintenance or liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

The due diligence process that we undertake in regard to investment opportunities may not reveal all facts and risks that may be relevant in connection with an investment and if we incorrectly evaluate the risks of our investments, we may experience losses.

Our investment decisions depend significantly on accurate assessment of borrowers, sponsors, and the properties securing our loans. We conduct comprehensive analysis of sponsor track records, management capabilities, financial strength, and business plans, and we depend on information obtained from public and non-public sources and the borrower or sponsor themselves. However, such information may be difficult to obtain or may be inaccurate. Borrowers may have incentives to present information in the most favorable light, and despite our verification efforts, material facts may be withheld, misrepresented, or unknown to the borrower at the time of our investment. As a result, we may be required to make decisions based on incomplete information or information that is impossible or impracticable to verify. Even if we are provided with full and accurate disclosure of all material information concerning a borrower, we may misinterpret or incorrectly analyze this information, which may cause us to originate or purchase loans that we otherwise would not have originated or purchased and, as a result, may negatively impact our business or the borrower could still defraud us after origination leading to a loss and negative publicity.

Further, third-party diligence reports on mortgaged properties and the properties we own are inherently limited and reflect conditions only as of a specific point in time. Appraisals, engineering reports, environmental assessments, and other third-party due diligence materials are not guarantees of present or future value or property condition. Different qualified professionals may reach different conclusions when evaluating the same property, and property values and conditions may change significantly after reports are issued. Moreover, third-party reports represent only the analysis and professional judgment of the individual consultant or firm at the time of preparation and may not reveal all necessary repairs, maintenance requirements, remediation needs, or capital improvements that may become apparent over time.

There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

Insurance on the real estate underlying our loans and investments may not be available or cover all losses, and this shortfall could result in both loss of cash flow from and a decrease in the asset value of the affected property.

We require borrowers to maintain comprehensive insurance coverage as a condition of our loans, including property insurance, liability coverage, and in certain cases flood, earthquake, windstorm, and terrorism insurance. Our loan documents include detailed insurance requirements specifying minimum coverage amounts, acceptable carriers, deductible limits, and Ladder as loss payee and additional insured. We maintain systems to monitor insurance compliance and have the contractual right to force-place insurance at the borrower's expense if required coverage lapses. Despite these protective measures, borrowers may not maintain adequate insurance, or insurance may not be available or economically feasible for certain risks, which could result in losses that exceed available coverage.

In addition, there are certain types of losses, generally of a catastrophic nature, such as natural disasters and extreme weather events, pandemics, terrorism or acts of war or civil unrest that may be uninsurable or not economically insurable. A carrier can determine they will no longer take on these risks and not offer them at renewal or on new policies. Furthermore, inflation, frequency and intensity of natural catastrophes, changes in the reinsurance market, changes in building codes and ordinances and other factors have in the past and may in the future impact the availability and cost of insurance. Certain locations (especially those in specialty hazard areas) are seeing changes in availability of coverages or limited availability for stated limits (e.g., named storm, flood and other specialty coverages) and shifts to higher premiums and deductibles on all coverages, especially special form coverages like earthquake and named storm. Further, recent and potentially future legislation shifting liability to property owners, in some cases with strict liability without defense against the injured, may create challenges in obtaining insurance to cover such risks at commercially reasonable rates, if available at all, which can result, if certain uninsured or underinsured injuries occur, in financial distress for property owners regardless of a lack of negligence and/or litigation costs for lenders foreclosing upon or taking title to such properties.

If insurance required by our loan documents becomes commercially unavailable or available only at prohibitive rates, we have several remedial options, including: (i) requiring additional collateral or reserves from the borrower; (ii) force-placing coverage at the borrower's expense; (iii) obtaining additional guaranties or recourse from sponsors; (iv) requiring principal paydowns to reduce our exposure; or (v) in appropriate circumstances, declaring a loan default and accelerating repayment. However, these remedial actions may not be sufficient to eliminate all risk of loss, particularly for catastrophic uninsured events. In addition, servicers responsible for monitoring insurance coverage may also fail to notify us promptly if a borrower fails to maintain adequate coverage, resulting in a loss and limiting our remedies.

The factors outlined above might make insurance proceeds insufficient to repair or replace a given property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Any uninsured or underinsured loss could result in both loss of cash flow from and a decrease in the asset value of the affected property. Additionally, higher insurance costs will reduce the NOI of the properties underling our debt and equity investments, increasing the risks of delinquency, foreclosure and default, which could adversely affect our return on investment and result in losses to us.

Provisions for loan losses are difficult to estimate. Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

We maintain and regularly evaluate financial reserves to protect against potential future losses. Our reserves reflect management's judgment of the probability and severity of losses. We cannot be certain that our judgment will prove to be correct and that reserves will be adequate over time to protect against potential future losses because of unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. We must evaluate existing conditions on our debt investments to make determinations to record loan loss reserves on these specific investments. If our reserves for credit losses prove inadequate, we could suffer losses which could have a material adverse effect on our financial performance.

The Company estimates its current expected credit losses ("CECL") pursuant to ASC, Topic 326 "Financial Instruments - Credit Losses," (collectively, the "CECL Standard"). Under the CECL Standard, we are required to provide allowances for credit losses on certain financial assets carried at amortized cost, such as loans held-for-investment, held-to-maturity debt securities, and available for sale debt securities, including related future funding commitments. This measurement takes place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter. While the CECL Standard does not require any particular method for determining the CECL allowance, it does specify that the allowance should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions, and reasonable and supportable forecasts for the duration of each respective loan. Because our methodology for determining CECL allowances may differ from the methodologies employed by other companies, our CECL allowances may not be comparable with the CECL allowances reported by other companies. The CECL Standard may create more volatility in the level of our allowance for credit losses. If we are required to materially increase our level of allowance for credit losses, such increase could adversely affect our business, financial condition and results of operations.

Certain balance sheet investments are more illiquid and involve a greater risk of loss.

We originate and acquire balance sheet loans that provide interim financing to borrowers seeking short-term capital for the acquisition or transition (for example, lease up and/or rehabilitation) of commercial real estate. Such a borrower under an interim loan often has identified a transitional asset that has been under-managed, is located in a recovering market and/or requires rehabilitation or capital improvements in order to improve the value of the asset. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management and/or the value of the asset or fails to execute its business plan, the borrower may not receive a sufficient return on the asset to satisfy the interim loan, and we bear the risk that we may not recover some or all of our investment. In addition, borrowers often use the proceeds of a long-term mortgage loan to repay an interim loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our interim loan, which could depend on the borrower's ability to execute its business plan, the sponsor's financial wherewithal, market conditions and other factors. Properties undergoing rehabilitation or capital improvements are subject to the additional risks of unanticipated delays, cost over-runs, contractor nonperformance or borrower disputes with contractors resulting in mechanic's or materialmen's liens on the property, and the failure of borrower's sponsors to contribute sufficient equity funds in order to keep the loan "in balance."

Further, interim loans are relatively less liquid than loans against stabilized properties due to their short life, their potential unsuitability for securitization, any un-stabilized nature of the underlying real estate and the difficulty of recovery in the event of a borrower's default. This lack of liquidity may significantly impede our ability to respond to adverse changes in the performance of our interim loan portfolio and may adversely affect the value of the portfolio. Such "liquidity risk" may be difficult or impossible to hedge against and may also make it difficult to effect a sale of such assets as we may need or desire. As a result, if we are required to liquidate all or a portion of our interim loan portfolio quickly, we may realize significantly less than the value at which such investments were previously recorded, which may fail to maximize the value of the investments or result in a loss.

In the case of real property, we cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We may be required to expend cash to correct defects or to make improvements before a property can be sold, and we cannot provide assurance that we will have cash available to correct those defects or to make those improvements. The Code also places limits on our ability as a REIT to sell certain properties held for fewer than two years.

Our investments in subordinate loans, subordinate participation interests in loans, preferred equity and subordinate and/or unrated securities rank junior to other senior debt and we may be unable to recover our investment in these interests.

From time to time, we originate and acquire subordinate loans (including mezzanine loans secured by equity in the property), subordinate participation interests in loans (often referred to as B-Notes) and subordinate rated and/or unrated securities (including, without limitation, certain "risk retention" interests required to be retained by certain participants in securitization transactions). In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower or a non-recourse carve-out guarantor, or the assets of the borrower or non-recourse carve-out guarantors may not be sufficient to satisfy the loan and our legal costs. In addition, certain of our loans may be subordinate to other debt of the borrower. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend loan documents, assign our loans, accept prepayments, exercise remedies and control decisions made in bankruptcy proceedings relating to borrowers.

If a borrower defaults on our mezzanine loan, subordinate loan or debt senior to any loan, or in the event of a borrower bankruptcy, our mezzanine loan or preferred equity investment would be satisfied only after the senior debt, in the case of a mezzanine loan, or all senior and subordinated debt, in the case of a preferred equity investment, is paid in full. As a result, we may not recover some or all of our initial expenditure. In addition, mezzanine and subordinate loans may have higher loan-to-value ratios than first mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine loans or subordinate loans would result in operating losses for us.

In general, losses on a mortgaged property securing a mortgage loan included in a securitization would be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a mezzanine loan or B-Note, if any, then by the "first loss" subordinated security holder (generally, the "B-Piece" buyer and in some cases by the holder of a risk retention interest) and then by the holder of a higher-rated security. Even when we purchase very senior interests in loans and/or securitizations, in the event of default and the exhaustion of any equity support, reserve fund, letter of credit, mezzanine loans or B-Notes, and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the debt instruments or securities we purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originating lender, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we may invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgage loans underlying the mortgage-backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal in these securities.

Finally, subordinated interests are also generally not actively traded and may not provide holders thereof with a liquid investment, particularly during periods of market disruption.

Our participation in the market for mortgage loan securitizations exposes us to risks that could result in losses to us.

We have generally participated in the market for mortgage loan securitizations by contributing loans to securitizations led by various large financial institutions. To date, when we have primarily acted as a mortgage loan seller into, and occasionally as an issuer of, securitizations, we have been obligated to assume certain customary liabilities. Specifically, in connection with any particular securitization, we: (i) make certain representations and warranties regarding ourselves and the characteristics of, and origination process for, the mortgage loans that we contribute to the securitization; (ii) undertake to cure a defect of, repurchase or replace any mortgage loan that we contribute to the securitization that is affected by a material breach of any such representation or warranty or a material loan document deficiency; (iii) assume, either directly or through the indemnification of third-parties, potential securities law liabilities for disclosure to investors regarding ourselves and the mortgage loans that we contribute to the securitization; and (iv) may, depending upon our role in the securitization, (a) retain some or all of the risk retention interests in the securitization and/or (b) retain responsibility for ensuring compliance with risk retention rules (and may be required to indemnify other participants in the securitization for any violation of such rules, including in circumstances where some or all of the risk retention interests are retained by and/or sold to other parties). When we lead a single-asset or multi-asset securitization as an issuer, we assume, either directly or through indemnification agreements, additional potential securities law liabilities and third-party liabilities beyond the liabilities we would assume when we act only as a mortgage loan seller into a securitization.

If loans that we sell or securitize do not comply with representations and warranties that we make about the loans, the borrowers, or the underlying properties, we may be required to repurchase such loans (including from a trust vehicle used to facilitate a structured financing of the assets through a securitization) or replace them with substitute loans. Repurchased loans typically would require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases could adversely affect our business and reputation.

When we participate in a securitization, certain risk retention rules apply. The risk retention rules generally require that either: (i) a securitization's sponsor retain, until the unpaid balance of the bonds or the loans is reduced by a certain amount, a 5% vertical interest in each class of securities issued; (ii) the sponsor or certain third party purchasers retain, until the unpaid balance of the bonds or the loans is reduced by a certain amount (or for third party purchasers, for at least five years), securities in an amount equal to 5% of the credit risk associated with the issued securities in the form of one or more subordinate tranches; or (iii) a combination of (i) and (ii). The risk (with respect to CMBS) must be retained by the sponsor, certain mortgage loan originators and/or, upon satisfaction of certain requirements, a third party purchaser. Significant restrictions exist, and additional restrictions may be added in the future, regarding who may hold risk retention interests, the structure of the entities that hold risk retention interests and when and how such risk retention interests may be transferred or financed. Therefore, such risk retention interests would be generally illiquid and may not be easily financed. As a result of the risk retention rules, we may be required to purchase and retain certain interests in a securitization into which we sell mortgage loans and/or when we act as issuer, may be required to sell certain interests in a securitization at prices below levels that such interests have historically yielded and/or may be required to enter into certain arrangements related to risk retention that we have not historically been required to enter into and, accordingly, the risk retention rules may increase our potential liabilities and/or reduce our potential profits in connection with securitization of mortgage loans.

The risk retention rules and other rules and regulations that have been adopted or may be adopted in the future may alter the structure of securitizations and could pose additional risks to or reduce or eliminate the economic benefits of our participation in the securitization market.

Our access to the CMBS securitization market and the timing of our securitization and real estate sale activities causes our quarterly financial results to fluctuate.

We have historically expected to distribute certain of the first mortgage loans that we originate through securitizations and, in many circumstances, upon completion of a securitization, we recognize certain non-interest revenues which is included in total other income (loss) on our consolidated statements of income and cease to earn net interest income on the securitized loans. Our quarterly revenue, operating results and profitability have varied and may in the future vary substantially from quarter to quarter based on the frequency, pricing, volume and timing of our securitizations and real estate sales. Our securitization activities are affected by a number of factors, including our loan origination volumes, changes in loan values, quality and performance during the period such loans are on our books and conditions in the securitization and credit markets generally and at the time we seek to launch and complete our securitizations. Although due to changes resulting from the risk retention rules required by the Dodd-Frank Act described elsewhere in this Annual Report, Ladder may potentially be required to defer income over the life of the securitization, thereby reducing such volatility in earnings, as a result of these quarterly variations, quarter-to-quarter comparisons of our operating results may not provide an accurate comparison of our current period results of operations. If securities analysts or investors focus on such comparative quarter-to-quarter performance, our stock price performance may be more volatile than if such persons compared a wider period of results of operations.

We are subject to risks associated with unfunded conditional loan commitments or other future advances, such as declining real estate values and operating performance.

Certain of our mortgage loan investments may require us to advance additional loan funds in the future. We may also need to fund capital expenditures and other significant expenses for our real estate property investments. The majority of additional funds to loan borrowers require the occurrence of certain "good news" events, such as the owner executing a lease agreement or completing a major component of their business plan. Future funding commitments are subject to our loan borrowers' satisfaction of certain conditions and may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, leasing parameters and other nonfinancial events occurring.

The Company carefully monitors the progress of work at properties that serve as collateral underlying its commercial mortgage loans, including the progress of capital expenditures, construction, leasing and business plans in light of current market conditions. However, future funding obligations subject us to significant risks, such as a decline in value of the property, cost overruns and required reserve re-balancings and the borrower or tenant being unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to pay its obligations to us. Where a borrower has failed to meet its obligations, we could determine that we need to modify the loan or advance funds to protect the collateral, which could result in our funding more money than we originally anticipated in order to maximize the value of our investment, even though there is no assurance additional funding would achieve the desired result. Further, future funding obligations may require us to maintain higher liquidity than we might otherwise maintain and this could reduce the overall return on our investments. Unexpected property-level issues or issues with our liquidity could impact our ability to fund future obligations.

If we purchase or originate loans secured by liens on facilities that are subject to a ground lease and such ground lease is terminated unexpectedly, our interests could be adversely affected.

A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally any real property improvements made by the lessee during the term of the lease revert to the owner at the end of the lease term. We may purchase or originate loans secured by liens on facilities that are subject to a ground lease, and, if the ground lease were to terminate unexpectedly, due to the borrower's default on such ground lease or otherwise, our business could be adversely affected.

We have acquired and, in the future, may acquire net leased real estate assets, or make loans to owners of net leased real estate assets (including ourselves), which carry particular risks of loss that may have a material impact on our financial condition, liquidity and results of operations.

A substantial portion of our real estate investments are subject to net leases. A net lease requires the tenant to pay, in addition to the fixed rent, some or all of the property expenses that normally would be paid by the property owner. These properties subject to net leases will generally be occupied by a single tenant and, therefore, the success of these investments will be materially dependent on the financial stability of each such tenant (or, sometimes, its parent entity) and the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. Although absent a rejection in bankruptcy, the tenant would be obligated to continue paying rent, parent entities of certain of our net leased tenants have announced plans for store closures. A default of any such tenant on its lease payments would cause a loss the revenue from the property and force the owner, whether it be us or the borrower, to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, the owner may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and re-letting the property. If a lease is terminated, the owner may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

Under many net leases the owner of the property retains certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we, as the owner, or the borrower, were to fail to meet these obligations, the applicable tenant could abate rent or terminate the applicable lease, which may result in a loss of capital invested in, and anticipated profits from, the property. In addition, we, as the owner, or the borrower, may find it difficult to lease certain property to new tenants if that property had been suited to the particular needs of a former tenant.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

The leases at the properties underlying commercial real estate loans, securities or properties held by us may not be relet or renewed on favorable terms, or at all, which may result in a reduction in our net income, and as a result we may be required to reduce or eliminate cash distributions to shareholders.

Our investments in real estate and real estate-related assets may be pressured when economic conditions and rental markets are challenging. For instance, upon expiration or early termination of leases for space located at a property, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. We or the borrower may be receiving above market rental rates which will decrease upon renewal, which would adversely impact income and could harm the ability to service our debt and operate successfully. Weak economic conditions would likely reduce tenants' ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If we or the borrower are unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if reserves for these purposes prove inadequate, we may experience a reduction in net income and may be required to reduce or eliminate cash distributions to shareholders.

Current and future venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on venture partners' financial condition and liquidity and disputes between us and our venture partners.

We have made, and may in the future make, investments through ventures with another party or parties. Such venture investments may involve risks not otherwise present when we originate or acquire investments without partners, including the following:

- we may not have exclusive control over the investment or the venture, which may prevent us from taking actions that are in our best interest;
- a venture partner may engage in fraud or other misconduct;
- a venture agreement may restrict the transfer of a partner's interest or otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
- we may rely upon a venture partner to manage day-to-day operations of the venture and underlying loans or assets, as well as to prepare financial information for the venture, and any failure to perform these obligations may have a negative impact on our performance and results of operations;
- a partner may experience a change of control, which could result in new management with less experience or conflicting interests to ours and be disruptive to our business;
- a venture agreement may contain provisions that limit our exit options or require consent from other parties to transfer our interest;
- a venture agreement may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;
- we may not be in a position to exercise sole decision-making authority regarding the investment or venture, which could create impasses on decisions, such as with respect to acquisitions or dispositions;
- a partner may, at any time, have economic or business interests or goals that are, or may become, inconsistent with our business interests or goals;
- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exemption from registration under the Investment Company Act;
- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the venture's liabilities;
- our relationship with a partner is contractual in nature and may be terminated or dissolved under the terms of the applicable venture agreement and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;
- a dispute with a partner may result in litigation or arbitration that could increase our expenses, prevent our officers and directors from focusing their time and efforts on our business, and subject the investments owned by the venture to additional risk; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to continue to qualify as a REIT or maintain our exemption from registration under the Investment Company Act, even though we do not control the venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future venture investments.

Our investments in CMBS and other real estate-related securities are generally subject to losses.

We currently invest in, and may continue to invest in, CMBS, a specific type of structured finance security. CMBS, including CRE CLOs, are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgage loans or interests therein having a multi-family or commercial use, such as retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. Accordingly, investments in CMBS are subject to the various risks described herein which relate to the pool of underlying assets in which the CMBS represents an interest. The exercise of remedies and successful realization of liquidation proceeds relating to commercial mortgage loans underlying CMBS may be highly dependent on the performance of the servicer or special servicer. We will bear the risk of loss on any CMBS we purchase.

We may attempt to underwrite our investments on a "loss-adjusted" basis, which projects a certain level of performance. However, there can be no assurance that this underwriting will accurately predict the timing or magnitude of such losses. To the extent that this underwriting has incorrectly anticipated the timing or magnitude of losses, our business may be adversely affected. Some mortgage loans underlying CMBS may default. Under such circumstances, cash flows of CMBS investments held by us may be adversely affected as any reduction in the mortgage payments or principal losses on liquidation of any mortgage loan may be applied to the class of CMBS relating to such defaulted loans that we hold.

The market value of our CMBS investments could fluctuate materially over time as the result of changes in mortgage spreads, treasury bond interest rates, capital market supply and demand factors, and many other factors that affect high-yield fixed income products. These factors are out of our control and could influence our ability to obtain short-term financing on the CMBS. In addition, we may invest in CMBS investments that would experience the first loss in the event of a borrower default, including CMBS that are not rated or rated non-investment grade by any credit rating agency and junior tranches of CMBS issuances or of a mortgage loan. Moreover, the CMBS in which we may invest may have no, or only a limited, trading market. The financial markets in the past have experienced and could in the future experience a period of volatility and reduced liquidity which may reoccur or continue and reduce the market value of CMBS. Some or all of the CMBS that we hold may be subject to restrictions on transfer and may be considered illiquid.

Subject to certain limits, we may also make investments in real estate-related equity or debt securities, including, but not limited to, those issued by REITs and real estate companies. These investments involve special risks relating to the particular issuer, including its financial condition, liquidity, results of operations, financial obligations, business and prospects.

Any credit ratings assigned to our investments could be downgraded, which could have a material impact on our financial condition, liquidity and results of operations.

Some of our investments are rated by one or more of Moody's, Fitch, Standard & Poor's, Realpoint, Dominion Bond Rating Service, Morningstar Credit Ratings, Kroll Bond Ratings or other credit rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot be assured that any such ratings will not be changed or withdrawn by a credit rating agency in the future if, in its judgment, circumstances warrant. If credit rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition.

Some of our portfolio investments are recorded at fair value and there is uncertainty as to the value of these investments. Furthermore, our determinations of fair value may have a material impact on our financial condition and results of operations.

The value of some of our investments may not be readily determinable or may be unreliable. We will value these investments quarterly at fair value under GAAP. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. Our determinations of fair value may have a material impact on our earnings, in the case of impaired loans and other assets, trading securities and available-for-sale securities that are subject to the CECL Standard or impairment review, or our accumulated other comprehensive income/(loss) in our shareholders' equity, in the case of available-for-sale securities that are subject only to temporary impairments.

We regularly evaluate our loans and real estate for indicators of credit deterioration and impairment. These indicators include, but are not limited to, deteriorating operational performance, declining market conditions, and insufficient liquidation value. If impairment indicators are present, we may record an impairment to reduce the carrying value of such asset to its estimated fair value. Such impairment analyses are subject to significant judgment and the accuracy and interpretation of various data sources, including: (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers' business plan, and capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and other market data.

We utilize an internal model as our primary pricing source to develop prices for our CMBS and U.S. Agency securities. To confirm our own valuations, we request prices for each of our securities investments from third-party dealers and pricing services that employ various techniques, including discussion with their internal trading desks and the use of proprietary models and matrix pricing. The Company has access to review in detail, the inputs used by these third parties in developing their fair value estimates. On a monthly basis as part of our closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against its direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in its assessment, is relevant to the determination of fair value. Furthermore, in general, dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Risks Related to Our Indebtedness

Our business is leveraged, which could lead to greater losses than if we were not as leveraged.

We do and, in the future, intend to use financial leverage in executing our business plan. Such borrowings may take the form of unsecured corporate debt, bank credit facilities, repurchase agreements, warehouse lines of credit and Ladder-sponsored CLO issuances. We may also issue debt or equity securities to fund our growth. The type and percentage of leverage we employ varies depending on our available capital, our ability to obtain and access financing arrangements with lenders, credit ratings, the type of asset we are funding, whether the financing is recourse or non-recourse, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimates of the stability of our investment portfolio's cash flow. In addition, a significant portion of our borrowings are based on floating interest rates, the fluctuation of which could adversely affect our business and results of operations. Our use of leverage in a market that moves adversely to our business interests could result in a substantial loss to us, which would be greater than if we were not leveraged.

Incurring debt subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in: (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all; (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements; (iii) enforcement of set-off rights against other assets; and/or (iv) the loss of some or all of our assets to foreclosure or sale;
- our debt may increase our vulnerability to adverse economic and industry conditions, and investment yields may not increase with higher financing costs, including as a result of higher interest rates;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, shareholder distributions or other purposes;
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;
- we may be restricted from capitalizing on business opportunities;
- we may be placed at a competitive disadvantage compared to our competitors that have less debt;
- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all;
- we may have increased difficulty in satisfying our financial obligations;

- we may be limited by our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy or other general partnership purposes;
- if we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with REIT requirements regarding the composition of our assets and our sources of income, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory;
- we will have increased exposure to risks if the counterparties of our debt obligations are impacted by credit market turmoil or exposure to financial, regulatory or other pressures; and
- we may have increased difficulty complying with applicable regulatory requirements.

We may significantly increase the amount of leverage we utilize at any time without approval of our board of directors. In addition, we may leverage individual assets at substantially higher levels. Although the agreements governing our indebtedness do limit our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur substantial additional indebtedness in the future, the risks associated with our substantial leverage described herein, including our inability to meet all of our debt service obligations, would be exacerbated.

The repurchase agreements that we use to finance our investments may require us to provide additional collateral, which could reduce our liquidity and harm our financial condition.

Our master repurchase agreements with various counterparties and any other financing we may enter into in the future, involve the risk that the market value of the assets pledged or sold by us to the provider of the financing may decline in value, in which case the lender or counterparty may require us to provide additional collateral or lead to margin calls that may require us to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which could force us to sell assets at significantly depressed prices to meet such margin calls and to maintain adequate liquidity or to otherwise reduce the amount of leverage we use to finance our business, which could cause significant losses. If we cannot meet these margin calls, the lender or counterparty could accelerate our indebtedness, enforce set-off rights against other assets, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In the case of repurchase transactions, if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we would likely incur a loss on our repurchase transactions.

There can be no assurance that we will be able to access financing arrangements in the future on favorable terms, or at all, and our compliance with associated restrictive covenants may limit our ability to fully pursue our business strategies.

We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs could increase, which could have material adverse effect on our results of operations, financial condition and cash flows.

There is no assurance that we will be able to obtain, maintain or renew our financing on terms or advance rates favorable to us or at all. If we are limited in our ability to leverage our assets to the extent we currently anticipate, the returns on these assets may be negatively impacted. Our access to additional sources of financing depends upon a number of factors, over which we have little or no control, including but not limited to:

- general market conditions;
- the market's view of the quality of our assets;
- the market's perception of our growth potential;
- any credit ratings the Company or our corporate debt may receive from major rating agencies;
- our current and potential future earnings and dividends;
- the prevailing interest rates being paid by other companies that investors consider to be comparable to us; and
- the market price of our corporate debt and Class A common stock.

A dislocation and/or weakness in the capital and credit markets could adversely affect our ability to issue corporate debt securities and could also cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, such actions could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or an unfavorable price.

In order to borrow funds under a repurchase or warehouse agreement or other financing arrangement, the lender has the right to review the potential assets for which we are seeking financing and approve such asset in its sole discretion. Accordingly, we may be unable to obtain the consent of a lender to finance an investment and alternate sources of financing for such asset may not exist, especially during times of distress. Further, lender consent may be required for the modification or restructuring of our loan collateral, which, if not obtained, may require us to repay our associated borrowing.

Additionally, if we are unable to securitize our loans, replenish a warehouse line of credit, enter into or meet the managed reinvestment requirements of CLO transactions, we may be required to seek other forms of potentially less attractive financing or otherwise to liquidate our assets.

Furthermore, any financing facility that we enter into or bonds we issue may be subject to conditions and restrictive financial and operating covenants, which may limit our ability to take specific actions, even if we believe them to be in our best interest. For example, the indentures governing our unsecured bonds subject us to, among other things, a maximum ratio of indebtedness to equity and a minimum level of unencumbered assets. Our ability to comply with restrictive covenants and other provisions of our debt agreements may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events. To the extent we breach a covenant or cannot satisfy a condition, such financing may not be available to us, or may be required to be repaid in full or in part, which could limit our ability to pursue our business strategies. We may also be subject to cross-default, set-off and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, any default could also make it difficult for us to satisfy the distribution requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes or to maintain our exemption from registration under the Investment Company Act.

Any credit ratings assigned to debt securities we issue could be downgraded, which could have a material impact on our financial condition, liquidity and results of operations.

We have achieved investment grade credit ratings on our unsecured corporate debt, which represents an important milestone for our Company. Maintaining these investment grade ratings is critical to our ability to access capital markets on favorable terms and to manage our cost of funds effectively. The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. Our failure to maintain our investment grade ratings, or any downgrade of our credit ratings could negatively affect our ability to access capital and could increase our interest expense. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our Notes and other debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations. Any such developments could materially and adversely affect our business, results of operations, financial condition and ability to make distributions to our shareholders.

Following our achievement of investment grade credit ratings, certain financial and restrictive covenants in our outstanding 2027 and 2029 Notes are currently suspended and will remain suspended as long as we maintain investment grade ratings from specified rating agencies. However, if we were downgraded below investment grade, these suspended covenants would be automatically reinstated. The reinstated covenants would include, among others, limitations on our ability to incur additional indebtedness and requirements to maintain specified levels of unencumbered assets. Compliance with these reinstated covenants could significantly limit our operational and financial flexibility, potentially requiring us to modify our capital structure, adjust our dividend policy, or alter our investment strategies in ways that may not align with optimal business decisions at that time. Such constraints could restrict our ability to pursue growth opportunities, respond to market conditions, or deploy capital in the manner we believe would generate the best returns for our shareholders. Accordingly, a downgrade below investment grade would have consequences extending well beyond increased borrowing costs, as the reinstatement of these covenants could materially constrain our strategic and financial flexibility during a period when such flexibility may be most important to our business.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our obligations are structurally subordinated to the liabilities of our subsidiaries.

Ladder Capital Corp and LCFH are holding companies whose assets consist primarily of investments in their subsidiaries. Our ability to meet our debt service obligations and pay dividends to our shareholders depends substantially on our receipt of cash distributions and other transfers of funds from our operating subsidiaries. Our subsidiaries are separate and distinct legal entities with no general obligation to pay any amounts due on our debt obligations or to make any funds available for such payments, whether by dividends, distributions, loans or other payments, except as may be required under specific debt agreements or other contractual arrangements. The ability of our subsidiaries to make distributions to us is contingent upon their earnings and may be subject to statutory or regulatory limitations, as well as contractual restrictions under their respective financing arrangements. Certain of our debt agreements contain restrictions on distributions from subsidiaries above specified thresholds or in certain circumstances.

Additionally, as a result of our holding company structure, the claims of creditors of our subsidiaries have priority over the claims of our creditors and shareholders with respect to the assets and earnings of those subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of those subsidiaries would generally be entitled to seek payment in full from the assets of those subsidiaries before any assets or proceeds could be made available to us.

Our use of leverage may create a mismatch between the duration of financing and the life of the investments made using the proceeds of such financing, as well as between the index of our investments and the index of our leverage.

We generally intend to structure our leverage such that we minimize the differences between the term of our investments and the term of the leverage we use to finance such investments. However, under certain circumstances, we may determine not to do so or we may be unable to do so. In the event that our leverage is for a shorter term than the financed investment, we may not be able to extend or find appropriate replacement leverage, which would have an adverse impact on our liquidity and our returns. In the event that our leverage is for a longer term than the financed investment, we may not be able to repay such leverage or replace the financed investment with an optimal substitute or at all, which would negatively impact our desired leveraged returns.

We generally attempt to structure our leverage such that we minimize the differences between the interest rate characteristics of our investments and the interest rate characteristics of our leverage (i.e., financing floating rate investments with floating rate leverage and fixed rate investments with fixed rate leverage), however, our floating-rate loans may reset based on different indices or with different timing than our floating-rate debt. If such a product is not available to us from our lenders on reasonable terms, we may use hedging instruments to effectively create such a match. For example, in the case of future fixed rate investments, we may finance such an investment with floating rate leverage, but effectively convert all or a portion of the attendant leverage to fixed rate using hedging strategies.

Our attempts to mitigate such risk are subject to factors outside our control, such as the availability of favorable financing and hedging options, which is subject to a variety of factors, of which duration and term-matching are only two. The risks of a duration mismatch are magnified by the potential for the extension of loans in order to maximize the likelihood and magnitude of their recovery value in the event the loans experience credit or performance challenges. Employment of this asset management practice would effectively extend the duration of our investments, while our liabilities have set maturity dates.

We are subject to counterparty risk associated with our debt obligations and cash balances.

Our counterparties for critical financial relationships, such as our lenders and depository institutions, include both domestic and international financial institutions that could experience financial or other pressures. If any of our counterparties were to limit or cease operation or fail to perform under our agreements, it could lead to financial losses for us.

For example, when we finance assets in a repurchase transaction, we sell securities and/or loans to a lender in return for a cash advance. The lender is obligated to resell those same assets back to us at the end of the term for the advance amount. If the lender defaults on its obligation, we will incur a loss on the transaction equal to the difference between the value of the assets sold and the cash we received from the lender (assuming there was no change in the value of the securities and/or loans).

In addition, if a lender or counterparty files for bankruptcy or becomes insolvent, our borrowings under financing agreements with them may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to financing and increase our cost of capital. Under applicable insolvency laws, the lender may also be permitted to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured claim.

We, and certain of our vendors may, maintain cash in accounts with banking institutions that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash could have an adverse effect on our liquidity, which could cause significant losses.

We have financed, and may in the future seek to, finance certain of our shorter-term loans via CLOs, and such transactions involve significant risks, including that the sponsor of such transactions will receive distributions from the CLO only if the CLO generates enough income to first pay all the investors holding senior tranches and all CLO expenses.

We have financed certain of our shorter-term loans by contributing them into CLO transactions in which we retained securities rated below-investment grade. In CLOs, investors purchase specific tranches, or slices, of debt instruments that are secured or backed by a pool of loans. The CLO debt classes have a specific seniority structure and priority of payments. The most junior securities of a CLO are generally retained by the sponsor of the CLO and are usually entitled to all of the income generated by the pool of loans after the payment of debt service on all the more senior classes of debt and the payment of all expenses. Defaults on the pool of loans therefore first affect the most junior tranches. The subordinate tranches of CLO debt may also experience a lower recovery and greater risk of loss, including risk of deferral or non-payment of interest than more senior tranches of the CLO debt, because they bear the bulk of defaults from the loans held in the CLO and serve to protect the other, more senior tranches from default in all but the most severe circumstances. Often CLOs contain loans that are more transitional than loans contributed to conduit securitizations. Despite the protection provided by the subordinate tranches, even more senior CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, decline in market value due to market anticipation of defaults and aversion to CLO securities as a class. Further, the transaction documents relating to the issuance of CLO securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO's sponsor to trade investments and impose certain portfolio-wide asset quality requirements. For example, reinvestment or exchange of loans into a CLO is subject to pre-approval by certain rating agencies. Finally, the risk retention rules impose a retention requirement of 5% of the issued debt classes by the sponsor of the CLO (as described above). These criteria, restrictions and requirements may limit the ability of the CLO's sponsor (or collateral manager) to maximize returns on the CLO securities.

Market demand may limit our ability to issue CLOs and access their associated financing capacity. In addition, CLOs may not be actively traded and are relatively illiquid investments, and volatility in CLO trading market may cause the value of these investments to decline. The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying loans held by the CLO, changes in the distributions on the underlying loans, defaults and recoveries on the underlying loans, capital gains and losses on the underlying loans (or foreclosure assets), prepayments on underlying loan and the availability, prices and interest rate of underlying loans. Furthermore, the leveraged nature of each subordinated tranche may magnify the adverse impact of these changes on such class.

As a result of the requirements of the risk retention rules, if we purchase a horizontal subordinate strip of a CLO to satisfy the risk retention rules, we would not be able to dispose of those subordinate interests during the required risk retention period, which may increase our risk of loss.

A CLO may include certain interest coverage tests, overcollateralization coverage tests or other tests that, if not met, may result in a change in the priority of distributions, which may result in the reduction or elimination of distributions to the subordinate debt and equity tranches until the tests have been met or certain senior classes of securities have been paid in full. For example, even if no loan in the pool experiences a default, an appraisal reduction of a loan in the pool may cause the pool of loans in the applicable CLO not to meet certain of these tests. Accordingly, if such tests are not satisfied, we, as holders of the subordinate debt and equity interests in the applicable CLO, may experience a significant reduction in our cash flow from those interests.

Furthermore, if any CLO that we sponsor or in which we hold interests fails to meet certain tests relevant to the most senior debt issued and outstanding by the CLO issuer, an event of default may occur under that CLO. If that occurs, (i) if we were serving as manager of the CLO, our ability to manage the CLO may be terminated and (ii) our ability to attempt to cure any defaults in the CLO may be limited, which would increase the likelihood of a reduction or elimination of cash flow and returns to us in the CLOs for an indefinite time.

Risks Related to Regulatory and Compliance Matters

If our subsidiary that is regulated as a registered investment adviser is unable to meet the requirements of the SEC or fails to comply with certain U.S. federal and state securities laws and regulations, it will face termination of its investment adviser registration, fines or other disciplinary action.

Our subsidiary, Ladder Capital Asset Management LLC ("LCAM"), is regulated by the SEC as a registered investment adviser. Registered investment advisers are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, assets under management, fiduciary duties to advisory clients, an effective compliance program, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients and general anti-fraud prohibitions. During the year, LCAM provided investment advisory services solely to Ladder-sponsored CLO Issuers. The CLO Issuers invested primarily in first mortgage loans secured by commercial real estate originated or acquired by Ladder and in participation interests in such loans. Non-compliance with the Advisers Act or other U.S. federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage.

Certain of our entities have in the past and may in the future make loans to other of our entities on other-than-arms'-length terms.

Certain of our entities have in the past and may in the future make loans to other of our entities. Such loans may be made on other-than-arms'-length terms, and as a result, we could be deemed to be subject to an inherent conflict of interest in the event that the interest rates and related fees of such loans differ from those rates and fees then available in the marketplace. We expect that such loans will not give rise to a conflict of interest because such loans generally will be made at rates, and subject to fees, lower than those available in the marketplace; however, we will attempt to resolve any conflicts of interest that arise in a fair and equitable manner.

Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations. The value of our securities, including our Class A common stock, may be adversely affected if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that neither we nor any of our subsidiaries (including any series thereof) are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries (including any series thereof) fail to qualify for, and maintain an exemption from, registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to: (i) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so; or (iii) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model, the value of our securities (including the Notes) or our ability to satisfy our obligations in respect of the Notes.

If we or any of our subsidiaries (including any series thereof) were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operations and we would not be able to conduct our business as described herein. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register ourselves as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. However, under Section 3(a)(1)(C) of the Investment Company Act, because we are a holding company that will conduct its businesses primarily through majority-owned subsidiaries (including any series thereof), the securities issued by these subsidiaries (including any series thereof) that are excepted from the definition of "investment company" under Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of adjusted total assets (exclusive of government securities and cash items) on an unconsolidated basis (the "40% test"). This requirement limits the types of businesses in which we may engage through our subsidiaries (including any series thereof). In addition, the assets we and our subsidiaries (including any series thereof) may originate or acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder, which may adversely affect our business.

We expect that certain of our subsidiaries (including any series thereof) may rely on the exclusion from the definition of "investment company" under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in qualifying real estate assets and at least 80% of its assets in qualifying real estate assets and real estate-related assets. We expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. However, the SEC's guidance was issued in accordance with factual situations that may be substantially different from the factual situations we may face. We have not received, nor have we sought, a no-action letter from the SEC regarding how our investment strategy fits within the exclusions from the definition of an "investment company" under the Investment Company Act that we and our subsidiaries (including any series thereof) are relying on. No assurance can be given that the SEC staff will concur with the classification of each of our subsidiaries' assets. The SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from the definition of an "investment company" under the Investment Company Act. If we are required to re-classify our assets, certain of our subsidiaries (including any series thereof) may no longer be in compliance with the exclusion from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act, and, in turn, we may not satisfy the requirements to avoid falling within the definition of an "investment company" provided by Section 3(a)(1)(C). To the extent that the SEC staff publishes new or different guidance or disagrees with our analysis with respect to any assets of our subsidiaries we have determined to be qualifying real estate assets or real estate-related assets, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries (including any series thereof) may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries (including any series thereof), in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

We determine whether an entity (including any series thereof) is one of our majority-owned subsidiaries. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

There can be no assurance that the laws and regulations governing the Investment Company Act exemptions and exclusions described above will not change in a manner that adversely affects our operations, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exclusion and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. If we or our subsidiaries (including any series thereof) fail to maintain an exemption from registration under the Investment Company Act, we could, among other things, be required to: (i) change the manner in which we conduct our operations to avoid being required to register as an investment company; (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so; or (iii) register as an investment company, any of which could negatively affect our financial results, the sustainability of our business model, or the value of our securities. In addition, if we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

See also "Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or exemption from registration under the Investment Company Act."

The evolving and often conflicting political and regulatory landscape surrounding sustainability and climate change creates significant uncertainty and compliance challenges that could adversely affect our business, operations, and financial condition.

Companies face a complex and contradictory regulatory environment where federal agencies, state governments, and local jurisdictions have adopted divergent approaches to sustainability and climate-related requirements. While some jurisdictions mandate extensive climate disclosures and sustainability considerations, others have enacted laws prohibiting or discouraging such practices, particularly regarding investment decisions with public funds. The change in administration has further intensified this regulatory fragmentation, with potential shifts in federal policy creating additional uncertainty about enforcement priorities and compliance expectations.

This regulatory uncertainty is compounded by ongoing litigation challenging various climate rules. For example, SEC climate disclosure rules remain stayed pending litigation, California's emissions disclosure requirements face legal challenges, and numerous other sustainability-related regulations are subject to court proceedings that create uncertainty about their ultimate scope and enforceability.

Navigating this fragmented regulatory landscape requires us to monitor and potentially comply with multiple, sometimes conflicting requirements across different jurisdictions where we operate. This regulatory complexity increases our legal, compliance, and operational costs, diverts management attention and resources, and creates risks of inadvertent non-compliance. The uncertainty also complicates our strategic planning and investment decisions, as we cannot predict which regulatory approaches will ultimately prevail or how enforcement priorities may shift.

Additionally, political dynamics surrounding these issues creates reputational risks regardless of our approach, as any position we take may be criticized by stakeholders with opposing views. This regulatory and political unpredictability could materially increase our costs, limit our operational flexibility, and adversely affect our business and results of operations.

Risks Related to Hedging

We may choose to hedge our risks or not, and both choices could expose us to potential losses.

Part of our strategy involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin transfers it is contractually owed under the terms of the hedging agreement). These potential payments would be contingent liabilities and, therefore, may not appear in our financial statements. The amount due would be equal to the unrealized loss of the open positions with the respective counterparty and could also include other fees and charges. These economic losses would be reflected in our results of operations, and our ability to fund these obligations depends on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Our hedging activity varies in scope based on the level and volatility of interest rates, the type of assets held, compliance with REIT rules, and other changing market conditions. Hedging against interest rate, credit and market value changes may fail to protect or could adversely affect our business because, among other things:

- hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available hedges may not correspond directly with the risk for which protection is sought;
- due to a credit loss or other factors, the duration of the hedge may not match the duration of the related liability;
- applicable law may require mandatory margining or clearing of certain hedges we may wish to use, which may raise costs;
- the counterparties with which we engage in hedging transactions may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position;
- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign the hedging transaction;
- the hedging counterparty may default on its obligations to us (including payment or delivery obligations);
- we may have to limit our use of hedging techniques that might otherwise be advantageous or to implement those hedges through a taxable REIT subsidiary ("TRS") to comply with REIT requirements, increasing the cost of our hedging activities because our TRSs would be subject to tax on gains and hedging-related losses in our TRSs will generally not provide any tax benefit, except for losses carried forward against future taxable income in the TRSs; and
- we may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

In addition, we may fail to recalculate, readjust and execute hedges in an efficient manner. We may also decide not to engage in one or more hedging transactions or refrain from using hedging to mitigate some or all of a specific risk, potentially resulting in losses.

Any hedging activity in which we engage may materially and adversely affect our results of operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. For a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. We may also decide from time to time to close out, or terminate a portion of, our outstanding hedges upon the determination that they are no longer effective, which may result in incurring realized losses and increased exposure to the previously hedged risks.

A liquid secondary market may not exist for certain hedging instruments and they, therefore, may involve risks and costs that could result in material losses.

We cannot assure you that a liquid secondary market exists or will exist for our hedging transactions, and we may be required to maintain a position for a longer period than desired, which could result in misalignment with the risk being hedged and significant losses. Hedging instruments are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any governmental authorities. The use of derivative instruments is, however, subject to an increasing number of potentially applicable laws and regulations. These laws and regulations are complex, compliance with them may be costly and time consuming, and our failure to comply with any of these laws and regulations could subject us to lawsuits or government actions and damage our reputation.

The enforceability of certain rights under agreements underlying certain hedging transactions may depend on compliance with applicable statutory and regulatory requirements under U.S. law and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty will most likely result in its default, potentially resulting in the loss of (or delay in obtaining) unrealized profits and forcing us to cover our commitments, if any, at the then current market price. A liquid secondary market may not exist for these hedging instruments, and we may be required to maintain a position until exercise or expiration, which could result in material losses.

We may enter into hedging transactions that are subject to mandatory clearing and/or margin requirements.

Part of our strategy will involve entering into hedging transactions that may be required to be cleared under relevant Commodity Futures Trading Commission ("CFTC") regulations and therefore subject to associated margin requirements imposed by the applicable clearinghouse. The amount of margin we may be required to post on cleared transactions is subject to the rules of the relevant clearinghouse, which may provide the clearinghouse with discretion to increase those requirements. In addition, clearing intermediaries (e.g., futures commission merchants) who clear our trades with a clearinghouse may have contractual rights to increase the margin requirements above clearinghouse minimums.

With respect to uncleared swaps that could be needed to execute our hedging strategy, U.S. regulations may require our intermediaries to collect margin from us. Similar rules have been adopted in Europe and other jurisdictions where our dealer counterparties may be located. These rules impose obligations on many derivatives market participants to collect and post "variation margin" in connection with over-the-counter derivatives and, on a smaller group of market participants, to also collect and post "initial margin." The overall impact on us depends on the impact on prices in the interdealer derivatives market (which may affect the pricing we can obtain from dealers) and whether one or both of these margin requirements apply to our derivatives counterparties when transacting with us. In general, initial margin requirements apply only if both counterparties have derivatives activities over regulatory thresholds. When they apply, the initial margin rules for uncleared derivatives are generally intended to impose higher margin requirements than those applicable for similar cleared derivatives. We could be subject to a requirement to post significantly more initial margin on uncleared swaps, which could significantly increase the costs of engaging in uncleared swaps as part of our heading strategies.

Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time and our failure to comply with any of these obligations could adversely affect our business, financial condition, results of operations, and our ability to make distributions to our shareholders.

In addition, we may transact in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with our investment objectives and legally permissible. Any such transactions may expose us to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or we determine to make such an investment.

For these and other reasons, our hedging activity may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our shareholders.

Risks Related to Our Class A Common Stock

The market price and trading volume of our Class A common stock can be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our Class A common stock can be highly volatile and is subject to wide fluctuations. In addition, the trading volume in our Class A common stock can fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to sell your Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include:

- our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
- variations in our quarterly operating results;
- a compression of the yield on our investments and an increase in the cost of our liabilities;
- changes in the value of our portfolio;
- failure to meet our earnings estimates;
- publication of research reports, including by short sellers, or speculation in the press or the investment community, about us or the commercial real estate industry or the failure of securities analysts to cover our Class A common stock;
- additions or departures of our executive officers and other key management personnel;
- adverse market reaction to any indebtedness we may incur or loss of a major funding source or securities we may issue in the future;
- dilutive equity issuances by us, including additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock or securities convertible into Class A common stock, as authorized by our board of directors or pursuant to an equity incentive plan, or significant share resales by our shareholders, or the perception that such issuances or resales may occur;
- issuance of securities at a price less than our then-current book value per share;
- the timing, amount, pricing and any potential discontinuance of Class A common stock repurchases by the Company;
- the issuance of any debt or equity securities that rank senior to our Class A common stock or which may have rights, preferences and privileges more favorable than those of our Class A common stock;
- actions by shareholders;
- changes in market valuations or operating performance of similar companies;
- changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;
- adverse publicity;
- actual or anticipated changes in our current or future dividend yield, including as a result of increases in market interest rates, which may lead investors to demand a higher dividend yield for our Class A common stock and would result in increased interest expenses on our debt that lowers our income available for distribution;
- failure to maintain our REIT qualification or exemption from registration under the Investment Company Act;
- a credit rating downgrade;
- significant volatility in the market price and trading volume of securities of publicly traded REITs or other companies in our sector, including us, which is not necessarily related to the operating performance of these companies;
- short-selling pressure with respect to shares of our Class A common stock or REITs generally;
- price and volume fluctuations in the overall stock market from time to time; and
- general market, economic, geopolitical and world health conditions or events, and trends including inflationary concerns.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs and divert our attention and resources.

Our charter contains REIT-related restrictions on the ownership of, and ability to transfer, our Class A common stock.

Among other things, our charter provides that, subject to the exceptions and the constructive ownership rules described therein, no person may own, or be deemed to own, in excess of: (i) 9.8% in value of the outstanding shares of all classes or series of Ladder capital stock, or (ii) 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class of Ladder common stock.

In addition, the charter prohibits: (i) any person from transferring shares of Ladder capital stock if such transfer would result in shares of Ladder capital stock being beneficially owned by fewer than 100 persons; and (ii) any person from beneficially or constructively owning shares of Ladder capital stock if such ownership would result in Ladder failing to qualify as a REIT.

There can be no assurance that our board of directors, as permitted in the charter, will increase, or will not decrease, this ownership limitation in the future. Any attempt to own or transfer shares of our Class A common stock in excess of the ownership limitation without the consent of our board of directors would result in either the shares being transferred by operation of our charter to a charitable trust, and the person who attempted to acquire such excess shares not having any rights in such excess shares, or in the transfer being void.

These ownership limitations and transfer restrictions could have the effect of delaying, deferring or preventing a takeover or other transaction in which shareholders might receive a premium for their shares of Ladder capital stock over the then prevailing market price or which shareholders might believe to be otherwise in their best interest.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our amended and restated certificate of incorporation and amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for shareholder proposals and nominations, and placing limitations on convening shareholder meetings. Our charter also contains provisions that make removal of our directors difficult, which makes it more difficult for our shareholders to effect changes to our management and may prevent a change in control of the Company. In addition, we are subject to provisions of the Delaware General Corporate Law (the "DGCL") that restrict certain business combinations with interested shareholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.


Risks Related to Our Taxation as a REIT


If we fail to qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.

We operate and intend to continue operating in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT.

Although we have not requested and we do not intend to request a ruling from the IRS as to our REIT qualification, in connection with various corporate initiatives we have received opinions from Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") and Kirkland & Ellis LLP ("Kirkland") with respect to our qualification as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court, are based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, were expressed as of the date issued and do not cover subsequent periods. Skadden and Kirkland have no obligation to advise us or the holders of our Class A common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law.

Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis that require the significant use of judgment. Our ability to satisfy the gross income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Moreover, we invest in certain assets with respect to which the rules applicable to REITs are particularly difficult to interpret or to apply. If the IRS challenged our treatment of these assets as real estate assets for purposes of the REIT asset tests, and if such a challenge were sustained, we could fail to meet the asset tests applicable to REITs and thus fail to qualify as a REIT. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

Our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. The Company's exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that the Company acquires, and the inaccuracy of any such opinions, advice or statements may adversely affect the Company's REIT qualification and result in significant corporate-level tax. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis.

Certain of our subsidiaries have also elected to be taxed as REITs under the Code and are, therefore, subject to the same risks in the event that they fail to qualify as REITs in any taxable year. If any of these subsidiaries were to fail to qualify as a REIT, then we might also fail to qualify as a REIT.

If we were to fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. The tax would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our Class A common stock. Unless we were entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT and we would no longer be required to make distributions to shareholders.

Our ownership of, and relationship with, TRSs is limited, and a failure to comply with the limits would jeopardize our REIT qualification, and our transactions with our TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be REIT-qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% (25% for tax years after 2025) of the value of a REIT's assets may consist of stock and securities of one or more TRSs. The value of our interests in and, therefore, the amount of assets held in a TRS may also be restricted by our need to qualify for an exemption from registration as an investment company under the Investment Company Act. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

We elected for certain of our subsidiaries to be treated as TRSs. Their after-tax income is available for distribution to us but is not required to be distributed to us. We monitor the value of our investments in our TRSs to ensure compliance with the TRS limitations at the end of each calendar quarter. In addition, we scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or exemption from registration under the Investment Company Act.

If the relative fair market value or income potential of our REIT-qualified assets declines as a result of increased interest rates, general market conditions, government actions or other factors, including changes in the carrying value of certain assets, we may need to increase our real estate assets and income and/or liquidate our non-REIT-qualifying assets to maintain our REIT qualification or exemption from registration under the Investment Company Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make decisions that we otherwise would not make absent the REIT election and Investment Company Act considerations.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We enter into certain financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that we will be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order to qualify as a REIT and for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we would be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we would be subject to a non-deductible 4% excise tax if the actual amount distributed to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT qualification requirements of the Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, if we purchase CMBS at a discount, we are generally required to include the discount in taxable income prior to receiving the cash proceeds of the accrued discount at maturity. Additionally, if we incur capital losses in excess of capital gains, such net capital losses are not allowed to reduce our taxable income for purposes of determining our distribution requirement. Such net capital losses may be carried forward for a period of up to five years and applied against future capital gains subject to the limitation of our ability to generate sufficient capital gains, which cannot be assured. We may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices, make a taxable distribution of our shares, or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to maintain our qualification as a REIT, or avoid corporate income tax and the non-deductible 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our Class A common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, excise taxes, state or local income, franchise, property and transfer taxes, mortgage recording taxes, and other taxes. In addition, in order to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% prohibited transaction tax that applies to certain gains derived by a REIT from dealer property or inventory, we intend to hold some of our assets through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular corporate rates. Furthermore, the Code imposes a 100% excise tax on certain transactions between a TRS and a REIT that are not conducted on an arm's length basis. There can be no assurances, however, that we will be able to avoid application of the 100% excise tax. The payment of any of these taxes would decrease cash available for distribution to our shareholders.

Complying with REIT requirements may cause us to forgo attractive opportunities or liquidate attractive investments.

To qualify as REITs for U.S. federal income tax purposes, we and certain of our subsidiaries must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our stock. We may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution and may be unable to pursue or be required to liquidate investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make and, in certain cases, to maintain ownership of, certain attractive investments.

Further, to qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of a TRS, and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of a TRS, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% (25% for tax years after 2025) of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our investment portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of structuring CMBS transactions, which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans and U.S. Agency securities, but other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by us. We could be subject to this tax if we were to dispose of, modify or securitize loans in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. The 100% tax does not apply to gains from the sale of foreclosure property or property that is held through a TRS or other taxable corporation, as is the case with our securitization business, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

We intend to structure our activities to avoid prohibited transaction characterization. As a result, we may choose not to engage in certain transactions at the REIT level and may limit the structures we utilize for our CMBS transactions, even though the sales or structures might otherwise be beneficial to us. We may also contribute those assets to one of our TRSs and conduct the marketing and sale of those assets through that TRS. No assurance can be given that the IRS will agree with the treatment of the transaction by which those assets are contributed to our TRS. Even if the IRS does not dispute our treatment of such transaction, our TRS will be subject to U.S. federal, state and local corporate income tax and may incur a significant tax liability as a result of those sales. Ultimately, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers in the ordinary course of business, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment.

The "taxable mortgage pool" rules may increase the taxes that we or our shareholders may incur and may limit the manner in which we effect future securitizations.

Securitizations could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. However, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. Certain categories of shareholders such as foreign shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to "excess inclusion income." In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to pay the tax on any "excess inclusion income" ourselves. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Prospective securitizations would likely be held by a subsidiary REIT. While we intend to structure prospective securitizations such that the above taxes would not apply to our shareholders with respect to taxable mortgage pools held by our subsidiary REIT, our subsidiary REIT is in part owned by our TRS, which would pay corporate level tax on any income that it may be allocated from the subsidiary REIT. In addition, such subsidiary REIT is required to satisfy, on a stand-alone basis, the REIT asset, income, organizational, distribution, shareholder ownership and other requirements described above, and if it were to fail to qualify as a REIT, then: (i) our subsidiary REIT would face adverse tax consequences similar to those described above with respect to our qualification as a REIT; and (ii) such failure could have an adverse effect on our ability to comply with the REIT income and asset tests and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire mortgage-backed securities in the secondary market for less than their face amount. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding certain debt instruments acquired in the secondary market for less than their face amount. The discount at which such securities or debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the mortgage-backed security or debt instrument is made. If we collect less on the mortgage-backed security or debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the issue price or principal amount, as applicable, of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, some of the mortgage-backed securities that we acquire may have been issued with original issue discount. We are required to report such original issue discount based on a constant yield method and are taxed based on the assumption that all future projected payments due on such mortgage-backed securities will be made. If such mortgage-backed securities turn out not to be fully collectible, an offsetting loss deduction would become available only in the later year that uncollectability is provable.

Finally, in the event that mortgage-backed securities or any debt instruments we are treated as holding pursuant to our investments in mortgage-backed securities are delinquent as to mandatory principal and interest payments, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

To maintain our qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly cash distributions to our shareholders out of legally available funds therefor. Our dividend policy as a REIT generally is to pay quarterly distributions either in cash or stock to comply with the REIT distribution requirements of the Code. We have not, however, established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this Annual Report. All distributions are made at the discretion of our board of directors and depend on our earnings, our financial condition, any debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Delaware law and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future and our board of directors may change our distribution policy in the future. We believe that a change in any one of the following factors, among others, could adversely affect our results of operations and impair our ability to pay distributions to our shareholders:

- the profitability of the assets we hold or acquire;
- the allocation of assets between our REIT-qualified and non-REIT-qualified subsidiaries;
- the impact of changes in interest rates on our net interest income;
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates;
- margin calls or other expenses that may reduce our cash flow; and
- defaults in our asset portfolio or decreases in the value of our portfolio.

We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions or any increase in the level of such distributions in the future or that the level of any distributions we do make to our shareholders will achieve a market yield or increase or even be maintained over time.

If we were to make a taxable distribution of shares of our Class A common stock, shareholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

We may distribute taxable dividends that are payable in cash and shares of our Class A common stock. Taxable shareholders receiving such distributions would be required to include the full amount of such distribution as income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a shareholder may be required to pay tax with respect to such dividends in excess of cash received. Accordingly, shareholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a shareholder sells the shares it receives as a dividend in order to pay such tax, the sale proceeds may be less than the amount included in income with respect to the dividend. Moreover, in the case of a taxable distribution of shares of our Class A common stock with respect to which any withholding tax is imposed on a non-U.S. shareholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our shareholders determine to sell shares of our Class A common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our Class A common stock.

Distributions payable by REITs do not qualify for the reduced tax rates available for some dividends.

Distributions out of our current earnings and profits that we make to our shareholders are generally taxable to our shareholders as ordinary income. However, a portion of our distributions may be designated by us as: (i) "capital gain dividends" subject to capital gains tax rates to the extent that they are attributable to capital gain income recognized by us; (ii) "qualified dividend income;" or (iii) to the extent that they exceed our current earnings and profits as determined for U.S. federal income tax purposes, a "return of capital," which is not taxable, but has the effect of reducing the basis of a shareholder's investment in our Class A common stock.

While a reduced tax rate of up to 20% currently applies to "qualified dividend income" paid by non-REIT "C" corporations to domestic shareholders that are individuals, trusts and estates, distributions of ordinary income payable by REITs are generally not eligible for these reduced rates. However, pursuant to the 2017 Tax Cuts and Jobs Act, such domestic shareholders may generally be allowed to deduct from their taxable income one-fifth of the ordinary dividends payable to them by REITs, thereby reducing the effective tax rate on REIT dividends as compared to prior law. Under the One Big Beautiful Bill Act ("OBBBA"), the 20% deduction for qualified REIT dividends has been made permanent, removing the prior sunset provision at the end of 2025. Prospective investors should consult their own tax advisors regarding the effect of this rule on their effective tax rate with respect to REIT dividends and the potential impact of any future legislative changes that could modify or repeal this deduction.

Still, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified dividends, which could adversely affect the value of the stock of REITs, including our Class A common stock.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our Class A common stock nor gain from the sale of Class A common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our Class A common stock may be treated as unrelated business taxable income if shares of our Class A common stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax-exempt investor with respect to our Class A common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the Class A common stock;
- part or all of the income or gain recognized with respect to our Class A common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under the Code may be treated as unrelated business taxable income; and
- to the extent that we have "excess inclusion income," e.g., from: (i) us (or a part of us, or a disregarded subsidiary of ours) being treated as a "taxable mortgage pool;" (ii) us holding residual interests in a REMIC securitization; or (iii) us receiving income from another REIT that is treated as excess inclusion income, a portion of the distributions paid to a

tax-exempt shareholder that is allocable to such excess inclusion income may be treated as unrelated business taxable income.

Our taxable income is calculated differently than net income based on GAAP.

Our taxable income may substantially differ from our net income based on GAAP. For example, interest income on our mortgage-related securities does not necessarily accrue under an identical schedule for U.S. federal income tax purposes as for accounting purposes. Refer to Note 14, Income Taxes, to our consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report, for additional information.

Changes to U.S. federal income tax laws could materially and adversely affect us and our shareholders.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our common equity. The U.S. federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us.

On July 4, 2025, the OBBBA was enacted, which included certain provisions affecting REITs, including an increase in the taxable REIT subsidiary asset limitation from 20% to 25% of total assets effective for taxable years beginning after December 31, 2025. Congress continues to consider additional tax legislation that could further affect REITs and real estate investments, including potential changes to REIT qualification rules (income, asset, or distribution tests), the tax treatment of REIT earnings and dividends (including modifications to the Section 199A qualified business income deduction for REIT dividends), depreciation and cost-recovery rules, like-kind exchange rules under Section 1031, interest deductibility limitations, capital gains treatment, and other corporate tax provisions affecting taxable REIT subsidiaries. The scope, timing, and final form of any additional legislative changes remain uncertain, and any enacted provisions could potentially be applied retroactively. Significant changes to tax rules governing REITs could materially and adversely affect our tax liability, ability to qualify as a REIT, required distributions to shareholders, competitive position, and financial results.

We urge you to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as "C" corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a "C" corporation.

General Risk Factors

Our business model may not be successful. We may change our investment strategy, asset allocation and financing policy in the future without shareholder consent and any such changes may not be successful.

Our management team is authorized to follow broad investment guidelines that have been approved by our board of directors and has great latitude within those guidelines to determine which assets make proper investments for us. Those investment guidelines, as well as our financing strategy, asset allocation or policies with respect to hedging, investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions, may be changed at any time without the consent of our shareholders. There can be no assurance that any business model or business plan of ours will prove accurate, that our management team will be able to implement such business model or business plan successfully in the future or that we will achieve our performance objectives. Any business model of ours, including any underlying assumptions and predictions, merely reflect our assessment of the short- and long-term prospects of the business, finance and real estate markets in which we operate and should not be relied upon in determining whether to invest in our Class A common stock. Any change in our business model could result in our purchasing assets or entering into financing or hedging transactions in which we have no or limited experience with or that are different from, and possibly riskier than the assets, financing and hedging transactions described in this Annual Report. Changes in our investment strategy, financing strategy, hedging strategy and asset allocation and operational and management policies could materially adversely affect our business, financial condition and results of operations and ability to make distributions to our shareholders.

Our business may be adversely affected if our reputation or the reputation of counterparties with whom we associate is harmed.

Reputational harm from actual or perceived legal or regulatory violations, operational failures, governance issues, cybersecurity breaches, claims of misconduct or conflicts of interest, or failure to meet investor or market expectations could adversely affect our ability to attract and retain employees, originate loans, access capital markets, maintain banking and counterparty relationships, and retain investor confidence. Market perception and actual or perceived association with counterparties, borrowers, or business partners whose reputations are compromised could also harm our business and the market price of our Class A common stock.

The proliferation of social media platforms and digital communication channels has significantly amplified reputational risks by enabling the rapid and widespread dissemination of information, opinions, and allegations—whether accurate or not. Negative publicity, misinformation, or unfavorable commentary about us or our industry can spread quickly across social media platforms, online forums, and digital news outlets, potentially reaching large audiences before we have an opportunity to respond or provide context. The viral nature of digital content and the permanence of online information can make reputational damage more severe and longer-lasting than in traditional media environments. Additionally, the democratization of content creation means that criticism or negative commentary can originate from various sources, including disgruntled employees, competitors, activists, or individuals with limited knowledge of our business, making it difficult to predict, monitor, or control the narrative surrounding our Company.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately and timely report our financial results.

As a public company, we are subject to the reporting requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the New York Stock Exchange ("NYSE") rules. The requirements of these rules and regulations can be onerous and expensive and make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected, and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis by the Company's internal controls. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant's financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis by the Company's internal controls.

Although we continuously monitor the design, implementation and operating effectiveness of our internal controls over financial reporting, there can be no assurance that significant deficiencies or material weaknesses will not occur in the future or will not be discovered with respect to a prior period for which we believe that internal controls were effective. If we fail to maintain effective internal controls, it could result in a material misstatement of our financial statements that may not be prevented or detected on a timely basis, which could cause stakeholders to lose confidence in our reported financial information.

We incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if material weaknesses in our internal control over financial reporting are identified, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Accounting and tax rules for certain of our transactions are highly complex and involve significant judgment and assumptions. The accuracy of our financial statements may be materially affected if our estimates, including loan loss reserves, prove to be inaccurate.

Financial statements prepared in accordance with GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include but are not limited to: (i) assessing the adequacy of the allowance for loan loss reserves; (ii) determining the fair value of investment securities; (iii) assessing impairments on securities; (iv) allocation of purchase price for acquired or foreclosed real estate; (v) determining the fair value of collateral acquired through foreclosure; (vi) assessing impairments on real estate held for use or held for sale; (vii) designating loans as non-accrual; (viii) transfers of financial assets; (ix) securitization transactions; and (x) consolidation of variable interest entities.

These estimates, judgments and assumptions are inherently uncertain, especially in turbulent economic times, and, if they prove to be wrong, then we face the risk that charges to income could be required. These complexities, along with changes in accounting interpretations or assumptions, could result in a need to restate our financial results and affect our ability to timely prepare our consolidated financial statements, and would likely have a significant adverse effect on our stock price.

Cybersecurity threats, information technology ("IT") system failures or other security breaches could cause significant business disruption and could possibly compromise sensitive information belonging to us or our employees, borrowers, clients and other counterparties and could harm our business and our reputation and subject us to regulatory scrutiny.

We rely on the efficacy of our cybersecurity/IT policies, systems and processes developed and managed by our Cybersecurity Team to protect our technology assets from IT outages, cybersecurity incidents and intrusions. The secure operation of our IT networks and systems and the proper processing and maintenance of this information is critical to our business operations. The rise of high-profile security breaches by hackers, foreign governments, and other malicious actors has resulted in an increased risk of security breaches or IT disruptions. Simultaneously, the state, federal and international regulatory environment related to information security, data collection and use, and privacy has become increasingly rigorous, with new and constantly changing requirements potentially applicable to our business.

We do not offer consumer products and therefore do not generally collect or maintain consumer personal data. We do, however, have access to financial and other potentially sensitive information about our borrowers, guarantors and other counterparties, in addition to confidential employee information, which we store in our IT systems. Our information technology and infrastructure have been and likely will continue to be subject to security threats or breaches as a result of internal errors, negligence or external misconduct. The evolving threat landscape now includes both traditional cyberattacks and increasingly sophisticated artificial intelligence ("AI")-enabled threats. Use of AI technologies by bad actors to facilitate cyberattacks or commit fraud has increased the likelihood of such attacks and the potential adverse impact of such attacks. For example, AI technologies may be used to create highly targeted and convincing phishing attacks, generate realistic deep-fake content for impersonation or fraud, automate and scale social engineering techniques, and develop more sophisticated malware that can evade traditional detection methods. Furthermore, in the operation of our business we also use third-party vendors that store certain sensitive data, including confidential information about our business and employees, and while we conduct commercially reasonable due diligence on these vendors, such third parties are subject to their own cybersecurity threats.

Cyber incidents may include unauthorized access to our data assets, phishing attacks, account takeovers, business email compromise, social engineering, denial of service, malicious software, ransomware that encrypts critical data as part of a scheme to extort payment, and other electronic or cybersecurity breaches. The results of a significant security incident could include, but are not limited to, disrupted operations, misstated or misappropriated financial data, financial theft, theft of personal information, intellectual property or other sensitive or confidential data, increased cybersecurity protection costs, liability for notification of, and losses suffered by, individuals whose data is accessed or stolen as a result of a breach, regulatory fines and penalties, and reputational damage adversely affecting customer or investor confidence. Because the techniques used to obtain unauthorized access to networks, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures against all forms of attack. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses or may not apply to the circumstances relating to any particular breach. Even if we or our vendors are not targeted directly, cyberattacks on U.S. federal, state and local governments, financial markets, financial institutions, supply chain vendors, or other businesses have occurred in the past and are reasonably likely to occur in the future and could disrupt our normal business operations.

Our use of artificial intelligence technologies may produce inaccurate or biased results and presents regulatory, legal, and reputational risks.

Like others in the commercial real estate industry, we are deploying AI technologies in our business operations. Being slower than peers to adopt potentially useful technology could put us at a competitive disadvantage. This technology, however, is in its early stages of commercial use and presents a number of inherent risks that we must manage carefully. For example, issues such as flawed algorithms, insufficient or poor-quality data sets, or AI hallucinatory behavior can generate irrelevant, nonsensical, misleading, biased or factually incorrect results. If the recommendations, forecasts, or analyses with which AI assists in producing are deficient or inaccurate and are not identified in our review, our reputation, business or customers could be harmed. In addition, regulatory and legal uncertainty, including regarding privacy, confidentiality and intellectual property, could subject the Company to liability.

Litigation may adversely affect our business, financial condition and results of operations.

We may, from time to time, be subject to various legal proceedings and these proceedings may range from actions involving a single plaintiff to class action lawsuits. Litigation can be lengthy, expensive and disruptive to our operations and results cannot be predicted with certainty. There may also be adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found not liable.

Not all litigation expenses are covered by insurance. In addition, there can be no assurance that our insurance coverage will prove to be sufficient, nor can there be any assurance that the ultimate outcome of any claim or event will not have a material negative impact on our business prospects, financial position, results of operations or cash flows.

We may face difficulties in obtaining and maintaining required authorizations or licenses to do business.

In order to implement our business strategies, we are required to obtain, maintain or renew certain licenses and authorizations (including "doing business" authorizations and licenses with respect to loan origination) from certain governmental entities, government-sponsored entities and similar bodies. There is no assurance that any particular license or authorization will be obtained, maintained or renewed quickly or at all. Any failure of ours to obtain, maintain or renew such authorizations or licenses may adversely affect our business. Any material failure, alone or in aggregate, could subject us to penalties, lead to a default under certain of our financing arrangements and/or result in the unenforceability of our loan documents.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Ladder has a cybersecurity risk management program that is designed to assess, identify, manage, and govern material risks from cybersecurity threats. Our cybersecurity risk management program is also a key component of our overall risk management program.

Ladder leverages a senior cybersecurity team (the "Cybersecurity Team") comprised of the Chief Technology Officer ("CTO"), Chief Administrative Officer and General Counsel (the "GC"), Chief Compliance Officer and Senior Regulatory Counsel (the "CCO"), as well as senior representatives from Ladder's outsourced technology firm. The Cybersecurity Team maintains Ladder's cybersecurity risk management program, which is designed to identify, detect, assess, and manage cybersecurity risks. The Cybersecurity Team monitors technology trends and developments to inform improvements and modifications to Ladder's information technology ("IT") infrastructure and oversees the Company's various cybersecurity training initiatives. The Cybersecurity Team also oversees the Company's testing and deployment of AI technologies and monitors AI-enabled cybersecurity threats.

The members of the Cybersecurity Team have extensive on-the-job experience in cybersecurity matters, sharing responsibility for cybersecurity, as well as for regulatory, compliance and/or IT. Ladder's CTO has over 20 years of experience in the design, engineering, implementation, and management of information technology, including as the founder of an IT managed service provider for professional and financial services companies. The GC helped establish the Company's cybersecurity risk management framework and has overseen the Company's best practice approach to cybersecurity governance, testing and diligence for over a decade. The CCO helps ensure adherence to regulatory standards and helps refine our cybersecurity policies and training initiatives.

Ladder conducts routine risk assessments to identify cyber threats and vulnerabilities and assess the likelihood of occurrence and severity of the impact of such threats and vulnerabilities on the Company. Ladder regularly updates its risk assessment to guide Ladder's cybersecurity risk management program and controls and to prioritize risk mitigation and remediation in an evolving threat landscape. Ladder maintains cybersecurity policies and procedures informed by National Institute of Standards and Technology ("NIST") or International Organization for Standardization ("ISO") and designed to manage these risks and ensure that the Cybersecurity Team and other relevant employees are made aware of cybersecurity incidents in a timely manner. These policies include incident response, data classification, physical and network security polices, remote access, record retention and secure destruction policies. The Cybersecurity Team conducts a formal evaluation of Ladder's applicable policies and cyber risks and mitigants on at least an annual basis. Ladder's outsourced technology firm, as well as internal auditors, participate in this evaluation.

Ladder also maintains processes designed to oversee and identify material risks from cybersecurity threats associated with our use of third-party service providers based on the service provider's risk profile. Ladder does not generally maintain consumer data and does not extensively leverage third parties to manage or process sensitive data. Most of the third parties that have access to sensitive information belonging to either us or our borrowers, clients or other counterparties are lenders, law firms and other third parties that require such access in connection with Ladder's commercial lending activities. When Ladder leverages third-party service providers that collect or maintain sensitive information, Ladder conducts initial diligence on such third parties and conducts ongoing monitoring that includes annual due diligence questionnaires and contractual data security protections.

In addition to the policies and procedures discussed above, Ladder leverages industry standard third-party technology, tools and services to assist in monitoring, detecting and managing cyber threats, including managed security service monitoring, endpoint detection and response tools. Ladder also maintains other appropriate cybersecurity controls, including:

- Annual penetration testing by rotating third-party service providers;
- Weekly vulnerability scans;
- Annual company-wide cybersecurity and AI training, including monthly phishing exercises;
- Annual tabletop exercises;
- Vendor cybersecurity diligence; and
- Cyber insurance.

Our board of directors is responsible for the overall governance of our cybersecurity risk management program and is aware of the critical nature of managing risks associated with its cybersecurity threats. The Audit Committee assists the board in its oversight of the Company's strategies to assess and mitigate cybersecurity risks, as set forth in the Audit Committee's charter. The Audit Committee receives quarterly or as needed updates from the CTO and GC regarding the cybersecurity risks the Company faces based on the current cybersecurity threat landscape, as well as the status of the measures undertaken by the Company to manage those risks. The Audit Committee reports to the board as needed.

Refer to the risk factor captioned "Cybersecurity threats, information technology ("IT") system failures or other security breaches could cause significant business disruption and could possibly compromise sensitive information belonging to us or our employees, borrowers, clients and other counterparties and could harm our business and our reputation and subject us to regulatory scrutiny" in Part I, Item 1A. "Risk Factors" for additional information.

Item 2. Properties

We lease our corporate headquarters office at 320 Park Avenue, 15th Floor, New York, New York, 10022. The Company also leases a regional office in Miami, Florida. Refer to Schedule III included in Item 8 of this Annual Report on Form 10-K for a listing of investment properties owned as of December 31, 2025.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation and claims incidental to the conduct of our business in the ordinary course. Further, certain of our subsidiaries, such as our registered investment adviser, are subject to scrutiny by government regulators, which could result in enforcement proceedings or litigation related to regulatory compliance matters. We are not presently a party to any material enforcement proceedings, litigation related to regulatory compliance matters or any other type of material litigation matters. We maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock trades on the NYSE under the symbol "LADR."

Holders

On January 23, 2026, the Company had 19 Class A common shareholders of record. This does not include the beneficial ownership of shares held in nominee name. The closing price per share of Class A common stock on January 23, 2026 was $11.07. On January 23, 2026, the Company had no Class B common shareholders of record and no Class B common stock outstanding.

Stock Repurchases

On April 23, 2025, the board of directors authorized the repurchase of $100.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the April 24, 2024 authorization from $66.8 million to $100.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. During the year ended December 31, 2025, the Company repurchased 964,539 shares of Class A common stock at an average of $10.60 per share for a total aggregate purchase price of $10.2 million. As of December 31, 2025, the Company has a remaining amount available for repurchase of $90.6 million, which represents 6.5% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.99 per share on such date.

The following table presents information with respect to repurchases of Class A common stock of the Company made during the three months ended December 31, 2025 ($ in thousands, except average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 1, 2025 - October 31, 2025	45,052	$ 10.58	45,052	$ 91,031
November 1, 2025 - November 30, 2025	30,668	10.44	30,668	90,711
December 1, 2025 - December 31, 2025	12,111	10.84	12,111	90,580
Total	**87,831**	**$ 10.57**	**87,831**	**$ 90,580**

(1) On April 23, 2025, the board of directors authorized the repurchase of $100.0 million of the Company's Class A common stock from time to time without further approval.

(2) Amount excludes commissions paid associated with share repurchases.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2025, relating to the 2014 Ladder Capital Corp Omnibus Incentive Equity Plan (the "2014 Omnibus Incentive Plan") and 2023 Ladder Capital Corp Omnibus Incentive Equity Plan (the "2023 Omnibus Incentive Plan") pursuant to which equity securities of the Company were authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	623,788	$ 11.86	8,792,686
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	**623,788**	**$ 11.86**	**8,792,686**

Performance Graph

Our Class A common stock began trading on the NYSE under the symbol "LADR" on February 6, 2014. Prior to that time, there was no public market for our Class A common stock.

The following graph compares total shareholder returns, assuming reinvestment of dividends, for the period December 31, 2020 through December 31, 2025 to the FTSE NAREIT Mortgage REIT Index, and the Standard & Poor's Index ("S&P 500 Index"). The closing price of the Company's Class A common stock on December 31, 2020 (on which the graph is based) was $9.78. The past shareholder return shown on the following graph is not necessarily indicative of future performance.

Total Shareholder Returns
Based upon initial investment of $100 on December 31, 2020 (1)



200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
Dec. 2020
Mar. 2021
Jun. 2021
Sep. 2021
Dec. 2021
Mar. 2022
Jun. 2022
Sep. 2022
Dec. 2022
Mar. 2023
Jun. 2023
Sep. 2023
Dec. 2023
Mar. 2024
Jun. 2024
Sep. 2024
Dec. 2024
Mar. 2025
Jun. 2025
Sep. 2025
Dec. 2025
LADR
FTSE NAREIT Mortgage REITs Index
S&P 500 Index

	Ladder Capital Corp	FTSE NAREIT Mortgage REIT Index	S&P 500 Index
December 31, 2020	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	$ 130.78	$ 115.61	$ 126.89
December 31, 2022	$ 119.84	$ 81.97	$ 102.22
December 31, 2023	$ 144.27	$ 100.45	$ 126.99
December 31, 2024	$ 150.41	$ 98.08	$ 156.59
December 31, 2025	$ 157.77	$ 107.71	$ 182.25

(1) Dividend reinvestment is assumed at quarter end.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes of Ladder Capital Corp included within this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" within this Annual Report and "Risk Factors" within this Annual Report for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements as a result of various factors, including but not limited to, those in "Risk Factors" set forth within this Annual Report.

References to "Ladder," the "Company," and "we," "our" and "us" refer to Ladder Capital Corp, a Delaware corporation incorporated in 2013, and its consolidated subsidiaries.

Ladder Capital Corp is the sole general partner of Ladder Capital Finance Holdings LLLP ("LCFH") and, as a result of the serialization of LCFH on December 31, 2014, became the sole general partner of Series REIT of LCFH. LC TRS I LLC, a wholly-owned subsidiary of Series REIT of LCFH, is the general partner of Series TRS of LCFH. Ladder Capital Corp has a controlling interest in Series REIT of LCFH, and through such controlling interest, also has a controlling interest in Series TRS of LCFH. Ladder Capital Corp's only business is to act as the sole general partner of LCFH and Series REIT of LCFH, and, as a result of the foregoing, Ladder Capital Corp directly and indirectly operates and controls all of the business and affairs of LCFH, and each Series thereof, and consolidates the financial results of LCFH, and each Series thereof, into Ladder Capital Corp's consolidated financial statements.

Overview

Ladder Capital is an investment grade-rated, internally-managed real estate investment trust ("REIT") that is a leader in commercial real estate finance. We originate and invest in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. Our investment activities include: (i) our primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. We believe that our in-house origination platform, ability to flexibly allocate capital among complementary product lines, credit-centric underwriting approach, access to diversified financing sources, and experienced management team position us well to deliver attractive returns on equity to our shareholders through economic and credit cycles.

Supplemental Guarantor Disclosures

In June 2025, we filed a registration statement on Form S-3 with the SEC registering, among other securities, debt securities of LCFH and Ladder Capital Finance Corporation ("Co-Issuer" and, together with LCFH, the "Issuers"), which will be fully and unconditionally guaranteed by us. We own substantially all of our assets and conduct all of our operations through LCFH, and the Co-Issuer is a wholly-owned subsidiary of LCFH. The Issuers are consolidated into our financial statements.

Pursuant to Rule 3-10 of Regulation S-X and Rule 12h-5 of the Exchange Act, subsidiary issuers of obligations guaranteed by their parent company and subsidiary guarantors of securities are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into such parent company's consolidated financial statements, such related guarantee is "full and unconditional" and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of the Issuers have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4) of Regulation S-X, summarized financial information for the Issuers has been excluded because the combined assets, liabilities and results of operations of the Issuers and us are not materially different than the corresponding amounts in our consolidated financial statements incorporated by reference herein, and because management believes such summarized financial information would not be material for investors.

Results of Operations

A discussion regarding our results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024 is presented below. A discussion regarding our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Year ended December 31, 2025 compared to the year ended December 31, 2024

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	Year Ended December 31,		
	2025	2024	Difference
Net interest income			
Interest income	$ 266,894	$ 358,625	$ (91,731)
Interest expense	174,917	221,537	(46,620)
Net interest income (expense)	**91,977**	**137,088**	**(45,111)**
Provision for (release of) loan loss reserves, net	(157)	13,933	(14,090)
Net interest income (expense) after provision for (release of) loan loss reserves	**92,134**	**123,155**	**(31,021)**
Other income (loss)			
Real estate operating income	99,308	98,681	627
Net result from mortgage loan receivables held for sale	4,716	30	4,686
Gain (loss) on real estate, net	3,807	25,277	(21,470)
Fee and other income	14,995	18,700	(3,705)
Net result from derivative transactions	1,835	5,420	(3,585)
Earnings (loss) from investment in unconsolidated ventures	(1,415)	(79)	(1,336)
Gain on extinguishment of debt	151	188	(37)
Total other income (loss)	**123,397**	**148,217**	**(24,820)**
Costs and expenses			
Compensation and employee benefits	52,735	60,671	(7,936)
Operating expenses	19,426	19,193	233
Real estate operating expenses	40,475	40,568	(93)
Investment related expenses	3,712	7,718	(4,006)
Depreciation and amortization	31,995	32,327	(332)
Total costs and expenses	**148,343**	**160,477**	**(12,134)**
Income (loss) before taxes	**67,188**	**110,895**	**(43,707)**
Income tax expense (benefit)	3,493	3,448	45
Net income (loss)	**$ 63,695**	**$ 107,447**	**$ (43,752)**

Investment Overview

Activity for the year ended December 31, 2025 included fundings of $1.4 billion and paydowns of $609.2 million, which contributed to a $627.1 million increase in commercial mortgage loans. Activity for the year ended December 31, 2025 included securities purchases of $1.9 billion, $534.8 million of amortization and paydowns, and sales of $411.8 million, which contributed to a net increase in our securities portfolio of $1.0 billion. Activity for the year ended December 31, 2025 included real estate investment sales of $13.1 million and acquisitions of real estate via foreclosure of $65.1 million. In addition, we purchased $1.6 billion of short-term U.S. Treasury securities during the year ended December 31, 2025. The entire short-term U.S. Treasury securities portfolio, or $2.7 billion, matured or was sold during the year ended December 31, 2025.

Activity for the year ended December 31, 2024 included fundings of $195.2 million and paydowns of $1.7 billion, which contributed to a $1.6 billion decrease in commercial mortgage loans. Activity for the year ended December 31, 2024 included securities purchases of $898.0 million, sales of $32.2 million and $276.8 million of amortization and paydowns, which contributed to a net increase in our securities portfolio of $595.3 million. Activity for the year ended December 31, 2024 included real estate investment sales of $102.3 million and acquisitions of real estate via foreclosure of $48.8 million. In addition, we purchased $10.0 billion of short-term U.S. Treasury securities during the year ended December 31, 2024, of which $10.0 billion matured during the year ended December 31, 2024.

Net Interest Income

The $91.7 million decrease in interest income was primarily attributable to net payoffs within our loan portfolio, partially offset by an increase in interest earned on CMBS and CLO securities due to net purchases. There was a $0.7 billion decrease in average loan investments from $2.5 billion for the year ended December 31, 2024 to $1.8 billion for the year ended December 31, 2025. There was a $1.1 billion increase in average securities investments from $0.6 billion for the year ended December 31, 2024 to $1.7 billion for the year ended December 31, 2025.

The $46.6 million decrease in interest expense is primarily related to the redemption of all outstanding obligations of LCCM 2021-FL2 and LCCM 2021-FL3, lower outstanding balances on our loan repurchase facilities, the payoff of mortgage loan debt, as well as a reduction in expense as a result of redemptions of our Notes, partially offset by the issuance of our 2031 Notes.

As of December 31, 2025, the weighted average yield on our mortgage loan receivables was 7.7%, compared to 9.3% as of December 31, 2024. As of December 31, 2025, we did not have any borrowings against our mortgage loan receivables. As of December 31, 2024, the weighted average interest rate on borrowings against our mortgage loan receivables was 6.4%. As of December 31, 2024, we had outstanding borrowings secured by our mortgage loan receivables equal to 42.4% of the carrying value of our mortgage loan receivables.

As of December 31, 2025, the weighted average yield on our securities was 5.3%, compared to 6.0% as of December 31, 2024. As of December 31, 2025, the weighted average interest rate on borrowings against our securities was 4.3%. As of December 31, 2024, we did not have any borrowings against our securities. As of December 31, 2025, we had outstanding borrowings secured by our securities equal to 30.0% of the carrying value of our real estate securities.

Our real estate is comprised of non-interest bearing assets; however, interest incurred on mortgage financing collateralized by such real estate is included in interest expense. As of December 31, 2025, the weighted average interest rate on mortgage borrowings against our real estate assets was 5.9%, compared to 6.0% as of December 31, 2024. As of December 31, 2025, we had outstanding borrowings secured by our real estate equal to 55.2% of the carrying value of our real estate, compared to 66.6% as of December 31, 2024.

Provision for (release of) Loan Loss Reserves

The release of loan loss reserves for the year ended December 31, 2025 of $(0.2) million reflects improved macroeconomic market conditions affecting commercial real estate. During the year ended December 31, 2025, we charged-off $5.0 million of an existing allowance related to an office property in Portland, Oregon.

The provision for loan loss reserves for the year ended December 31, 2024 was $13.9 million. The increase in provision associated with the general reserve during the year ended December 31, 2024 was primarily due to adverse changes in macroeconomic market conditions affecting commercial real estate, partially offset by a decrease in the size of our balance sheet first mortgage loan portfolio as a result of repayments. During the year ended December 31, 2024, we charged-off $5.0 million of an existing allowance related to an office property in Oakland, California.

For additional information, refer to "Allowance for Credit Losses and Non-Accrual Status" in Note 3, Mortgage Loan Receivables, to the consolidated financial statements.

Real Estate Operating Income

The increase of $0.6 million in real estate operating income was primarily attributable to real estate foreclosures that occurred subsequent to December 31, 2023 through December 31, 2025, partially offset by sales that occurred during the same period. Refer to Note 5, Real Estate and Related Lease Intangibles, Net, for further details.

Net Result from Mortgage Loan Receivables Held for Sale

Net result from mortgage loan receivables held for sale includes unrealized losses on loans held for sale related to lower of cost or market adjustments and realized gains and losses from the sale of loans. During the year ended December 31, 2025, we recorded $3.6 million of realized gains on the sale of one conduit loan and $1.1 million of unrealized gains on loans related to lower of cost or market adjustments on our conduit loans. During the year ended December 31, 2024, we recorded $30 thousand of unrealized gains on loans related to lower of cost or market adjustments on our conduit loans. Income from sales of loans, net is subject to market conditions impacting timing, size and pricing and as such may vary significantly quarter to quarter.

Gain (Loss) on Real Estate, net

The decrease of $21.5 million of gain on real estate, net during the year ended December 31, 2025 compared to the year ended December 31, 2024 was the result of one property sale for a gain of $3.8 million during the year ended December 31, 2025 compared to 14 property sales for a gain of $25.3 million during the year ended December 31, 2024. Refer to Note 5, Real Estate and Related Lease Intangibles, Net, for further detail.

Fee and Other Income

We generate fee income on the loans we originate and in which we invest and also include unrealized and realized gains and losses on securities within fee and other income. The $3.7 million decrease was primarily driven by lower payoffs during the year ended December 31, 2025, partially offset by an increase in realized and unrealized gains on securities as compared to the year ended December 31, 2024.

Net Result from Derivative Transactions

Net result from derivative transactions of $1.8 million was comprised of a realized gain of $2.0 million and an unrealized loss of $(0.2) million for the year ended December 31, 2025. Net result from derivative transactions of $5.4 million was comprised of a realized gain of $7.3 million and an unrealized loss of $1.9 million for the year ended December 31, 2024. The hedge positions primarily relate to fixed rate conduit loans and securities investments. The derivative positions that generated these results were primarily ten year U.S. treasury rate futures that we employed in an effort to hedge the interest rate risk primarily on the financing of our fixed rate assets and the net interest income we earn against the impact of changes in interest rates. The net gain in 2025 was primarily related to changes in interest rates during the year ended December 31, 2025.

Loss from Investment in Unconsolidated Ventures

Loss from our investment in unconsolidated ventures totaled $1.4 million and $0.1 million for the year ended December 31, 2025 and 2024, respectively. The $1.4 million loss from investment in unconsolidated ventures is primarily attributable to a venture acquisition in June 2024.

Compensation and Employee Benefits

Compensation and employee benefits are comprised primarily of salaries, bonuses, stock-based compensation and other employee benefits. The decrease of $7.9 million in compensation expense is primarily due to a decrease in bonus compensation expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Real Estate Operating Expenses

The decrease of $0.1 million in real estate operating expenses was primarily attributable to real estate sales that occurred subsequent to December 31, 2023 through December 31, 2025, partially offset by foreclosures that occurred during the same period. Refer to Note 5, Real Estate and Related Lease Intangibles, Net, for further details.

Investment Related Expenses

Investment related expenses are comprised primarily of custodian fees, financing costs, servicing fees related to loans and other loan related expenses. The decrease during the year ended December 31, 2025 as compared to December 31, 2024 of $4.0 million was primarily attributable to a decrease in loan related expenses as a result of a smaller average loan portfolio.

Depreciation and Amortization

The decrease of $0.3 million in depreciation and amortization was primarily attributable to real estate sales that occurred subsequent to December 31, 2023 through December 31, 2025, partially offset by foreclosures that occurred during the same period. Refer to Note 5, Real Estate and Related Lease Intangibles, Net, for further details.

Liquidity and Capital Resources

The management of our liquidity and capital diversity and allocation strategies is critical to the success and growth of our business. We manage our sources of liquidity to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties.

We require substantial amounts of capital to support our business. The management team, in consultation with our board of directors, establishes our overall liquidity and capital allocation strategies. A key objective of those strategies is to support the execution of our business strategy while maintaining sufficient ongoing liquidity throughout the business cycle to service our financial obligations as they become due. When making funding and capital allocation decisions, members of our senior management consider: business performance; the availability of, and costs and benefits associated with, different funding sources; current and expected capital markets and general economic conditions; our asset composition and capital structure; and our targeted liquidity profile and risks relating to our funding needs.

To ensure that Ladder can effectively address the funding needs of the Company on a timely basis, we maintain a diverse array of liquidity sources including: (1) cash and cash equivalents; (2) cash generated from operations; (3) proceeds from debt financing; (4) principal repayments on investments including mortgage loans and securities; (5) proceeds from securitizations and sales of loans; (6) proceeds from the sale of securities; (7) proceeds from the sale of real estate; and (8) proceeds from the issuance of equity capital. We use these funding sources to meet our obligations on a timely basis and have the ability to use our significant unencumbered asset base to further finance our business.

Our primary uses of liquidity are for: (1) the funding of loan, real estate-related and securities investments; (2) the repayment of short-term and long-term borrowings and related interest; (3) the funding of our operating expenses; and (4) distributions to our equity investors to comply with the REIT distribution requirements. We require short-term liquidity to fund loans that we originate and hold on our consolidated balance sheet pending sale, including through whole loan sale, participation, or securitization. We generally require longer-term funding to finance the loans and real estate-related investments that we hold for investment. We have historically used the aforementioned funding sources to meet the operating and investment needs as they have arisen and have been able to do so by applying a rigorous approach to long and short-term cash and debt forecasting.

In addition, as a REIT, we are also required to make sufficient dividend payments to our shareholders in amounts at least sufficient to maintain our REIT status. Under IRS guidance, we may elect to pay a portion of our dividends in stock, subject to a cash/stock election by our shareholders, to optimize our level of capital retention. Accordingly, our cash requirement to pay dividends to maintain REIT status could be substantially reduced at the discretion of the board of directors.

Our principal debt financing sources include: (1) long-term senior unsecured notes in the form of corporate bonds; (2) an Unsecured Revolving Credit Facility; (3) committed and uncommitted secured funding provided by banks and other lenders; and (4) long term non-recourse mortgage financing; and (5) CLO issuances.

In the future, we may also use other sources of financing to fund the acquisition of our assets, including credit facilities, warehouse facilities, repurchase facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized, may involve one or more lenders and may accrue interest at either fixed or floating rates. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Refer to "Financial Covenants" and "Our Financing Strategies" for further disclosure of our diverse financing sources and, for a summary of our financial obligations, refer to the Contractual Obligations table below. All of our existing financial obligations due within the following year can be extended for one or more additional years at our discretion, refinanced or repaid at maturity or are incurred in the normal course of business (i.e., interest payments/loan funding obligations).

Cash Flows

We held cash and cash equivalents of $38.0 million and restricted cash of $14.9 million as of December 31, 2025. We held cash and cash equivalents of $1.3 billion and restricted cash of $12.6 million as of December 31, 2024.

The following table provides a breakdown of the net change in our cash, cash equivalents, and restricted cash ($ in thousands):

	Year Ended December 31,	
	2025	**2024**
Net cash provided by (used in) operating activities	$ 87,019	$ 133,921
Net cash provided by (used in) investing activities	(1,607,259)	932,761
Net cash provided by (used in) financing activities	227,042	(796,586)
Net increase (decrease) in cash, cash equivalents and restricted cash	**$ (1,293,198)**	**$ 270,096**

Year ended December 31, 2025

We experienced a net decrease in cash, cash equivalents and restricted cash of $(1.3) billion for the year ended December 31, 2025, reflecting cash provided by operating activities of $87.0 million, cash used in investing activities of $(1.6) billion and cash provided by financing activities of $227.0 million.

Net cash provided by operating activities of $87.0 million was primarily driven by net interest income and net operating income on our real estate portfolio.

Net cash used in investing activities of $(1.6) billion was driven by $(1.9) billion in purchases of securities and $(1.3) billion of origination of mortgage loans held for investment, partially offset by $711.0 million of repayments from mortgage loan receivables, $534.0 million in repayments on securities, $411.8 million of proceeds from sale of securities and $13.1 million in proceeds from sale of real estate.

Net cash provided by financing activities of $227.0 million was primarily as a result of net repayments of borrowings of $376.9 million, $(117.4) million of dividend payments, $(8.7) million payment to satisfy minimum federal and state tax withholdings on restricted stock, $(11.8) million purchase of treasury stock, and $(12.0) million in deferred financing cost.

Year ended December 31, 2024

We experienced a net increase in cash, cash equivalents and restricted cash of $270.1 million for the year ended December 31, 2024, reflecting cash provided by operating activities of $133.9 million, cash provided by investing activities of $932.8 million and cash used in financing activities of $(796.6) million.

Net cash provided by operating activities of $133.9 million was primarily driven by net interest income and net increases in operating income on our real estate portfolio.

Net cash provided by investing activities of $932.8 million was driven by $1.6 billion of repayments from mortgage loan receivables, $276.6 million in repayments on securities, $102.3 million in proceeds from sale of real estate and $32.2 million of proceeds from sale of securities, partially offset by $(898.0) million in purchases of securities and $(195.2) million of origination of mortgage loans held for investment.

Net cash used in financing activities of $(796.6) million was primarily as a result of net repayments of borrowings of $(644.8) million, $(117.7) million of dividend payments, $(8.9) million payment to satisfy minimum federal and state tax withholdings on restricted stock, $(6.5) million purchase of treasury stock, and $(18.3) million in deferred financing cost.

Unencumbered Assets

As of December 31, 2025, we held unencumbered cash and cash equivalents of $38.0 million, unencumbered loans of $2.2 billion, unencumbered securities of $1.4 billion, unencumbered real estate of $320.4 million and $109.7 million of other assets not encumbered by any portion of secured indebtedness. As of December 31, 2024, we held unencumbered cash and cash equivalents of $1.3 billion, unencumbered loans of $689.7 million, unencumbered securities of $1.1 billion, unencumbered real estate of $213.4 million and $409.1 million of other assets not encumbered by any portion of secured indebtedness.

Borrowings under various financing arrangements

Our financing strategies are critical to the success and growth of our business. We manage our leverage policies to complement our asset composition and to diversify our exposure across multiple counterparties. Our borrowings under various financing arrangements as of December 31, 2025 are set forth in the table below ($ in thousands):

	December 31, 2025
Senior unsecured notes(1)	$ 2,215,195
Unsecured Revolving credit facility	280,000
Loan repurchase facilities	—
Uncommitted securities repurchase facilities	627,012
Mortgage debt(2)	388,195
Total debt obligations, net	**$ 3,510,402**

(1) Presented net of unamortized debt issuance costs of $18.2 million as of December 31, 2025.
(2) Presented net of unamortized debt issuance costs of $1.4 million and net of premiums of $3.1 million as of December 31, 2025.

The Company's repurchase agreements include financial covenants, including minimum net worth requirements, minimum liquidity levels, maximum leverage ratios and minimum fixed charge or interest coverage ratios. The Company was in compliance in all material respects with the covenants under the Company's financing arrangements as of December 31, 2025 and December 31, 2024. Further, certain of our financing arrangements and loans on our real property are secured by the assets of the Company, including the assets of certain subsidiaries. From time to time, certain of these financing arrangements and loans may prohibit certain of our subsidiaries from paying dividends to the Company, from making distributions on such subsidiary's capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or other assets to the Company or other subsidiaries of the Company.

Senior Unsecured Notes

As of December 31, 2025, the Company had $2.2 billion of senior unsecured notes outstanding. These unsecured financings were comprised of $599.5 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes"), $633.9 million in aggregate principal amount of 4.75% senior notes due 2029 (the "2029 Notes"), $500.0 million in aggregate principal amount of 5.50% senior notes due 2030 (the "2030 Notes") and $500.0 million in aggregate principal amount of 7.00% senior notes due 2031 (the "2031 Notes," collectively with the 2027 Notes, the 2029 Notes, and the 2030 Notes, the "Notes").

As of December 31, 2024, the Company had $2.0 billion of senior unsecured notes outstanding. These unsecured financings were comprised of $295.7 million in aggregate principal amount of the 5.25% senior notes due 2025 (the "2025 Notes"), $611.9 million in aggregate principal amount of the 2027 Notes, $633.9 million in aggregate principal amount of the 2029 Notes and $500.0 million in aggregate principal amount of the 2031 Notes.

LCFH issued the Notes with Ladder Capital Finance Corporation ("LCFC"), as co-issuers on a joint and several basis. LCFC is a 100% owned finance subsidiary of LCFH with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Notes. The Company guarantees the obligations under the Notes and the indenture. The Company was in compliance in all material respects with the covenants of the Notes as of December 31, 2025 and 2024. The Notes are presented net of unamortized debt issuance costs of $18.2 million and $16.5 million as of December 31, 2025 and December 31, 2024, respectively.

The Notes require interest payments semi-annually in cash in arrears, are unsecured, and in some cases, are subject to an unencumbered assets to unsecured debt covenant. The Company may redeem the Notes prior to their stated maturity, in whole or in part, at any time or from time to time, with required notice and at a redemption price as specified in each respective indenture governing the Notes, plus accrued and unpaid interest, if any, to the redemption date. The board of directors has authorized the Company to repurchase any or all of the Notes from time to time without further approval.

During the year ended December 31, 2025, the Company fully redeemed the 2025 Notes and repurchased $12.4 million of the 2027 Notes recognizing a loss on extinguishment of debt of $0.1 million and gain on bond repurchase of $0.2 million, respectively.

Unsecured Revolving Credit Facilities

The Company's Unsecured Revolving Credit Facility is available on a revolving basis to finance the Company's working capital needs and for general corporate purposes. On January 2, 2025, the Company increased the aggregate maximum borrowing amount of the Unsecured Revolving Credit Facility to $850.0 million, following the upsize to $725 million on December 20, 2024. The Unsecured Revolving Credit Facility also allows the Company to enter into additional incremental revolving commitments up to an aggregate facility size of $1.3 billion, subject to certain customary conditions. Borrowings under the Unsecured Revolving Credit Facility bear interest at a rate equal to term SOFR plus a margin of 125 basis points as of December 31, 2025. The margin for borrowings is subject to adjustment based on the Company's credit rating and may range between 77.5 and 170 basis points. As of December 31, 2025, the Company had $280.0 million in outstanding borrowings on the Unsecured Revolving Credit Facility.

Effective May 27, 2025, the date on which the Company received investment grade ratings from Moody's and Fitch, the Unsecured Revolving Credit Facility was automatically amended, the pledge of the shares of (or other ownership or equity interest in) certain subsidiaries was terminated, and each guarantor (other than Ladder Capital Corp and any subsidiary that is a trigger guarantor) was released and discharged from all obligations as a guarantor and/or pledgor.

In September 2025, the Company entered into an unsecured Money Market Borrowing Arrangement to provide short-term financing up to $100 million. The arrangement has a five-year term. No borrowing on this facility is permitted over a quarter end date, and as such, no balance was utilized under this arrangement as of December 31, 2025.

Committed Loan Financing Facilities

The Company is a party to multiple committed loan repurchase agreement facilities, totaling $656.0 million of credit capacity as of December 31, 2025. As of December 31, 2025, the Company had no borrowings outstanding. As of December 31, 2024, the Company had $62.7 million of borrowings outstanding, with an additional $1.1 billion of committed financing available. Assets pledged as collateral under these facilities are generally limited to first lien whole mortgage loans, mezzanine loans and certain interests in such first mortgage and mezzanine loans.

The Company has the option to extend some of its existing facilities subject to a number of customary conditions. The lenders have sole discretion to include collateral in these facilities and to determine the market value of the collateral. In certain cases, the lenders may require additional collateral, a full or partial repayment of the facilities (margin call) or a reduction in undrawn availability under the facilities. Typically, the facilities are established with stated guidelines regarding the maximum percentage of the collateral asset's market value that can be borrowed. The Company often borrows at a lower percentage of the collateral asset's value than the maximum leaving the Company with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Securities Repurchase Financing

The Company is a party to master repurchase agreements with several counterparties to finance its investments in securities. The securities that serve as collateral for these borrowings are typically highly liquid AAA-rated CMBS with relatively short duration and significant subordination. The lenders have sole discretion to determine the market value of the collateral on a daily basis, and, if the estimated market value of the collateral declines, the lenders have the right to require additional collateral. If the estimated market value of the collateral subsequently increases, the Company has the right to call back excess collateral. As of December 31, 2025, the Company had $627.0 million of securities repurchase debt outstanding.

Mortgage Loan Financing

The Company typically finances its real estate investments with long-term, non-recourse mortgage financing. These mortgage loans have carrying amounts of $388.2 million and $446.4 million, net of unamortized premiums of $3.1 million and $3.7 million as of December 31, 2025 and December 31, 2024, respectively, representing proceeds received upon financing greater than the contractual amounts due under these agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. The Company recorded $0.7 million of premium amortization, which decreased interest expense for each of the years ended December 31, 2025 and 2024. During the year ended December 31, 2025, the Company modified and extended one term debt agreement financing a property in its real estate portfolio. During the year ended December 31, 2024, the Company executed 16 new term debt agreements to finance properties in its real estate portfolio with a carrying amount of $81.9 million.

Collateralized Loan Obligations ("CLO") Debt

On July 13, 2021, the Company financed a pool of $607.5 million of loans at an 82% advance rate on a matched term, non-mark-to-market and non-recourse basis in a managed CLO transaction ("LCCM 2021-FL2"), which generated $498.2 million of gross proceeds to Ladder. The Company retained an 18% subordinate and controlling interest in LCCM 2021-FL2. The Company retained control over major decisions made with respect to the administration of the loans in LCCM 2021-FL2, including broad discretion in managing these loans, and had the ability to appoint the special servicer. LCCM 2021-FL2 was a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE. On February 18, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL2.

On December 2, 2021, the Company financed a pool of $729.4 million of loans at a 77.6% advance rate on a matched term, non-mark-to-market and non-recourse basis in a managed CLO transaction ("LCCM 2021-FL3"), which generated $566.2 million of gross proceeds to Ladder. The Company retained a 15.6% subordinate and controlling interest in the LCCM 2021-FL3 and held two additional tranches totaling 6.8% as investments. The Company retained control over major decisions made with respect to the administration of the loans in LCCM 2021-FL3, including broad discretion in managing these loans, and had the ability to appoint the special servicer. LCCM 2021-FL3 was a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE. On June 16, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL3. Refer to Note 6, Debt Obligations, Net for further detail.

As of December 31, 2025, the Company did not have any CLO debt included in debt obligations on its consolidated balance sheets.

As of December 31, 2024, the Company had $601.4 million of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheets. Unamortized debt issuance costs of $0.1 million were included in CLO debt as of December 31, 2024.

Stock Repurchases

On April 23, 2025, the board of directors authorized the repurchase of $100.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the April 24, 2024 authorization from $66.8 million to $100.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. As of December 31, 2025, the Company has a remaining amount available for repurchase of $90.6 million, which represents 6.5% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.99 per share on such date. Refer to Note 9, Equity, to our consolidated financial statements included elsewhere in this Annual Report, for disclosure of the Company's repurchase activity.

The following table is a summary of the Company's repurchase activity of its Class A common stock during the year ended December 31, 2025 ($ in thousands):

	Shares	Amount(1)
Authorizations remaining as of December 31, 2024		$ 67,604
Additional authorizations (2)		33,201
Repurchases paid:		
January 1, 2025 - January 31, 2025	—	—
February 1, 2025 - February 28, 2025	—	—
March 1, 2025 - March 31, 2025	70,506	(805)
April 1, 2025 - April 30, 2025	—	—
May 1, 2025 - May 31, 2025	401,396	(4,151)
June 1, 2025 - June 30, 2025	234,094	(2,456)
July 1, 2025 - July 31, 2025	36,371	(397)
August 1, 2025 - August 31, 2025	43,020	(471)
September 1, 2025 - September 30, 2025	91,321	(1,017)
October 1, 2025 - October 31, 2025	45,052	(477)
November 1, 2025 - November 30, 2025	30,668	(320)
December 1, 2025 - December 31, 2025	12,111	(131)
Authorizations remaining as of December 31, 2025		**$ 90,580**

(1) Amount excludes commissions paid associated with share repurchases.
(2) On April 23, 2025, the Board authorized repurchases up to $100.0 million in aggregate.

Dividends

In order for the Company to maintain its qualification as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"), it must annually distribute at least 90% of its taxable income. The Company has paid and in the future intends to declare regular quarterly distributions to its shareholders in aggregating to an amount approximating at least 90% of the REIT's annual net taxable income.

All distributions are made at the discretion of our board of directors and depend on our earnings, our financial condition, any debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Delaware law and other factors as our board of directors may deem relevant from time to time.

Refer to Note 9, Equity, to our consolidated financial statements included elsewhere in this Annual Report, for disclosure of dividends declared.

Principal Repayments on Investments

We receive principal amortization on our loans and securities as part of the normal course of our business. Repayment of mortgage loan receivables provided net cash of $711.0 million for the year ended December 31, 2025 and $1.6 billion for the year ended December 31, 2024. Repayment of real estate securities provided net cash of $534.0 million for the year ended December 31, 2025, and $276.6 million for the year ended December 31, 2024.

Proceeds from Securitizations and Sales of Loans

We sell our conduit mortgage loans to securitization trusts and to other third parties as part of our normal course of business and from time to time will sell balance sheet mortgage loans. There were $66.8 million of proceeds from sales of mortgage loans for the year ended December 31, 2025. There were $82.5 million of proceeds from sales of mortgage loans for the year ended December 31, 2024.

Proceeds from the Sale of Securities

We sell our investments in CMBS, including CRE CLOs, U.S. Agency securities, corporate bonds, U.S. Treasury securities, and equity securities as a part of our normal course of business. Proceeds from sales of securities provided net cash of $411.8 million for the year ended December 31, 2025, and $32.2 million for the year ended December 31, 2024.

Proceeds from the Sale of Real Estate

There were $13.1 million of proceeds from sales of real estate, net of closing costs for the year ended December 31, 2025. There were $102.3 million of proceeds from sales of real estate, net of closing costs for the year ended December 31, 2024.

Other Potential Sources of Financing

In the future, we may also use other sources of financing to fund the acquisition of our assets, including credit facilities, warehouse facilities, repurchase facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized, may involve one or more lenders and may accrue interest at either fixed or floating rates. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Contractual Obligations

Contractual obligations as of December 31, 2025 were as follows ($ in thousands):

	Contractual Obligations (1)				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Senior unsecured notes (2)	$ —	$ 599,490	$ 1,133,919	$ 500,000	$ 2,233,409
Unsecured revolving credit facility	—	—	280,000	—	280,000
Secured financings	653,392	140,125	136,691	83,347	1,013,555
Interest payable (3)	129,355	201,758	135,984	43,886	510,983
Other funding obligations (4)	10,444	33,241	4,054	—	47,739
Operating lease obligations	2,391	4,522	4,818	6,442	18,173
Total	**$ 795,582**	**$ 979,136**	**$ 1,695,466**	**$ 633,675**	**$ 4,103,859**

(1) As more fully disclosed in Note 6, Debt Obligations, Net, to our consolidated financial statements included elsewhere in this Annual Report, the allocation of repayments under our committed loan repurchase facilities is based on the earlier of: (i) the maturity date of each agreement; or (ii) the maximum maturity date of the collateral loans, assuming all extension options are exercised by the borrower.
(2) During the year ended December 31, 2025, we fully redeemed the 2025 Notes.
(3) Comprised of interest on secured financings and on senior unsecured notes. For borrowings with variable interest rates, we used the rates in effect as of December 31, 2025 to determine the future interest payment obligations.
(4) Comprised primarily of our off-balance sheet unfunded commitment to provide additional first mortgage loan financing as of December 31, 2025. The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date or the final maturity date, however, we may be obligated to fund these commitments earlier than such date. This amount excludes $45.6 million of future funding commitments that require the occurrence of certain "good news" events, such as the owner concluding a lease agreement with a major tenant in the building or reaching a pre-determined net operating income which may or may not be achieved.

The table above does not include amounts due under our derivative agreements as those contracts do not have fixed and determinable payments. Our contractual obligations will be refinanced and/or repaid from earnings as well as amortization and sales of our liquid collateral. We have made investments in various unconsolidated ventures of which our maximum exposure to loss from these investments is limited to the carrying value of our investments.

Future Liquidity Needs

In addition to the future contractual obligations above, the Company, in the coming year and beyond, as a part of its normal course of business will require cash to fund unfunded loan commitments and new investments in a combination of balance sheet mortgage loans, conduit loans, real estate investments and securities as it deems appropriate as well as necessary expenses as a part of general corporate purposes. These new investments and general corporate expenses may be funded with existing cash, proceeds from loan and securities payoffs, through financing using our Unsecured Revolving Credit Facility or loan and security financing facilities, or through additional debt or equity raises. The Company has no known material cash requirements other than its contractual obligations in the above table, unfunded commitments and future general corporate expenses.

Unfunded Loan Commitments

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our borrowers. These commitments are not reflected on the consolidated balance sheets. As of December 31, 2025, our off-balance sheet arrangements consisted of $93.4 million of unfunded commitments of mortgage loan receivables held for investment. 49% of these unfunded commitments require the occurrence of certain "good news" events, such as the owner concluding a lease agreement with a major tenant in the building or reaching some pre-determined net operating income. As of December 31, 2024, our off-balance sheet arrangements consisted of $34.6 million of unfunded commitments of mortgage loan receivables held for investment to provide additional first mortgage loan financing. Such commitments are subject to our borrowers' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. Commitments are subject to our loan borrowers' satisfaction of certain financial and nonfinancial covenants and may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring.

Interest Rate Environment

The nature of the Company's business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company's cost of borrowing directly impacts its net income. The Company's net interest income includes interest from both fixed and floating rate debt. The percentage of the Company's assets and liabilities bearing interest at fixed and floating rates may change over time, and asset composition may differ materially from debt composition. Refer to Item 7A "Quantitative and Qualitative Disclosures about Market Risk" for further disclosures surrounding the impact of rising or falling interest rate on our earnings.

Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments in certain circumstances that affect amounts reported as assets, liabilities, revenues and expenses. We have established detailed policies and control procedures intended to ensure that valuation methods, including any judgments made as part of such methods, are well controlled, reviewed and applied consistently from period to period. We base our estimates on historical corporate and industry experience and various other assumptions that we believe to be appropriate under the circumstances. The Company's critical accounting estimates are those which require assumptions to be made about matters that are highly uncertain. Different estimates could have a material effect on the Company's financial results. For all of these estimates, we caution that future events rarely develop exactly as forecasted and, therefore, routinely require adjustment.

During 2025, management reviewed and evaluated these critical accounting estimates and policies and believes they are appropriate. The following discussion describes critical accounting estimates that require more significant judgment by management. This summary should be read in conjunction with a more complete discussion of our significant accounting policies which are described in Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report.

Allowance for Loan Losses

The Company uses a current expected credit loss model ("CECL") for estimating the provision for loan losses on its loan portfolio. The CECL model requires the consideration of possible credit losses over the life of an instrument and includes a portfolio-based component and an asset-specific component. The Company engages a third-party service provider to provide market data and a credit loss model. The credit loss model is a forward-looking, econometric, commercial real estate ("CRE") loss forecasting tool. It is comprised of a probability of default ("PD") model and a loss given default ("LGD") model that, layered together with the Company's loan-level data, fair value of collateral, net operating income of collateral, selected forward-looking macroeconomic variables, and pool-level mean loss rates, produces life of loan expected losses ("EL") at the loan and portfolio level. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan-specific factors, a qualitative adjustment to the reserve is recorded. In addition, interest receivable on loans is not included in the Company's CECL calculations as the Company performs timely write offs of aged interest receivable. The Company has made a policy election to write off aged receivables through interest income as opposed to through the CECL provision on its statements of income.

Loans for which the borrower or sponsor is experiencing financial difficulty, and where repayment of the loan is expected substantially through the operation or sale of the underlying collateral, are considered collateral dependent loans. For collateral dependent loans, the Company may elect a practical expedient that allows the Company to measure expected losses based on the difference between the collateral's fair value and the amortized cost basis of the loan. When the repayment or satisfaction of the loan is dependent on a sale, rather than operations of the collateral, the fair value is adjusted for the estimated costs to sell the collateral. If foreclosure is probable, the Company is required to measure for expected losses using this methodology.

The Company generally will use the direct capitalization rate valuation methodology or the sales comparison approach to estimate the fair value of the collateral for loans and in certain cases will obtain external appraisals. Determining fair value of the collateral may take into account a number of assumptions including, but not limited to, cash flow projections, market capitalization rates, discount rates and data regarding recent comparable sales of similar properties. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

The Company's loans are typically collateralized by real estate directly or indirectly. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess: (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan at maturity; and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic submarket in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management and underwriting personnel, who utilize various data sources, including: (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers' business plan, and capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and other market data and ultimately presented to management for approval.

When a debtor is experiencing financial difficulties and a loan is modified, the effect of the modification will be included in the Company's assessment of the CECL allowance for loan losses. If the Company provides principal forgiveness, the amortized cost basis of the loan is written off against the allowance for loan losses. Generally, when modifying loans, the Company will seek to protect its position by requiring incremental pay downs, additional collateral or guarantees and, in some cases, lookback features or equity interests to offset concessions granted should conditions impacting the loan improve.

The Company designates a loan as a non-accrual loan generally when: (i) the principal or coupon interest components of loan payments become 90-days past due; or (ii) in the opinion of the Company, recovery of principal and coupon interest is doubtful. Interest income on non-accrual loans in which the Company reasonably expects a recovery of the loan's outstanding principal balance is recognized when received in cash. Otherwise, income recognition will be suspended and any cash received will be applied as a reduction to the amortized cost basis. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and future principal and coupon interest are reasonably assured to be received. A loan will be charged-off when management has determined principal and coupon interest is no longer realizable and deemed non-recoverable.

The CECL accounting estimate is subject to uncertainty as a result of changing macroeconomic market conditions, as well as the vintage and location of the underlying assets as disclosed in Note 3, Mortgage Loan Receivables, to our consolidated financial statements included elsewhere in this Annual Report. The provision for loan losses for the year ended December 31, 2025 and December 31, 2024 was $(0.2) million and $13.9 million, respectively.

The allowance for loan losses at December 31, 2025 and December 31, 2024 was $47.7 million and $52.8 million, respectively. The allowance includes $0.5 million of reserves for unfunded commitments at both December 31, 2025 and December 31, 2024. The estimate is sensitive to the assumptions used to represent future expected economic conditions.

Acquisition of Real Estate

We generally acquire real estate assets or land and development assets through purchases and may also acquire such assets through foreclosure or deed-in-lieu of foreclosure (collectively, "foreclosure") in full or partial satisfaction of defaulted loans. Purchased properties are classified as real estate, net or land and development, net on our consolidated balance sheets. When we intend to hold, operate or develop the property for a period of at least 12 months, the asset is classified as real estate, net, and if the asset meets the held-for-sale criteria, the asset is classified as real estate held for sale. Upon purchase, the properties are recorded at cost. Foreclosed assets classified as real estate and land and development are initially recorded at their estimated fair value and assets classified as held for sale are recorded at their estimated fair value less costs to sell. The excess of the carrying value of the loan over these amounts is charged-off against the reserve for loan losses. In both cases, upon acquisition, tangible and intangible assets and liabilities acquired are recorded at their relative fair values.

Identified Intangible Assets and Liabilities

We record intangible assets and liabilities acquired at their relative fair values, and determine whether such intangible assets and liabilities have finite or indefinite lives. As of December 31, 2025 and December 31, 2024, all such acquired intangible assets and liabilities have finite lives. We review finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If we determine the carrying value of an intangible asset is not recoverable, we will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangibles are recorded in impairment of assets in our consolidated statements of income.

Impairment or Disposal of Long-lived Assets

Real estate assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less costs to sell and are included in real estate held for sale on our consolidated balance sheets. The difference between the estimated fair value less costs to sell and the carrying value will be recorded as an impairment charge. Impairment for real estate assets are included in impairment of assets in our consolidated statements of operations. Once the asset is classified as held for sale, depreciation expense is no longer recorded.

We periodically review real estate to be held and used, and land and development assets for impairment in value, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The asset's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) is less than the carrying value. Such estimate of cash flows considers factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate and land and development assets are recorded in impairment of assets in our consolidated statements of operations.

There were no properties classified as held for sale as of December 31, 2025 or December 31, 2024. We did not record any impairments of real estate for the years ended December 31, 2025 or December 31, 2024.

Fair Value of Assets and Liabilities

The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial and nonfinancial assets and liabilities that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

Recently Adopted Accounting Pronouncements and Recent Accounting Pronouncements Pending Adoption

Our recently adopted accounting pronouncements and recent accounting pronouncements pending adoption are described in Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report.

Reconciliation of Non-GAAP Financial Measures

Distributable Earnings

The Company utilizes distributable earnings, a non-GAAP financial measure, as a supplemental measure of our operating performance. We believe distributable earnings assists investors in comparing our operating performance and our ability to pay dividends across reporting periods on a more relevant and consistent basis by excluding from GAAP measures certain non-cash expenses and unrealized results as well as eliminating timing differences related to conduit securitization gains or losses and changes in the values of assets and derivatives. In addition, we use distributable earnings: (i) to evaluate our earnings from operations because management believes that it may be a useful performance measure; and (ii) because our board of directors considers distributable earnings in determining the amount of quarterly dividends. In addition, we believe it is useful to present distributable earnings prior to charge-offs of allowance for credit losses to reflect our direct operating results and help existing and potential future holders of our Class A common stock assess the performance of our business excluding such charge-offs. Distributable earnings prior to charge-offs of allowance for credit losses is used as an additional performance metric to consider when declaring our dividends.

We define distributable earnings as income before taxes adjusted for: (i) net (income) loss attributable to noncontrolling interests in consolidated ventures; (ii) our share of real estate depreciation, amortization and gain adjustments and (earnings) loss from investments in unconsolidated ventures in excess of distributions received; (iii) the impact of derivative gains and losses related to hedging fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk as of the end of the specified accounting period; (iv) economic gains or losses on loan sales, certain of which may not be recognized under GAAP accounting in consolidation for which risk has substantially transferred during the period, as well as the exclusion of the related GAAP economics in subsequent periods; (v) unrealized gains or losses related to our investments in securities recorded at fair value in current period earnings; (vi) unrealized and realized provision for loan losses and real estate impairment; (vii) non-cash stock-based compensation; and (viii) certain non-recurring transactional items.
We exclude the effects of our share of real estate depreciation and amortization. Given GAAP gains and losses on sales of real estate include the effects of previously-recognized real estate depreciation and amortization, our adjustment eliminates the portion of the GAAP gain or loss that is derived from depreciation and amortization.

As discussed in Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report, our derivative instruments do not qualify for hedge accounting under GAAP and, therefore, any net payments under, or fluctuations in the fair value of derivatives are recognized currently in our income statement. The Company utilizes derivative instruments to hedge exposure to interest rate risk associated with fixed rate mortgage loans, fixed rate securities, and/or overall portfolio market risks. Distributable earnings excludes the GAAP results from derivative activity until the associated mortgage loan or security for which the derivative position is hedging is sold or paid off, or the hedge position for overall portfolio market risk is closed, at which point any gain or loss is recognized in distributable earnings in that period. For derivative activity associated with securities or mortgage loans held for investment, any hedging gain or loss is amortized over the expected life of the underlying asset for distributable earnings. We believe that adjusting for these specifically identified gains and losses associated with hedging positions adjusts for timing differences between when we recognize the gains or losses associated with our assets and the gains and losses associated with derivatives used to hedge such assets.

We originate conduit loans, which are first mortgage loans on stabilized, income producing commercial real estate properties that we intend to sell into third-party CMBS securitizations. Mortgage loans receivable held for sale are recorded at the lower of cost or market under GAAP. For purposes of distributable earnings, we exclude the impact of unrealized lower of cost or market adjustments on conduit loans held for sale and include the realized gains or losses in distributable earnings in the period when the loan is sold. Our conduit business includes mortgage loans made to third parties and may also include mortgage loans secured by real estate owned in our real estate segment. Such mortgage loans receivable secured by real estate owned in our real estate segment are eliminated in consolidation within our GAAP financial statements until the loans are sold in a third-party securitization. Upon the sale of a loan to a third-party securitization trust (for cash), the related mortgage note payable is recognized on our GAAP financial statements. For purposes of distributable earnings, we include adjustments for economic gains and losses related to the sale of these inter-segment loans for which risk has substantially transferred during the period and exclude the resultant GAAP recognition of amortization of any related premium/discount on such mortgage loans payable recognized in interest expense during the subsequent periods. This adjustment is reflected in distributable earnings when there is a true risk transfer on the mortgage loan sale and settlement. Conversely, if the economic risk was not substantially transferred, no adjustments to net income would be made relating to those transactions for distributable earnings purposes. Management believes recognizing these amounts for distributable earnings purposes in the period of transfer of economic risk is a useful supplemental measure of our performance.

As more fully discussed in Note 2, Significant Accounting Policies, to our consolidated financial statements included elsewhere in this Annual Report, we invest in certain securities that are recorded at fair value with changes in fair value recorded in current period earnings. For purposes of distributable earnings, we exclude the impact of unrealized gains and losses associated with these securities and include realized gains and losses in connection with any disposition of securities. Distributable earnings includes declines in fair value deemed to be an impairment for GAAP purposes if the decline is determined to be non-recoverable and the loss to be nearly certain to be eventually realized. In those cases, an impairment is included in distributable earnings for the period in which such determination was made.

We include adjustments for unrealized and realized provision for loan losses and real estate impairment. For purposes of distributable earnings, management recognizes loan and real estate losses as being realized generally in the period in which the asset is sold or the Company determines a decline in value to be non-recoverable and the loss to be nearly certain.

Set forth below is an unaudited reconciliation of income (loss) before taxes to distributable earnings (in thousands):

	Year Ended			
	December 31 2025		December 31 2024	
Income (loss) before taxes	$	67,188	$	110,895
Net (income) loss attributable to noncontrolling interests in consolidated ventures		487		808
Our share of real estate depreciation, amortization and real estate sale adjustments (1)		28,254		11,558
Adjustments for derivative results and loan sale activity (2)		(501)		2,005
Unrealized (gain) loss on securities		(749)		925
Adjustment for impairment		(157)		13,933
Non-cash stock-based compensation		20,329		18,829
Distributable earnings prior to charge-off of allowance for credit losses	$	114,851	$	158,953
Charge-off of allowance for credit losses (3)		(5,000)		(5,023)
Distributable earnings	$	109,851	$	153,930

(1) The following is an unaudited reconciliation of GAAP depreciation and amortization to our share of real estate depreciation, amortization and gain adjustments and (earnings) loss from investment in unconsolidated ventures in excess of distributions received ($ in thousands):

	Year Ended			
	December 31, 2025		December 31, 2024	
Total GAAP depreciation and amortization	$	31,995	$	32,327
Depreciation and amortization related to non-rental property fixed assets		(445)		(440)
Non-controlling interests in consolidated ventures' share of depreciation and amortization		(481)		(441)

Our share of operating lease income from above/below market lease intangible amortization	(1,294)	(1,700)
Our share of real estate depreciation and amortization	29,775	29,746
Adjustments for accumulated depreciation and amortization on real estate sold (a)	(2,936)	(18,267)
Adjustment for (earnings) loss from investments in unconsolidated ventures in excess of distributions received	1,415	79
Our share of real estate depreciation, amortization and real estate sale adjustments	**$ 28,254**	**$ 11,558**

(a) GAAP gains/losses on sales of real estate include the effects of previously-recognized real estate depreciation and amortization. For purposes of distributable earnings, our share of real estate depreciation and amortization is eliminated and, accordingly, the resultant gains/losses also must be adjusted. The following is an unaudited reconciliation of the related consolidated GAAP amounts to the amounts reflected in distributable earnings ($ in thousands):

	Year Ended	
	December 31, 2025	**December 31, 2024**
GAAP realized gain/loss on sale of real estate, net	$ 3,807	$ 25,277
Adjusted (gain)/loss on sale of real estate for purposes of distributable earnings	(871)	(7,010)
Accumulated depreciation and amortization on real estate sold	**$ 2,936**	**$ 18,267**

(2) The following is an unaudited reconciliation of GAAP net results from derivative transactions to our adjustments for derivative results and loan sale activity within distributable earnings ($ in thousands):

	Year Ended	
	December 31, 2025	**December 31, 2024**
GAAP net results from derivative transactions	$ (1,835)	$ (5,420)
Realized results of loan sales, net (a)	1,504	2,856
Unrealized lower of cost or market adjustments related to loans held for sale	(1,088)	(30)
Amortization of (premium)/discount on mortgage loan financing included in interest expense	(652)	(767)
Recognized derivative results	1,570	5,366
Adjustments for derivative results and loan sale activity	**$ (501)**	**$ 2,005**

(a) Represents the net hedge related gain on conduit sales for the twelve months ended December 31, 2025. Includes realized gains from sales of conduit mortgage loans collateralized by net lease properties in our real estate segment of $2.7 million and net hedge related gain on such mortgage loan sales of $0.2 million, for the twelve months ended December 31, 2024.

(3) During the twelve months ended December 31, 2025, the Company recorded a release of loan loss reserves of $0.2 million and determined a portion of the allowance for loan loss to be non-recoverable and charged-off $5.0 million. During the twelve months ended December 31, 2024, the Company recorded a provision for loan loss of $13.9 million and determined a portion of the allowance for loan loss to be non-recoverable and charged-off $5.0 million.

Distributable earnings has limitations as an analytical tool. Some of these limitations are:

- Distributable earnings does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations and is not necessarily indicative of cash necessary to fund cash needs; and
- Other companies in our industry may calculate distributable earnings differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, distributable earnings should not be considered in isolation or as a substitute for net income (loss) attributable to shareholders or any other performance measures calculated in accordance with GAAP. Our non-GAAP financial measures should not be considered an alternative to cash flows from operations as a measure of our liquidity.

In addition, distributable earnings should not be considered to be the equivalent to REIT taxable income calculated to determine the minimum amount of dividends the Company is required to distribute to shareholders to maintain REIT status. In order for the Company to maintain its qualification as a REIT under the Internal Revenue Code of 1986, as amended, we must annually distribute at least 90% of our REIT taxable income. The Company has declared, and intends to continue declaring, regular quarterly distributions to its shareholders in an amount approximating the REIT's net taxable income.

In the future, we may incur gains and losses that are the same as or similar to some of the adjustments in this presentation. Our presentation of distributable earnings should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

For a discussion of current market conditions, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rate Risk

The nature of the Company's business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company's cost of borrowing directly impacts its net income. The Company's net interest income includes interest from both fixed and floating rate debt. The percentage of the Company's assets and liabilities bearing interest at fixed and floating rates may change over time, and asset composition may differ materially from debt composition. Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets the Company acquires. The Company faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments. The Company mitigates interest rate risk through utilization of hedging instruments, primarily interest rate futures agreements. Interest rate futures agreements are utilized to hedge against future interest rate increases on the Company's borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. The Company generally seeks to hedge assets that have a duration longer than five years, including newly originated conduit first mortgage loans, most of its U.S. Agency securities, and other securities if long enough in duration.

The following table summarizes the change in net income for a 12-month period commencing December 31, 2025 and the change in fair value of our investments and indebtedness assuming an increase or decrease of 100 basis points in the relevant benchmark interest rates on December 31, 2025, both adjusted for the effects of our interest rate hedging activities ($ in thousands):

	Projected change in net income(1)		Projected change in portfolio value
Change in interest rate:			
Decrease by 1.00%	$	(25,737)	$ 3,990
Increase by 1.00%		32,124	(3,895)

(1)   Subject to limits for floors on our floating rate investments and indebtedness.

Market Risk

As market volatility increases or liquidity decreases, the market value of the Company's assets may be adversely impacted.

The Company's securities investments are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income. The change in estimated fair value of Agency interest-only securities is recorded in current period earnings. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase.

The Company's fixed rate mortgage loan portfolio is subject to the same risks. However, to the extent those loans are classified as held for sale, they are reflected at the lower of cost or market. Otherwise, held for investment mortgage loans are reflected at values equal to the unpaid principal balances net of certain fees, costs and loan loss allowances.

Concentrations of market risk may exist with respect to the Company's investments. Market risk is a potential loss the Company may incur as a result of change in the fair values of its investments. The Company may also be subject to risk associated with concentrations of investments in geographic regions and industries.

Liquidity Risk

Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which the Company invests and may at the same time lead to a significant contraction in short-term and long-term debt and equity funding sources. A decline in liquidity of real estate and real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell the Company's investments or determine their fair values. As a result, the Company may be unable to sell its investments, or only be able to sell its investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that the Company's borrowing arrangements or other arrangements for obtaining leverage will continue to be available or, if available, will be available on terms and conditions acceptable to the Company. In addition, a decline in market value of the Company's assets may have particular adverse consequences in instances where it borrowed money based on the fair value of its assets. A decrease in the market value of the Company's assets may result in the lender requiring it to post additional collateral or otherwise sell assets at a time when it may not be in the Company's best interest to do so.

Credit Risk

The Company is subject to varying degrees of credit risk in connection with its investments. The Company seeks to manage credit risk by performing deep credit fundamental analyses of potential assets and through ongoing asset management. The Company's investment guidelines do not limit the amount of its equity that may be invested in any type of its assets; however, investments greater than a certain size are subject to approval by the Risk and Underwriting Committee of the board of directors.

Our portfolio's low weighted average loan-to-value, based on the loan balances and the "as-is" third-party Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") appraised values at origination, of 68.7% as of December 31, 2025 reflects significant equity value that our sponsors are motivated to protect through periods of cyclical disruption. While we believe the principal amounts of our loans are generally adequately protected by underlying collateral value, there is a risk that we will not realize the entire principal value of certain investments.

Credit Spread Risk

Credit spread risk is the risk that interest rate spreads between two different financial instruments will change. In general, fixed-rate commercial mortgages and CMBS are priced based on a spread to Treasury or interest rate swaps. The Company generally benefits if credit spreads narrow during the time that it holds a portfolio of mortgage loans or CMBS investments, and the Company may experience losses if credit spreads widen during the time that it holds a portfolio of mortgage loans or CMBS investments. The Company actively monitors its exposure to changes in credit spreads and the Company may enter into credit total return swaps or take positions in other credit-related derivative instruments to moderate its exposure against losses associated with a widening of credit spreads.

Risks Related to Real Estate

Real estate and real estate-related assets, including loans and commercial real estate-related securities, are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns, economic downturns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; environmental conditions; competition from comparable property types or properties; changes in tenant mix or performance and retroactive changes to building or similar codes and rent regulations. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause the Company to suffer losses.

Covenant Risk

In the normal course of business, the Company enters into loan and securities repurchase agreements and credit facilities with certain lenders to finance its real estate investment transactions. These agreements contain, among other conditions, events of default and various covenants and representations. If such events are not cured by the Company or waived by the lenders, the lenders may decide to curtail or limit extension of credit, and the Company may be forced to repay its advances or loans. In addition, the Company's Notes are subject to covenants, including maintenance of unencumbered assets and limitations on the incurrence of additional debt. The Company's failure to comply with these covenants could result in an event of default, which could result in the Company being required to repay these borrowings before their due date.

The Company was in compliance in all material respects with the covenants under the Company's financing arrangements as described in this Annual Report as of December 31, 2025.

Diversification Risk

The Company's investments include mortgage loan receivables collateralized by commercial real estate, owned real estate and real estate backed securities. The Company's mortgage loan investments are primarily middle market focused, spread across geographically diverse regions within the United States, and granular in nature with an average loan balance of approximately $25 million to $30 million. The primary assets of the Company are therefore concentrated in the commercial real estate sector, and accordingly, the investment portfolio of the Company may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industry sectors. Furthermore, even within the commercial real estate sector, the investment portfolio may be relatively concentrated in terms of geography and type of real estate investment. This lack of diversification may subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Regulatory Risk

Effective as of July 16, 2021, LCAM is a registered investment adviser under the Investment Advisors Act of 1940, as amended. During the year, LCAM provided investment advisory services solely to Ladder-sponsored collateralized loan obligation trusts ("CLO Trusts"). As of June 30, 2025, LCAM redeemed both CLO Trusts. As a result of these redemptions, LCAM no longer has any advisory clients or regulatory assets under management.

LCAM is eligible to retain its SEC registration status until June 30, 2026, while it assesses future investment advisory services.

A registered investment adviser is subject to U.S. federal and state laws and regulations primarily intended to benefit its clients. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, custody arrangements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, disgorgement, the revocation of registrations, and other censures and fines.

We may become subject to additional regulatory and compliance burdens if our investment adviser subsidiary expands its product offerings and investment platform.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements of Ladder Capital Corp and the notes related to the foregoing consolidated financial statements are included in this Item.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ladder Capital Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ladder Capital Corp (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 9, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

Description of the Matter

As of December 31, 2025, the Company's mortgage loan receivables held for investment and the associated allowance for credit losses totaled $2.2 billion and $47.1 million, respectively. As disclosed in Note 2 to the consolidated financial statements, the allowance for credit losses reflects the Company's estimate of current expected credit losses ("CECL") on the mortgage loan receivables held for investment, including unfunded loan commitments, over the life of the loans. The allowance for credit losses on mortgage loan receivables held for investment includes a portfolio-based and an asset-specific component. The Company uses a third-party probability of default and loss given default model (CECL model) that considers the likelihood of default and loss given default for each individual loan using loan-level data, fair value of the collateral, net operating income of the collateral, selected forward-looking macroeconomic variables and pool-level mean loss rates to produce life of loan expected losses at the loan and portfolio level. A qualitative adjustment to the reserve is recorded when management determines that the credit loss model does not fully capture certain external factors, including portfolio trends or loan-specific factors. Additionally, for collateral dependent loans, the Company may measure the expected losses based on the difference between the collateral's fair value and the amortized cost basis of the loan. When the repayment or satisfaction of the loan is dependent on a sale, rather than operations of the collateral, the fair value is adjusted for the estimated costs to sell the collateral. To estimate the fair value of the collateral, the Company uses the direct capitalization rate valuation methodology or the sales comparison approach.

Auditing the allowance for credit losses on mortgage loan receivables held for investment is highly subjective due to the complexity of the CECL model and the judgmental nature of certain macroeconomic variables used in the determination of management's credit loss estimate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to estimate the allowance for credit losses on its mortgage loan receivables held for investment, including management's evaluation of the appropriateness of the CECL model, review of the macroeconomic variables, and the completeness and accuracy of key inputs used in the CECL model.

To test the allowance for credit losses, we performed audit procedures that included, among others, evaluating the methodology and the macroeconomic variables and testing the completeness and accuracy of the key inputs used. With the assistance of our internal specialists, we evaluated the appropriateness of the probability of default and loss given default methodology used to estimate the allowance and assessed the underlying macroeconomic variables used in the model. We reviewed the sensitivity analyses prepared by management and compared management's key inputs to relevant external sources.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2022.
New York, New York
February 9, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ladder Capital Corp

Opinion on Internal Control Over Financial Reporting

We have audited Ladder Capital Corp's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ladder Capital Corp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 9, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
February 9, 2026

Ladder Capital Corp
Consolidated Balance Sheets
(Dollars in Thousands)

	December 31, 2025	December 31, 2024(1)
Assets		
Cash and cash equivalents	$ 37,953	$ 1,323,481
Restricted cash	14,888	12,608
Mortgage loan receivables held for investment, net, at amortized cost:		
Mortgage loans receivable	2,217,375	1,591,322
Allowance for credit losses	(47,137)	(52,323)
Mortgage loan receivables held for sale	27,986	26,898
Securities	2,088,285	1,080,839
Real estate and related lease intangibles, net	703,537	670,803
Investments in and advances to unconsolidated ventures	44,468	19,923
Derivative instruments	264	437
Accrued interest receivable	15,890	12,936
Other assets	49,041	158,149
Total assets	**$ 5,152,550**	**$ 4,845,073**
Liabilities and Equity		
Liabilities		
Debt obligations, net	$ 3,510,402	$ 3,135,617
Dividends payable	31,819	31,838
Accrued expenses	76,448	74,824
Other liabilities	52,524	69,855
Total liabilities	**3,671,193**	**3,312,134**
Commitments and contingencies (refer to Note 16)	—	—
Equity		
Class A common stock, par value $0.001 per share, 600,000,000 shares authorized; 130,790,591 and 129,883,019 shares issued and 127,233,559 and 127,106,481 shares outstanding as of December 31, 2025 and December 31, 2024, respectively.	127	127
Additional paid-in capital	1,787,074	1,777,118
Treasury stock, 3,557,032 and 2,776,538 shares, at cost	(39,056)	(30,475)
Retained earnings (dividends in excess of earnings)	(260,084)	(206,874)
Accumulated other comprehensive income (loss)	(4,135)	(4,866)
Total shareholders' equity	**1,483,926**	**1,535,030**
Noncontrolling interests in consolidated ventures	(2,569)	(2,091)
Total equity	**1,481,357**	**1,532,939**
Total liabilities and equity	**$ 5,152,550**	**$ 4,845,073**

(1) Includes amounts relating to consolidated variable interest entities. Refer to Note 2 and Note 6.

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Income
(Dollars in Thousands, Except Per Share Data)

		Year Ended December 31,			
		2025		**2024**	**2023**
Net interest income					
Interest income	$	266,894	$	358,625	407,284
Interest expense		174,917		221,537	245,097
Net interest income (expense)		**91,977**		**137,088**	**162,187**
Provision for (release of) loan loss reserves, net		(157)		13,933	25,096
Net interest income (expense) after provision for (release of) loan loss reserves		**92,134**		**123,155**	**137,091**
Other income (loss)					
Real estate operating income		99,308		98,681	96,950
Net result from mortgage loan receivables held for sale		4,716		30	(523)
Gain (loss) on real estate, net		3,807		25,277	8,808
Fee and other income		14,995		18,700	8,931
Net result from derivative transactions		1,835		5,420	1,481
Earnings (loss) from investment in unconsolidated ventures		(1,415)		(79)	758
Gain on extinguishment of debt		151		188	10,718
Total other income (loss)		**123,397**		**148,217**	**127,123**
Costs and expenses					
Compensation and employee benefits		52,735		60,671	63,618
Operating expenses		19,426		19,193	19,503
Real estate operating expenses		40,475		40,568	37,587
Investment related expenses		3,712		7,718	8,847
Depreciation and amortization		31,995		32,327	29,914
Total costs and expenses		**148,343**		**160,477**	**159,469**
Income (loss) before taxes		**67,188**		**110,895**	**104,745**
Income tax expense (benefit)		3,493		3,448	4,244
Net income (loss)		**63,695**		**107,447**	**100,501**
Net (income) loss attributable to noncontrolling interests in consolidated ventures		487		808	624
Net income (loss) attributable to Class A common shareholders	$	**64,182**	$	**108,255**	$ **101,125**
Earnings per share:					
Basic	$	0.51	$	0.86	$ 0.81
Diluted	$	0.51	$	0.86	$ 0.81
Weighted average shares outstanding:					
Basic		125,483,693		125,576,784	124,667,877
Diluted		126,194,691		125,785,295	124,882,398

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Comprehensive Income
(Dollars in Thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ 63,695	$ 107,447	$ 100,501
Other comprehensive income (loss)			
Gain (loss) on available for sale securities, net of tax:			
Unrealized gain (loss) on securities, available for sale	3,085	9,107	6,875
Reclassification adjustment for (gain) loss included in net income (loss)	(2,354)	(120)	281
Total other comprehensive income (loss)	731	8,987	7,156
Comprehensive income (loss)	64,426	116,434	107,657
Comprehensive (income) loss attributable to noncontrolling interest in consolidated ventures	487	808	624
Comprehensive income (loss) attributable to Class A common shareholders	$ 64,913	$ 117,242	$ 108,281

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

Shareholders' Equity

	Class A Common Stock		Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests Consolidated Ventures	Total Equity
	Shares	Par						
Balance, December 31, 2024	127,106	$ 127	$ 1,777,118	$ (30,475)	$ (206,874)	$ (4,866)	$ (2,091)	$ 1,532,939
Contributions	—	—	—	—	—	—	40	40
Distributions	—	—	—	—	—	—	(31)	(31)
Amortization of equity based compensation	—	—	20,329	—	—	—	—	20,329
Grants of restricted stock	1,852	2	(10,373)	10,373	—	—	—	2
Purchase of treasury stock	(965)	(1)	—	(10,238)	—	—	—	(10,239)
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	(759)	(1)	—	(8,716)	—	—	—	(8,717)
Dividends declared	—	—	—	—	(117,392)	—	—	(117,392)
Net income (loss)	—	—	—	—	64,182	—	(487)	63,695
Other comprehensive income (loss)	—	—	—	—	—	731	—	731
Balance, December 31, 2025	127,234	$ 127	$ 1,787,074	$ (39,056)	$ (260,084)	$ (4,135)	$ (2,569)	$ 1,481,357

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

Shareholders' Equity

	Class A Common Stock		Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests Consolidated Ventures	Total Equity
	Shares	Par						
Balance, December 31, 2023	126,912	$ 127	$ 1,756,750	$ (12,001)	$ (197,875)	$ (13,853)	$ (950)	$ 1,532,198
Distributions	—	—	—	—	—	—	(333)	(333)
Amortization of equity based compensation	—	—	18,829	—	—	—	—	18,829
Grants of restricted stock	1,856	2	—	—	—	—	—	2
Purchase of treasury stock	(711)	(1)	—	(8,042)	—	—	—	(8,043)
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	(812)	(1)	—	(8,893)	—	—	—	(8,894)
Forfeitures	(139)	—	1,539	(1,539)	—	—	—	—
Dividends declared	—	—	—	—	(117,254)	—	—	(117,254)
Net income (loss)	—	—	—	—	108,255	—	(808)	107,447
Other comprehensive income (loss)	—	—	—	—	—	8,987	—	8,987
Balance, December 31, 2024	127,106	$ 127	$ 1,777,118	$ (30,475)	$ (206,874)	$ (4,866)	$ (2,091)	$ 1,532,939

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

Shareholders' Equity

	Class A Common Stock		Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests Consolidated Ventures	Total Equity
	Shares	Par						
Balance, December 31, 2022	**126,502**	**$ 127**	**$ 1,826,833**	**$ (95,600)**	**$ (177,005)**	**$ (21,009)**	**$ 215**	**$ 1,533,561**
Contributions	—	—	—	—	—	—	(541)	(541)
Amortization of equity based compensation	—	—	18,577	—	—	—	—	18,577
Purchase of treasury stock	(269)	—	—	(2,481)	—	—	—	(2,481)
Re-issuance of treasury stock	1,417	1	(15,528)	15,527	—	—	—	—
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	(689)	(1)	—	(7,861)	—	—	—	(7,862)
Forfeitures	(49)	—	510	(510)	—	—	—	—
Dividends declared	—	—	—	—	(116,713)	—	—	(116,713)
Net income (loss)	—	—	—	—	101,125	—	(624)	100,501
Other comprehensive income (loss)	—	—	—	—	—	7,156	—	7,156
Treasury stock cost basis reclassification (refer to Note 2)	—	—	(73,642)	78,924	(5,282)	—	—	—
Balance, December 31, 2023	**126,912**	**$ 127**	**$ 1,756,750**	**$ (12,001)**	**$ (197,875)**	**$ (13,853)**	**$ (950)**	**$ 1,532,198**

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 63,695	$ 107,447	$ 100,501
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Gain) loss on extinguishment of debt	(151)	(188)	(10,718)
Depreciation and amortization	31,995	32,327	29,914
Unrealized (gain) loss on derivative instruments	200	1,860	390
Unrealized (gain) loss on securities	(749)	925	(25)
Provision for (release of) loan loss reserves, net	(157)	13,933	25,096
Amortization of equity based compensation	20,329	18,829	18,577
Amortization of deferred financing costs included in interest expense	9,636	10,560	12,428
Amortization of (premium)/discount on mortgage loan financing included in interest expense	(652)	(767)	(604)
Amortization of above- and below-market lease intangibles	(1,294)	(1,700)	(1,797)
(Accretion)/amortization of discount, premium and other fees on mortgage loans receivable	(10,183)	(14,619)	(19,046)
(Accretion)/amortization of discount and premium on securities	(1,006)	(1,097)	(1,352)
Net result from mortgage loan receivables held for sale	(4,716)	(30)	523
Realized (gain) loss on securities	(3,812)	(172)	276
(Gain) loss on real estate, net	(3,807)	(25,277)	(8,808)
Realized (gain) loss on sale of derivative instruments	—	(298)	291
(Earnings) loss from investments in unconsolidated ventures in excess of distributions received	1,415	79	(658)
Origination of mortgage loan receivables held for sale	(63,360)	—	—
Repayment of mortgage loan receivables held for sale	140	—	—
Proceeds from sales of mortgage loan receivables held for sale	66,847	—	—
Change in deferred tax liability	2,025	1,684	1,182
Changes in operating assets and liabilities:			
Accrued interest receivable	(2,955)	11,297	706
Other assets	(3,131)	(608)	9,081
Accrued expenses and other liabilities	(13,290)	(20,264)	24,647
Net cash provided by (used in) operating activities	**87,019**	**133,921**	**180,604**
Cash flows from investing activities:			
Origination and funding of mortgage loan receivables held for investment	(1,294,976)	(195,232)	(68,415)
Repayment of mortgage loan receivables held for investment	710,985	1,626,554	738,464
Purchases of securities	(1,949,687)	(898,042)	(143,953)
Repayment of securities	534,025	276,641	232,124
Basis recovery of interest-only securities	1,870	3,357	4,116
Proceeds from sales of securities	411,824	32,190	17,838
Capital improvements of real estate	(8,342)	(6,497)	(4,374)
Proceeds from sale of real estate	13,079	102,285	13,391
Capital contributions and advances to investment in unconsolidated joint ventures	(25,961)	(13,125)	—
Proceeds from FHLB stock	—	5,175	4,410
Purchase of derivative instruments	(76)	(1,119)	(223)
Sale of derivative instruments	—	574	125
Net cash provided by (used in) investing activities	**(1,607,259)**	**932,761**	**793,503**

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from financing activities:			
Deferred financing costs paid	(11,965)	(18,321)	(3,378)
Proceeds from borrowings under debt obligations	4,572,455	667,974	921,008
Repayment and repurchase of borrowings under debt obligations	(4,195,577)	(1,312,770)	(1,348,093)
Cash dividends paid to Class A common shareholders	(117,413)	(117,710)	(116,419)
Capital contributed by noncontrolling interests in consolidated ventures	40	—	—
Capital distributed to noncontrolling interests in consolidated ventures	(31)	(333)	(541)
Payment of liability assumed in exchange for shares for the minimum withholding taxes on vesting restricted stock	(8,717)	(8,894)	(7,862)
Repurchase of treasury stock	(11,750)	(6,532)	(2,481)
Net cash provided by (used in) financing activities	**227,042**	**(796,586)**	**(557,766)**
Net increase (decrease) in cash, cash equivalents and restricted cash	**(1,293,198)**	**270,096**	**416,341**
Cash, cash equivalents and restricted cash at beginning of period	1,346,039	1,075,943	659,602
Cash, cash equivalents and restricted cash at end of period	**$ 52,841**	**$ 1,346,039**	**$ 1,075,943**
Supplemental information:			
Cash paid (received) for income taxes (1)	$ 3,521	$ 1,864	$ (2,402)
Cash paid for interest, net of amounts capitalized	157,503	199,426	233,637
Non-cash investing and financing activities:			
Securities purchased, not settled	$ —	$ 15	—
Repurchase of treasury stock, not settled	—	1,511	—
Repayments in transit of securities (other assets)	628	—	—
Repayment in transit of mortgage loans receivable held for investment (other assets)	—	101,956	7,867
Non-cash disposition of loans via foreclosure	(65,078)	(52,975)	(91,408)
Real estate and real estate held for sale acquired in settlement of mortgage loans receivable held for investment, net	65,078	48,796	87,526
Net settlement of sale of real estate, subject to debt - real estate	—	—	(31,292)
Net settlement of sale of real estate, subject to debt - debt obligations	—	—	31,292
Dividends declared, not paid	31,819	31,838	32,294

(1) For the year ended 2025, the Company made net payments of $2.4 million for federal income taxes and $1.1 million for state and local income taxes. Of this amount, $0.7 million was paid to Illinois and $0.4 million was paid to other state and local jurisdictions.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows ($ in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents	$ 37,953	$ 1,323,481	$ 1,015,678
Restricted cash	14,888	12,608	15,450
Short-term unsettled U.S. Treasury securities classified in other assets on the consolidated balance sheet	—	9,950	44,815
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	**$ 52,841**	**$ 1,346,039**	**$ 1,075,943**

Refer to the accompanying notes to consolidated financial statements.

1. ORGANIZATION AND OPERATIONS

Ladder Capital Corp ("Ladder," "Ladder Capital," and the "Company") is an investment grade-rated, internally-managed U.S. real estate investment trust ("REIT") that is a leader in commercial real estate finance. The Company originates and invests in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. The Company's investment activities include: (i) the Company's primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. Ladder Capital Corp, as the general partner of Ladder Capital Finance Holdings LLLP ("LCFH"), operates the Ladder Capital business through LCFH and its subsidiaries. As of December 31, 2025, Ladder Capital Corp has a 100% economic interest in LCFH and controls the management of LCFH as a result of its ability to appoint its board members. Accordingly, Ladder Capital Corp consolidates the financial results of LCFH and its subsidiaries. In addition, Ladder Capital Corp, through certain subsidiaries, which are treated as taxable REIT subsidiaries (each a "TRS"), is indirectly subject to U.S. federal, state and local income taxes. Other than such indirect U.S. federal, state and local income taxes, there are no material differences between Ladder Capital Corp's consolidated financial statements and LCFH's consolidated financial statements.

Ladder Capital Corp was formed as a Delaware corporation on May 21, 2013. The Company conducted its initial public offering ("IPO") which closed on February 11, 2014. The Company used the net proceeds from the IPO to purchase newly-issued limited partnership units ("LP Units") from LCFH. In connection with the IPO, Ladder Capital Corp also became a holding corporation and the general partner of, and obtained a controlling interest in, LCFH. Ladder Capital Corp's only business is to act as the general partner of LCFH, and, as such, Ladder Capital Corp indirectly operates and controls all of the business and affairs of LCFH and its subsidiaries. The IPO transactions described herein are referred to as the "IPO Transactions."

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The consolidated financial statements include the Company's accounts and those of its subsidiaries that are majority-owned and/or controlled by the Company and variable interest entities for which the Company has determined itself to be the primary beneficiary, if any. All significant intercompany transactions and balances have been eliminated.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810 — Consolidation ("ASC 810"), provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The Company consolidates VIEs in which it is considered to be the primary beneficiary. The primary beneficiary is the entity that has both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. Refer to Note 6, Debt Obligations, Net, for further information.

The Company has investments in three unconsolidated ventures, which were determined to be VIEs. The Company determined that it was not the primary beneficiary of these VIEs because the Company does not have power over these entities and therefore does not have controlling financial interests in these VIEs. The Company's ownership percentage ranges from 13% to 25%. These investments are recorded on the consolidated balance sheets within investments in and advances to unconsolidated ventures. The Company's maximum exposure to loss is limited to its investments in these VIEs. The Company has not provided financial support to these unconsolidated VIEs that it was not previously contractually required to provide.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of resulting changes are reflected in the consolidated financial statements in the period the changes are deemed to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to the following:

- valuation of real estate securities;
- valuation of mortgage loan receivables held for sale;
- valuation of real estate;
- allocation of purchase price for acquired real estate, including real estate acquired via foreclosure;
- impairment, and useful lives, of real estate;
- useful lives of intangible assets;
- valuation of derivative instruments;
- valuation of deferred tax asset (liability);
- determination of effective yield for recognition of interest income;
- adequacy of current expected credit losses ("CECL") including the valuation of underlying collateral for collateral-dependent loans;
- determination of impairment of real estate securities and investments in and advances to unconsolidated ventures;
- certain estimates and assumptions used in the accrual of incentive compensation and calculation of the fair value of equity compensation issued to employees; and
- determination of the effective tax rate for income tax provision.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less, at the time of acquisition, to be cash equivalents. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 per account as of December 31, 2025 and December 31, 2024. At December 31, 2025 and December 31, 2024, and at various times during the years, the balances exceeded the insured limits.

Restricted Cash

Restricted cash primarily consists of deposits related to real estate, which include tenant security deposits. Restricted cash also includes accounts the Company maintains with brokers to facilitate financial derivative and repurchase agreement transactions in support of its loan and securities investments and risk management activities. Based on the value of the positions in these accounts and the associated margin requirements, the Company may be required to deposit additional cash into these broker accounts. The cash collateral held by broker is considered restricted cash.

Mortgage Loan Receivables Held for Investment

Loans for which the Company has the intention and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for credit losses. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments. Upon the decision to market such loans, the Company will evaluate if the loan meets held for sale criteria and then will transfer the loan from mortgage loan receivables held for investment to mortgage loan receivables held for sale at the lower of carrying value or fair value on the consolidated balance sheets.

Allowance for Loan Losses

The Company uses a current expected credit loss model for estimating the provision for loan losses on its loan portfolio. The CECL model requires the consideration of possible credit losses over the life of an instrument and includes a portfolio-based component and an asset-specific component. The Company engages a third-party service provider to provide market data and a credit loss model. The credit loss model is a forward-looking, econometric, commercial real estate ("CRE") loss forecasting tool. It is comprised of a probability of default ("PD") model and a loss given default ("LGD") model that, layered together with the Company's loan-level data, fair value of collateral, net operating income of collateral, selected forward-looking macroeconomic variables, and pool-level mean loss rates, produces life of loan expected losses ("EL") at the loan and portfolio level. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan-specific factors, a qualitative adjustment to the reserve is recorded. In addition, interest receivable on loans is not included in the Company's CECL calculations as the Company performs timely write offs of aged interest receivable. The Company has made a policy election to write off aged receivables through interest income as opposed to through the CECL provision on its statements of income.

Loans for which the borrower or sponsor is experiencing financial difficulty, and where repayment of the loan is expected substantially through the operation or sale of the underlying collateral, are considered collateral dependent loans. For collateral dependent loans, the Company may elect a practical expedient that allows the Company to measure expected losses based on the difference between the collateral's fair value and the amortized cost basis of the loan. When the repayment or satisfaction of the loan is dependent on a sale, rather than operations of the collateral, the fair value is adjusted for the estimated costs to sell the collateral. If foreclosure is probable, the Company is required to measure for expected losses using this methodology.

The Company generally will use the direct capitalization rate valuation methodology or the sales comparison approach to estimate the fair value of the collateral for loans and in certain cases will obtain external appraisals. Determining fair value of the collateral may take into account a number of assumptions including, but not limited to, cash flow projections, market capitalization rates, discount rates and data regarding recent comparable sales of similar properties. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

The Company's loans are typically collateralized by real estate directly or indirectly. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess: (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan at maturity; and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic submarket in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management and underwriting personnel, who utilize various data sources, including: (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers' business plan, and capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and other market data and ultimately presented to management for approval.

When a debtor is experiencing financial difficulties and a loan is modified, the effect of the modification will be included in the Company's assessment of the CECL allowance for loan losses. If the Company provides principal forgiveness, the amortized cost basis of the loan is written off against the allowance for loan losses. Generally, when modifying loans, the Company will seek to protect its position by requiring incremental pay downs, additional collateral or guarantees and, in some cases, lookback features or equity interests to offset concessions granted should conditions impacting the loan improve.

The Company designates a loan as a non-accrual loan generally when: (i) the principal or coupon interest components of loan payments become 90-days past due; or (ii) in the opinion of the Company, recovery of principal and coupon interest is doubtful. Interest income on non-accrual loans in which the Company reasonably expects a recovery of the loan's outstanding principal balance is recognized when received in cash. Otherwise, income recognition will be suspended and any cash received will be applied as a reduction to the amortized cost basis. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and future principal and coupon interest are reasonably assured to be received. A loan will be charged-off when management has determined principal and coupon interest is no longer realizable and deemed non-recoverable.

Mortgage Loan Receivables Held for Sale

Mortgage loan receivables held for sale are first mortgage loans that are secured by cash-flowing commercial real estate and are available for sale to securitizations. Mortgage loan receivables held for sale are recorded at lower of cost or market value on an individual basis.

Securities

The Company classifies its securities investments on the date of acquisition of the investment.

Securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in shareholders' equity.

Government National Mortgage Association ("GNMA") interest-only and Federal Home Loan Mortgage Corp ("FHLMC") interest-only securities (collectively, "Agency interest-only securities") and equity securities, are carried at estimated fair value with changes in fair value recognized in earnings in the consolidated statements of income.

As more fully described in Note 4, Securities, certain securities that were purchased from the LCCM LC-26 securitization trust are designated as risk retention securities under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended ("Dodd-Frank Act") which are subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

The Company's Agency interest-only securities are considered to be hybrid financial instruments that contain embedded derivatives. As a result, the Company accounts for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in earnings in the consolidated statements of income.

The Company's recognition of interest income from its Agency interest-only and all other securities, including effective interest from amortization of premiums, follows the Company's Revenue Recognition policy, as disclosed within this Note for recognizing interest income on its securities. The interest income recognized from the Company's Agency interest-only securities is recorded in interest income on the consolidated statements of income.

The Company uses the specific identification method when determining the cost of securities sold and the amount of gain (loss) on securities recognized in earnings. Unrealized losses on securities are evaluated by management to determine if the decline in fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors, any impairment that is not credit-related is recognized in other comprehensive income, whereas any credit-related loss is recognized currently in earnings in the consolidated statements of income.

When the estimated fair value of an available-for-sale security is less than amortized cost, the Company will consider whether there is an impairment in the value of the security. An impairment will be considered based on consideration of several factors, including: (i) if the Company intends to sell the security; (ii) if it is more likely than not that the Company will be required to sell the security before recovering its cost; or (iii) the Company does not expect to recover the security's cost basis (i.e., a credit loss exists). A credit loss will have occurred if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis. If the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the cost basis of the security will be written down to fair value, and the related impairment will be recognized currently in earnings. If a credit loss exists, but the Company does not intend to, nor is it more likely than not that it will be required to sell before recovery, the impairment will be separated into: (i) the estimated amount relating to the credit loss; and (ii) the amount relating to all other factors. The amount of the impairment relating to credit losses will be recognized as an allowance for credit losses, which is a contra-asset and a reduction in earnings, with the remainder of the loss recognized in other comprehensive income.

Estimating cash flows and determining whether there is impairment requires management to exercise judgment and make significant assumptions, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses, and the timing of income recognized on these securities, could differ from reported amounts.

For cash flow statement purposes, receipts of interest from interest-only real estate securities are bifurcated between amortization of premium/ (accretion) of discount and other fees on securities as part of cash flows from operations and basis recovery of Agency interest only securities as part of cash flows from investing activities.

The Company utilizes an internal model as its primary pricing source to develop its prices for its commercial mortgage-backed securities, including CRE CLOs ("CMBS") and other commercial real estate securities, including those guaranteed by a U.S. governmental agency or by a government sponsored entity (together, "U.S. Agency securities"). Different judgments and assumptions could result in materially different estimates of fair value. To confirm its own valuations, the Company requests prices for each of its securities investments from four different sources, including third parties that provide pricing services and brokers, although since broker quotes for the same or similar securities in which Ladder has invested are non-binding, the Company does not consider them to be a primary source for valuation. The Company may also develop a price for a security based on its direct observations of market activity and other observations. Typically, at least two prices per security are obtained.

The Company develops an understanding of the valuation methodologies used by third-party pricing services through discussions with their representatives and review of their valuation methodologies used for different types of securities. The Company understands that the pricing services develop estimates of fair value for securities using various techniques, including discussion with their internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to, and is therefore not able to review in detail, the inputs used by the pricing services in developing their estimates of fair value. However, on at least a monthly basis as part of our closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against its direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in its assessment, is relevant to the determination of fair value. This process may result in the Company "challenging" the estimate of fair value for a security if it is unable to reconcile the estimate provided by the pricing service with its assessment of fair value for the security. Accordingly, in following this approach, the Company's objective is to ensure that the information used by pricing services in their determination of fair value of securities is reasonable and appropriate.

Real Estate

The Company generally acquires real estate assets or land and development assets through cash purchases and may also acquire such assets through foreclosure or deed-in-lieu of foreclosure (collectively, "foreclosure") in full or partial satisfaction of defaulted loans. Based on the Company's strategic plan to realize the maximum value from the real estate acquired, properties are either classified as Real estate, net or Real estate held for sale in the consolidated balance sheets. When the Company intends to hold, operate or develop the property for a period of at least 12 months, assets are classified as Real estate, net. If the Company intends to market these properties for sale in the near term, assets are evaluated against the held for sale criteria and then may be classified as real estate held for sale in the consolidated balance sheets. The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company records real estate acquired through foreclosure at fair value. The Company considers the period of future benefit of the asset to determine its appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life, generally of 20 to 55 years for buildings, four to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets or liabilities.

The Company classifies most of its investments in real estate as held and used. The Company measures and records a property that is classified as held and used at its carrying amount, adjusted for any depreciation expense and impairments, as applicable and are included in Real estate, net in the consolidated balance sheets.

Allocation of Purchase Price for Acquired Real Estate

Upon acquisition of real estate, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of: (i) above and below market leases; (ii) in-place leases; and (iii) assumed mortgages. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their relative fair values and real estate acquisition costs are capitalized as a component of the cost of the assets acquired for asset acquisitions. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods. These methods may include discounted cash flow models, for which assumptions including cash flow projections, discount and capitalization rates, or market comparable transactions, which require management judgment in determining the appropriateness of recent comparable sales of similar properties, or the ground lease approach for land valuation, which requires management judgment in determining comparable ground leases to forecast the economic ground rent and apply capitalization rate to the forecast economic ground rent to estimate land value. The Company may also utilize estimates of replacement costs net of depreciation. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between: (i) the contractual amounts to be paid pursuant to each in-place lease; and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining terms of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

Other intangible assets acquired include amounts for in-place lease values. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases but in no event do the amortization periods for intangible assets exceed the depreciable lives of the buildings. If a tenant terminates its lease, the unamortized portion of the in-place lease value intangibles are charged to expense.

The fair value of other investments and debt assumed are valued using techniques consistent with those disclosed in Note 13, Fair Value of Financial Instruments, depending on the nature of the investments or debt. The fair value of other assumed assets and liabilities are based on best information available at the time of the acquisition.

Impairment of Property Held for Use

On a periodic basis, management assesses whether there are any indicators that the value of the Company's properties classified as held for use may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management include reviewing low leased percentages, significant near-term lease expirations, recently acquired properties, historical, current and projected operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company's intent and ability to hold the property. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without debt service charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management's experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairments may be realized in the future.

Real Estate Held for Sale

In accordance with accounting guidance found in ASC *Topic 360 - Property, Plant, and Equipment* ("ASC 360"), when assets meet the criteria for held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the estimated net sales price of the assets which have been identified as held for sale is less than the net book value of the assets, an impairment charge will be recorded in the consolidated statements of income.

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

Sales of Real Estate

Gains on sales of real estate are recognized pursuant to the provisions included in ASC 606-20, *Revenue from Contracts with Customers* ("ASC 606-20") or ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"). Generally, the Company's sales of residential condominiums would be governed by ASC 606-20 and the sales of rental properties under ASC 610-20.

Investments in and Advances to Unconsolidated Ventures

The Company accounts for its investments in unconsolidated ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as investments in unconsolidated ventures, subsequently adjusted for equity in earnings and cash contributions and distributions. In the event there is an outside basis portion of the Company's ventures, it is amortized over the anticipated useful lives of the underlying ventures' tangible and intangible assets acquired and liabilities assumed. Generally, the Company would discontinue applying the equity method when the investment (and any advances) is reduced to zero and would not provide for additional losses unless the Company has guaranteed obligations of the venture or is otherwise committed to providing further financial support for the investee. If the venture subsequently generates income, the Company only recognizes its share of such income to the extent it exceeds its share of previously unrecognized losses. The Company classifies distributions received from its investments in unconsolidated ventures using the nature of the distribution approach.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company's estimates of value for each investment (particularly in commercial real estate ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future.

Commitments and Contingencies

The Company, as lessee, records right-of-use lease assets in other assets and lease liabilities in other liabilities on its consolidated balance sheets. A lease is evaluated for classification as an operating or finance lease at the commencement date of the lease. Right-of-use assets initially equal the lease liability. The lease liability equals the present value of the minimum rental payments due under the lease discounted at the rate implicit in the lease or the Company's incremental borrowing rate for similar collateral if the rate implicit in the lease is not readily determinable.

Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension when the Company has determined, at or subsequent to lease commencement that it is reasonably certain of exercising such options.

The Company recognizes a single lease cost for operating leases in operating expenses in the consolidated statements of income, calculated so that the cost of the lease is allocated generally on a straight-line basis over the term of the lease, and classifies all cash payments within operating activities in the consolidated statements of cash flows.

The Company has elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less.

Valuation of Financial Instruments

Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize upon disposition of the financial instruments. Financial instruments with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of pricing observability and will therefore require a lesser degree of judgment to be utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and will require a higher degree of judgment in measuring fair value. Pricing observability is generally affected by such items as the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

For a further discussion regarding the measurement of financial instruments see Note 13, Fair Value of Financial Instruments.

Valuation Hierarchy

In accordance with the authoritative guidance on fair value measurements and disclosures under ASC 820 - *Fair Value Measurement*, the methodologies used for valuing such instruments have been categorized into three broad levels as follows:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including:

- Quoted prices in active markets for similar instruments;
- Quoted prices in less active or inactive markets for identical or similar instruments;
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates); and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs, including:

- Valuations based on third-party indications (broker quotes, counterparty quotes or pricing services), which were in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations; and
- Valuations based on internal models with significant unobservable inputs.

Pursuant to the authoritative guidance, these levels form a hierarchy. The Company follows this hierarchy for its financial instruments measured at fair value on a recurring basis. The classifications are based on the lowest level of input that is significant to the fair value measurement.

It is the Company's policy to determine when transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Debt Issuance Costs

The Company recognizes debt issuance costs related to its senior unsecured notes on its consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company defers debt issuance costs associated with lines of credit and presents them as an asset and subsequently amortizes the debt issuance costs ratably over the term of the revolving debt arrangement. The Company considers its committed loan master repurchase facilities, borrowings under credit agreement and revolving credit facility to be revolving debt arrangements.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. To address exposure to interest rates, the Company uses derivatives primarily to economically hedge the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. The Company may use a variety of derivative instruments that are considered conventional, or "plain vanilla" derivatives, including interest rate swaps, futures, caps, collars and floors, to manage interest rate risk.

To determine the fair value of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, and termination cost may be used to determine fair value. All such methods of measuring fair value for derivative instruments result in an estimate of fair value, and such value may never actually be realized.

The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not generally designate derivatives as hedges to qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of, these derivatives have been recognized currently in net result from derivative transactions in the accompanying consolidated statements of income. The Company records derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately on the Company's consolidated balance sheets.

Repurchase Agreements

The Company finances certain of its mortgage loan receivables held for sale, a portion of its mortgage loan receivables held for investment and the majority of its real estate securities using repurchase agreements. Under a repurchase agreement, an asset is sold to a counterparty to be repurchased at a future date at a predetermined price, which represents the original sales price plus interest. The Company accounts for these repurchase agreements as financings under ASC 860-10-40.

Treasury Stock

Repurchases of shares and shares acquired to satisfy tax withholding in connection with the vesting of restricted stock are recorded at cost as a reduction of shareholders' equity in treasury stock.

Reissuances of shares at an amount greater or (less) than the average cost basis of the shares results in gains (losses) that are recognized in shareholders' equity. Gains on reissuances are recorded to additional paid-in capital. Losses on reissuances are recorded to additional paid-in capital to the extent previous net gains from reissuances of are included in additional paid-in capital. Losses in excess of that amount are recorded to retained earnings.

During the year ended December 31, 2023, the Company reclassified $73.6 million and $5.3 million from treasury stock to additional paid in capital and retained earnings, respectively, for treasury stock repurchases and reissuances prior to January 1, 2023. As a part of this out-of-period reclassification, there was no impact to total equity.

Income Taxes

The Company has elected to be taxed as a REIT under the Code effective January 1, 2015. The Company is subject to federal income taxation at corporate rates on its REIT taxable income; however, the Company is allowed a deduction for the amount of dividends paid to its stockholders, thereby subjecting the distributed net income of the Company to taxation at the stockholder level only. Any income associated with a TRS is fully taxable because a TRS is subject to federal and state income taxes as a domestic C corporation based upon its taxable net income. The Company is also subject to U.S. federal income tax (and possibly state and local taxes) to the extent it recognizes any "built-in gains" that existed as of January 1, 2015, the effective date of Company's election to be subject to tax as a REIT under the Code (the "REIT Election") for the five-year period following the REIT Election. The Company intends to continue to operate in a manner consistent with and to elect to be treated as a REIT for tax purposes.

The Company accounts for income taxes in accordance with ASC *Topic 740 - Income Taxes* ("ASC 740"), which requires the recognition of tax benefits or expenses on the temporary differences between financial reporting and tax bases of assets and liabilities. The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce shareholders' equity.

The Company's policy is to classify interest and penalties associated with underpayment of U.S. federal and state income taxes, if any, as a component of income tax expense (benefit) on its consolidated statements of income. For the years ended December 31, 2025, 2024 and 2023, the Company did not have material interest or penalties associated with the underpayment of any income taxes. The 2022-2025 tax years remain open and subject to examination by tax jurisdictions.

Interest Income

Interest income is accrued based on the outstanding principal amount and contractual terms of the Company's loans and securities. Discounts or premiums associated with the purchase of loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected recovery period of the investment.

The Company applies the provisions of ASC 310-20 for our high credit quality securities rated AA or above. The effective yield on securities is based on the projected cash flows from each security, which is estimated based on the Company's observation of the then current information and events and will include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses (if applicable), and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a retrospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of scheduled principal, and repayments of principal. Therefore, actual maturities of the securities will generally be shorter than stated contractual maturities.

For loans classified as held for investment and that the Company has not elected to record at fair value under ASC 825, origination fees and direct loan origination costs are recognized in interest income over the loan term as a yield adjustment using the effective interest method. For loans classified as held for sale and that the Company has not elected to record at fair value under ASC 825, origination fees and direct loan origination costs are deferred adjusting the basis of the loan and are realized as a portion of the gain/(loss) on sale of loans when sold. As of December 31, 2025 and 2024, the Company did not hold any loans for which the fair value option was elected.

The Company applies the provisions in ASC 325-40 for our securities rated below AA, cash flows from a security are estimated by applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. The Company will review and, if appropriate, make adjustments to, its cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources and its judgment about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized and amortization of any premium or discount on, or the carrying value of, such securities.

For investments purchased that either meet the definition of a purchased financial asset with credit deterioration ("PCD") or where there is significant difference between contractual cash flows and expected cash flows, the Company applies the PCD guidance in ASC 326-30. ASC 326-30 requires an initial estimate of expected credit losses to be recognized through an adjustment to the amortized cost basis of the financial asset (i.e., a balance sheet gross up) with no impact to earnings.

As of the date of acquisition, the amount of expected credit losses is added to the purchase price of the security to establish the initial amortized cost basis. Any difference between the amortized cost basis (purchase price plus the initial allowance for credit losses) and the par amount of the security is considered to be a non-credit discount/premium and will be accreted/amortized into interest income using the interest method.

When assessing whether the credit quality of the asset has deteriorated, the Company compares the credit quality of the asset at the time of origination with the credit quality at the time of acquisition. An asset that was originated with low credit quality should not be considered to be PCD if there has not been a more-than-insignificant deterioration in credit since origination.

Recognition of Operating Lease Income and Tenant Recoveries

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC 842. Any non-lease components are subject to other applicable accounting guidance. We elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC 842 - Leases, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Certain of the Company's real estate is leased to others on a net lease basis where the tenant is generally responsible for payment of real estate taxes, property, building and general liability insurance and property and building maintenance. These leases are for fixed terms of varying length and provide for annual rentals.

Rental income from operating leases is recognized in real estate operating income on a straight-line basis, generally from the later of the date the lessee takes possession of the space or the space is ready for its intended use. If the Company acquires a facility subject to an existing operating lease, the Company will recognize operating lease income on the straight-line method beginning on the date of acquisition over the term of the respective leases. The amount of future lease payments may be increased to include additional payments related to lease extension options when the Company has determined the extension options are reasonably certain to be exercised. The cumulative excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in unbilled rent receivable within other assets in the consolidated balance sheets.

Tenant reimbursements, which consist of real estate taxes and other municipal charges paid by the Company, which were reimbursable by our tenants pursuant to the terms of the lease agreements, are recognized as revenue in the period during which the applicable expenses are incurred. Tenant reimbursements are included in real estate operating income on the Company's consolidated statements of income.

The Company moves to cash basis for operating lease income recognition in the period in which collectability of all lease payments is no longer considered probable. At such time, any operating lease receivable or unbilled rent receivable balance will be written off. If and when lease payments that were previously not considered probable of collection become probable, the Company will move back to the straight-line method of income recognition and record an adjustment to operating lease income in that period as if the lease was always on the straight-line method of income recognition.

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, the transfer must meet the sale criteria of ASC 860, which, at the time of the transfer, require that the transferred assets qualify as recognized financial assets and the Company surrender control over the assets. Such surrender requires that the assets be isolated from the Company, even in bankruptcy or other receivership, the purchaser have the right to pledge or sell the assets transferred and the Company not have an option or obligation to reacquire the assets. If the sale criteria are not met, the transfer is considered to be a secured borrowing, the assets remain on the Company's consolidated balance sheets and the sale proceeds are recognized as a liability. In November 2017, the SEC staff indicated that, despite transfer restrictions placed on qualified Third Party Purchasers by the risk retention rules of the Dodd-Frank Act, they would not take exception to a registrant treating transfers of financial instruments in a securitization as sales if the transfers otherwise met all the criteria for sale accounting. The Company believes treatment of such transfers as sales is consistent with the substance of such transactions and, accordingly, reflects such transfers as sales. The Company recognizes gains on sale of loans net of any costs related to that sale.

Debt Issued

From time to time, a subsidiary of the Company will originate a loan (each, an "inter-segment loan," and collectively, "inter-segment loans") to another subsidiary of the Company to finance the purchase of real estate. The mortgage loan receivable and the related obligation do not appear in the Company's consolidated balance sheets as they are eliminated upon consolidation. Once the Company issues (sells) an inter-segment loan to a third-party securitization trust (for cash), the related mortgage note is recognized as a financing transaction and accounted for under ASC 470. The accounting for the securitization of an inter-segment loan—a financial instrument that has never been recognized in the consolidated financial statements as an asset—is considered a financing transaction under ASC 470 and ASC 835.

The periodic securitization of the Company's mortgage loans involves both inter-segment loans and mortgage loans made to third parties with the latter recognized as financial assets in the Company's consolidated financial statements as part of an integrated transaction. The Company receives aggregate proceeds equal to the transaction's all-in securitization value and sales price. In accordance with the guidance under ASC 835, when initially measuring the obligation arising from an inter-segment loan's securitization, the Company allocates the proceeds from each securitization transaction between the third-party loans and each inter-segment loan securitized on a relative fair value basis determined in accordance with the guidance in ASC 820. The difference between the amount allocated to each inter-segment loan and the loan's face amount is recorded as a premium or discount, and is amortized, using the effective interest method, as a reduction or increase in reported interest expense, respectively.

Reclassification

The Company recognized unrealized and realized gain (loss) on securities into fee and other income for the year ended December 31, 2024. As such, the unrealized gain (loss) of $29 thousand and realized gain (loss) of $(276) thousand for the year ended December 31, 2023 were reclassified into fee and other income on the consolidated statements of income. Refer to Note 4, Securities for realized and unrealized gain/loss details. Certain other prior period amounts have been reclassified to conform to the current period's presentation.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07—Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 during the fourth quarter of 2024 and the adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 improves the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-07 is effective for annual periods beginning after December 15, 2024. The amendments should be applied prospectively, however retrospective application is permitted. The Company adopted ASU 2023-09 during the fourth quarter of 2025, and the adoption of ASU 2023-09 did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses ("DISE"). DISE requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. As revised by ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, the provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. With the exception of expanding disclosures to include more granular income statement expense categories, we do not expect the adoption of ASU 2024-03 to have a material effect on our consolidated financial statements.

Any new accounting standards not disclosed above that have been issued or proposed by FASB and that do not require adoption until a future date are being evaluated or are not expected to have a material impact on the consolidated financial statements upon adoption.

3. MORTGAGE LOAN RECEIVABLES

December 31, 2025 ($ in thousands)

	Outstanding Face Amount		Carrying Value		Weighted Average Yield (1)(2)	Remaining Maturity (years)(2)(3)
Mortgage loan receivables held for investment, net, at amortized cost:						
First mortgage loans	$	2,227,024	$	2,210,062	7.74 %	1.6
Mezzanine loans		7,322		7,313	11.24 %	0.7
Total mortgage loans receivable		2,234,346		2,217,375	7.76 %	1.6
Allowance for credit losses		N/A		(47,137)		
Total mortgage loan receivables held for investment, net, at amortized cost		2,234,346		2,170,238		
Mortgage loan receivables held for sale:						
First mortgage loans		31,350		27,986 (4)	4.57 %	6.9
Total	$	**2,265,696**	$	**2,198,224** (5)	**7.71 %**	**2.0**

(1) Includes the impact of interest rate floors. Term SOFR rates in effect as of December 31, 2025 are used to calculate weighted average yield for floating rate loans.
(2) Excludes four non-accrual loans with an amortized cost basis of $129.7 million. Refer to "Non-Accrual Status" below for further details.
(3) The remaining maturity is calculated based on the initial maturity. The weighted average extended maturity for all loans is 2.9 years.
(4) As a result of changes in prevailing rates, the Company recorded a lower of cost or market adjustment as of December 31, 2025. The adjustment was calculated using a 4.94% discount rate.
(5) Net of $12.0 million of deferred origination fees and other items as of December 31, 2025.

As of December 31, 2025, $1.9 billion, or 86.5%, of the outstanding face amount of the mortgage loan receivables held for investment, net, at amortized cost, were at variable interest rates linked to Term SOFR. Of this $1.9 billion, 100% of these variable interest rate mortgage loan receivables were subject to interest rate floors. As of December 31, 2025, $31.4 million, or 100%, of the outstanding face amount of the mortgage loan receivables held for sale were at fixed interest rates.

December 31, 2024 ($ in thousands)

	Outstanding Face Amount		Carrying Value		Weighted Average Yield (1)(2)	Remaining Maturity (years)(2)(3)
Mortgage loan receivables held for investment, net, at amortized cost:						
First mortgage loans	$	1,584,674	$	1,579,740	9.34 %	0.9
Mezzanine loans		11,603		11,582	11.51 %	1.1
Total mortgage loans receivable		1,596,277		1,591,322	9.36 %	0.9
Allowance for credit losses		—		(52,323)		
Total mortgage loan receivables held for investment, net, at amortized cost		1,596,277		1,538,999		
Mortgage loan receivables held for sale:						
First mortgage loans		31,350		26,898 (4)	4.57 %	7.2
Total	$	**1,627,627**	$	**1,565,897** (5)	**9.27 %**	**1.0**

(1) Includes the impact of interest rate floors. Term SOFR rates in effect as of December 31, 2024 are used to calculate weighted average yield for floating rate loans.
(2) Excludes two non-accrual loans with an amortized cost basis of $76.9 million. Refer to "Non-Accrual Status" below for further details.
(3) The remaining maturity is calculated based on the initial maturity. The weighted average extended maturity for all loans is 1.6 years.
(4) As a result of rising prevailing rates, the Company recorded a reversal of lower of cost or market adjustment as of December 31, 2024. The adjustment was calculated using a 5.20% discount rate.
(5) Net of $5.0 million of deferred origination fees and other items as of December 31, 2024.

As of December 31, 2024, $1.3 billion, or 83.3%, of the outstanding face amount of the mortgage loan receivables held for investment, net, at amortized cost, were at variable interest rates linked to Term SOFR. Of this $1.3 billion, 100.0% of these variable interest rate mortgage loan receivables were subject to interest rate floors. As of December 31, 2024, $31.4 million, or 100%, of the outstanding face amount of the mortgage loan receivables held for sale were at fixed interest rates.

For the years ended December 31, 2025, 2024, and 2023, loan portfolio activity was as follows ($ in thousands):

	Mortgage loan receivables held for investment, net, at amortized cost:		Mortgage loan receivables held for sale
	Mortgage loans receivable	Allowance for credit losses	
Balance, December 31, 2024	$ 1,591,322	$ (52,323)	$ 26,898
Origination of mortgage loan receivables (1)	1,294,976	—	63,360
Repayment of mortgage loan receivables	(609,028)	—	(141)
Proceeds from sales of mortgage loan receivables	—	—	(66,847)
Non-cash disposition of loans via foreclosure	(65,078)	—	—
Net result from mortgage loan receivables held for sale (2)	—	—	4,716
Accretion/amortization of discount, premium and other fees	10,183	—	—
Charge-offs (3)	(5,000)	5,000	—
Release (addition) of provision for current expected credit loss, net (4)	—	186	—
Balance, December 31, 2025	$ 2,217,375	$ (47,137)	$ 27,986

(1) Includes funding of commitments on existing mortgage loans.
(2) Includes unrealized lower of cost or market adjustment reversal of $1.1 million and realized gain on loans held for sale of $3.6 million.
(3) The charge-off related to a portion of one loan, which was determined to be nonrecoverable during the three months ended December 31, 2025. The loan was collateralized by an office property in Portland, Oregon.
(4) Refer to "Allowance for Credit Losses" table below for further detail.

	Mortgage loan receivables held for investment, net, at amortized cost:		Mortgage loan receivables held for sale
	Mortgage loans receivable	Allowance for credit losses	
Balance, December 31, 2023	$ 3,155,089	$ (43,165)	$ 26,868
Origination of mortgage loan receivables (1)	195,232	—	—
Repayment of mortgage loan receivables (2)	(1,720,643)	—	—
Proceeds from sales of mortgage loan receivables (3)	—	—	—
Non-cash disposition of loans via foreclosure (4)(5)	(52,975)	5,023	—
Net result from mortgage loan receivables held for sale (6)	—	—	30
Accretion/amortization of discount, premium and other fees	14,619	—	—
Release (addition) of provision for current expected credit loss, net (7)	—	(14,181)	—
Balance, December 31, 2024	$ 1,591,322	$ (52,323)	$ 26,898

(1) Includes funding of commitments on existing mortgage loans.
(2) Includes $102.0 million of repayments in transit.
(3) Excludes $82.5 million of proceeds received from the sale of conduit mortgage loans collateralized by net leased properties in the Company's real estate segment to a third-party securitization trust. The mortgage loan receivables, which were originated during the current period, and the related obligation do not appear in the Company's consolidated balance sheets as they are eliminated upon consolidation. Upon the sale of the mortgage loan receivable to a third-party securitization trust (for cash), the related mortgage note is recognized as a financing transaction.
(4) Refer to Note 5, Real Estate and Related Lease Intangibles, Net, for further detail on foreclosures of real estate.
(5) The charge-off related to one loan that was resolved via foreclosure during the three months ended September 30, 2024. The loan was collateralized by an office asset in Oakland, California.
(6) Includes unrealized lower of cost or market adjustment and realized gain/loss on loans held for sale.
(7) Refer to "Allowance for Credit Losses" table below for further detail.

Allowance for Credit Losses and Non-Accrual Status ($ in thousands)

		Year Ended December 31,				
Allowance for Credit Losses		**2025**		**2024**		**2023**
Allowance for credit losses at beginning of period	$	52,323	$	43,165	$	20,755
Provision for (release of) current expected credit loss, net(1)		(186)		14,181		25,110
Charge-offs (2)		(5,000)		(5,023)		(2,700)
Allowance for credit losses at end of period	$	**47,137**	$	**52,323**	$	**43,165**

(1) As of December 31, 2025, 2024, and 2023, there were no asset-specific reserves.
(2) The 2025 charge-off related to a portion of one loan, which was determined to be nonrecoverable during the three months ended December 31, 2025. The loan was collateralized by an office property in Portland, Oregon. The 2024 charge-off related to one loan that was resolved via foreclosure during the three months ended September 30, 2024. The loan was collateralized by an office property in Oakland, California.

		December 31, 2025(2)		December 31, 2024(3)
Non-Accrual Status (1)				
Amortized cost basis of loans on non-accrual status	$	**129,679**	$	**76,875**

(1) As of December 31, 2025, $123.9 million of loans on non-accrual status were greater than 90 days past due. As of December 31, 2024, $76.9 million of loans on non-accrual status were greater than 90 days past due. For the year ended December 31, 2025, the Company recognized $4.8 million of interest income on these loans while on non-accrual status. For the year ended December 31, 2024, the Company recognized $1.5 million of interest income on these loans. As of December 31, 2025, there was one loan accruing income with an amortized cost basis of $4.6 million that was greater than 90 days past due. As of December 31, 2024, there was one loan accruing income with an amortized cost basis of $13.7 million that was greater than 90 days past due.
(2) Comprised of one multi-family loan with an amortized cost basis of $61.3 million, one hotel loan with an amortized cost basis of $11.9 million and one multi-family loan with an amortized cost basis of $50.7 million, and one office loan with an amortized cost basis of $5.8 million for which the Company determined no asset-specific reserves were necessary.
(3) Comprised of one multi-family loan with an amortized cost basis of $60.9 million and one mixed-use loan with an amortized cost basis of $16.0 million, for which the Company determined no asset-specific reserve was necessary.

Current Expected Credit Loss

As of December 31, 2025, the Company had a $47.7 million allowance for current expected credit losses, of which $47.1 million pertained to mortgage loan receivables and $0.5 million related to unfunded commitments included in other liabilities in the consolidated balance sheet.

As of December 31, 2024, the Company had a $52.8 million allowance for current expected credit losses, of which $52.3 million pertained to mortgage loan receivables and $0.5 million related to unfunded commitments included in other liabilities in the consolidated balance sheet.

The release of loan loss reserves for the year ended December 31, 2025 was $0.2 million. The release recorded during the year ended December 31, 2025 reflects improved macroeconomic market conditions affecting commercial real estate. During the year ended December 31, 2025, the Company charged-off $5.0 million of the existing allowance for credit losses related to a portion of a loan that was determined to be nonrecoverable.

The provision for loan loss reserves for the year ended December 31, 2024 was $13.9 million. The provision recorded during the year ended December 31, 2024 was primarily due to continued uncertainty in macroeconomic market conditions affecting commercial real estate, partially offset by a decrease in the size of the Company's balance sheet first mortgage loan portfolio as a result of repayments. During the year ended December 31, 2024, the Company charged-off $5.0 million of the existing allowance for credit losses related to a loan that was resolved via foreclosure.

Management's method for monitoring credit is the performance of a loan. The primary credit quality indicator management utilizes to assess its current expected credit loss reserve is by viewing the Company's mortgage loan portfolio by collateral type. The primary credit quality indicator is reviewed by management on a quarterly basis. The following tables summarize the amortized cost of the mortgage loan portfolio by collateral type as of December 31, 2025 and December 31, 2024, respectively ($ in thousands):

Collateral Type	Amortized Cost Basis by Origination Year as of December 31, 2025					
	2025	2024	2023	2022	2021 and Earlier	Total (3)(4)
Multifamily	$ 959,214	$ 127,254	$ 14,648	$ 22,109	$ 111,575	$ 1,234,800
Office	50,895	—	—	55,950	484,565	591,410
Industrial	137,915	11,418	—	—	—	149,333
Mixed Use	79,244	—	—	—	33,111	112,355
Other	48,850	—	—	11,945	—	60,795
Retail	14,848	10,457	—	—	24,121	49,426
Hospitality	—	—	—	—	19,256	19,256
Subtotal mortgage loans receivable	1,290,966	149,129	14,648	90,004	672,628	2,217,375
Individually Impaired loans	—	—	—	—	—	—
Total mortgage loans receivable (1)(2)	$ 1,290,966	$ 149,129	$ 14,648	$ 90,004	$ 672,628	$ 2,217,375

Collateral Type	Amortized Cost Basis by Origination Year as of December 31, 2024					
	2024	2023	2022	2021	2020 and Earlier	Total (5)
Office	$ —	$ —	$ 59,944	$ 518,663	$ 185,242	$ 763,849
Multifamily	126,588	14,636	105,324	272,291	—	518,839
Mixed Use	—	—	—	127,380	—	127,380
Retail	23,833	—	—	48,628	—	72,461
Hospitality	—	—	—	13,064	55,260	68,324
Industrial	26,368	—	—	—	—	26,368
Other	—	—	14,101	—	—	14,101
Subtotal mortgage loans receivable	176,789	14,636	179,369	980,026	240,502	1,591,322
Individually Impaired loans	—	—	—	—	—	—
Total mortgage loans receivable (6)(7)	$ 176,789	$ 14,636	$ 179,369	$ 980,026	$ 240,502	$ 1,591,322

(1) Not included above is $10.6 million of accrued interest receivable on all loans at December 31, 2025.
(2) For the year ended December 31, 2025, there was a $5.0 million charge-off of an allowance in connection with one office property in Portland, Oregon. The fair value was determined by using the sales comparison and direct capitalization approaches. The Company utilized a capitalization rate of 11.0%. The key inputs used to determine fair value were determined to be Level 3 inputs.
(3) For purposes of calculating our CECL allowance, one loan collateralized by an office property, one loan collateralized by a hospitality property and two loans collateralized by multifamily properties utilized valuations of the underlying collateral to calculate the allowance at December 31, 2025.
(4) The Company had one $228.2 million mortgage loan receivable collateralized by an office property in the southeast that represents 10% of the total mortgage loan receivable held for investment at December 31, 2025.
(5) For purposes of calculating our CECL allowance, two loans collateralized by mixed-use, one loan collateralized by office, and one loan collateralized by multifamily utilized valuations of the underlying collateral to calculate the allowance at December 31, 2024.
(6) For the year ended December 31, 2024, there was a $5.0 million charge-off of an allowance in connection with a foreclosure of one office property in Oakland, California.
(7) Not included above is $9.4 million of accrued interest receivable on all loans at December 31, 2024.

4. SECURITIES

The Company invests in primarily AAA-rated real estate securities, typically front pay securities, with relatively short duration and significant credit subordination.

Commercial mortgage-backed securities, including CRE CLOs ("CMBS"), CMBS interest-only securities, U.S. Agency securities, corporate bonds and U.S. Treasury securities are classified as available-for-sale and reported at fair value with changes in fair value recorded in the current period in other comprehensive income. As of December 31, 2025, the Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

Government National Mortgage Association ("GNMA") interest-only, Federal Home Loan Mortgage Corp ("FHLMC") and equity securities are recorded at fair value with changes in fair value recognized in earnings in the consolidated statements of income. The following is a summary of the Company's securities at December 31, 2025 and December 31, 2024 ($ in thousands):

December 31, 2025

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses (1)	Carrying Value	# of Securities	Rating (2)	Weighted Average Coupon %	Weighted Average Yield %	Weighted Average Remaining Duration (years)
CMBS	$ 2,070,492	$2,069,307	$ 2,984	$ (7,369)	$2,064,922 (3)	115	AAA	5.25 %	5.31 %	2.97
CMBS interest-only(4)	347,200 (4)	1,283	—	(8)	1,275 (5)	5	AAA	1.24 %	8.63 %	0.52
GNMA interest-only(6)	29,203 (4)	95	103	(31)	167	13	AAA	0.69 %	9.24 %	3.27
Agency securities	2	2	—	—	2	1	AAA	4.00 %	3.04 %	0.19
Corporate bonds	9,250	9,231	17	(8)	9,240	1	N/A	8.50 %	8.58 %	2.60
Total debt securities	$ 2,456,147	$2,079,918	$ 3,104	$ (7,416)	$2,075,606 (7)	135		5.27 %	5.33 %	2.97
Equity securities	N/A	12,910	97	(308)	12,699	6	N/A	N/A	N/A	N/A
Allowance for current expected credit losses	N/A	—	—	(20)	(20)					
Total securities	$ 2,456,147	$2,092,828	$ 3,201	$ (7,744)	$2,088,285	141				

December 31, 2024

Asset Type	Outstanding Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses (1)	Carrying Value	# of Securities	Rating (2)	Weighted Average Coupon %	Weighted Average Yield %	Weighted Average Remaining Duration (years)
CMBS	$ 1,065,985	$1,063,835	$ 3,335	$ (8,296)	$1,058,874 (3)	92	AAA	5.97 %	6.13 %	2.41
CMBS interest-only(4)	769,724 (4)	3,149	104	(9)	3,244 (5)	7	AAA	0.38 %	7.81 %	0.87
GNMA interest-only(6)	32,710 (4)	160	53	(58)	155	13	AAA	0.33 %	9.38 %	3.64
Agency securities	11	11	—	—	11	1	AAA	4.00 %	2.60 %	0.58
Total debt securities	$ 1,868,430	$1,067,155	$ 3,492	$ (8,363)	$1,062,284 (7)	113		3.56 %	6.03 %	2.37
Equity securities	N/A	19,511	3	(939)	18,575	8	N/A	N/A	N/A	N/A
Allowance for current expected credit losses	N/A	—	—	(20)	(20)					
Total securities	$ 1,868,430	$1,086,666	$ 3,495	$ (9,322)	$1,080,839	121				

(1)   Based on the Company's analysis, including review of interest rate changes and current levels of subordination, among other factors, the unrealized loss positions are determined to be due to market factors other than credit.

(2)   Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple rating agencies, the highest rating is used. The ratings provided were determined by third-party rating agencies. The rates may not be current and are subject to change (including the assignment of a "negative outlook" or "credit watch") at any time.

(3)   As of December 31, 2025 and December 31, 2024, includes $8.7 million and $8.9 million, respectively, of restricted securities which are designated as risk retention securities under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended ("Dodd-Frank Act") and are therefore subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

(4)   The amounts presented represent the principal amount of the mortgage loans outstanding in the pool in which the interest-only securities participate.

(5)   As of December 31, 2025 and December 31, 2024, includes $0.1 million and $0.2 million, respectively, of restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

(6)   GNMA interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings. The Company's GNMA interest-only securities are considered to be hybrid financial instruments that contain embedded

derivatives. As a result, the Company has elected to account for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in unrealized gain (loss) on securities in the consolidated statements of income.

(7) The Company's investments in debt securities represent an ownership interest in unconsolidated VIEs. The Company's maximum exposure to loss from these unconsolidated VIEs is the amortized cost basis of the securities which represents the purchase price of the investment adjusted by any unamortized premiums or discounts as of the reporting date.

The following tables summarize the carrying value of the Company's debt securities by remaining maturity based upon expected cash flows at December 31, 2025 and December 31, 2024 ($ in thousands):

December 31, 2025

Asset Type	Within 1 year	1-5 years	5-10 years	Total
CMBS	$ 269,437	$ 1,795,485	$ —	$ 2,064,922
CMBS interest-only	1,275	—	—	1,275
GNMA interest-only	23	144	—	167
Agency securities	2	—	—	2
Corporate bonds	—	9,240	—	9,240
Total securities (1)	$ 270,737	$ 1,804,869	$ —	$ 2,075,606

(1) Excluded from the table above are $12.7 million of equity securities and $(20.0) thousand of allowance for current expected credit losses.

December 31, 2024

Asset Type	Within 1 year	1-5 years	5-10 years	Total
CMBS	$ 170,874	$ 888,000	$ —	$ 1,058,874
CMBS interest-only	2,937	307	—	3,244
GNMA interest-only	53	13	89	155
Agency securities	11	—	—	11
Total securities (1)	$ 173,875	$ 888,320	$ 89	$ 1,062,284

(1) Excluded from the table above are $18.6 million of equity securities and $(20.0) thousand of allowance for current expected credit losses.

During the years ended December 31, 2025 and December 31, 2024, the Company sold $56.2 million and $1.8 million of equity securities, respectively.

The following summarizes the Company's realized and unrealized gain (loss) on securities, included within "Fee and Other Income" on the Company's consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Realized gain (loss) on securities	$ 3,812	$ 172	(276)
Unrealized gain (loss) on securities	749	(925)	$ 29
Total realized and unrealized gain (loss) on securities	$ 4,561	$ (753)	$ (247)

United States Treasury Securities

The Company invests in short-term and long-term U.S. Treasury securities. Short-term U.S. Treasury securities are classified as cash and cash equivalents on our consolidated balance sheets and long-term U.S. Treasury securities are classified as securities on the consolidated balance sheets. As of December 31, 2025 the Company did not hold any U.S. Treasury securities. As of December 31, 2024 the Company held $1.1 billion of U.S. Treasury securities classified as cash and cash equivalents on the consolidated balance sheets.

5. REAL ESTATE AND RELATED LEASE INTANGIBLES, NET

The Company's real estate assets were comprised of the following ($ in thousands):

	December 31, 2025	December 31, 2024
Land	$ 190,277	$ 173,798
Building	659,616	622,701
In-place leases and other intangibles	116,303	107,899
Undepreciated real estate and related lease intangibles	966,196	904,398
Less: Accumulated depreciation and amortization	(262,659)	(233,595)
Real estate and related lease intangibles, net(1)	**$ 703,537**	**$ 670,803**
Below market lease intangibles, net (other liabilities)(2)	**$ (22,679)**	**$ (25,340)**

(1)   There was unencumbered real estate of $320.4 million and $213.4 million as of December 31, 2025 and December 31, 2024, respectively.

(2)   Below market lease intangibles is net of $18.2 million and $16.5 million of accumulated amortization as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025 and December 31, 2024, the Company had no real estate and lease intangibles held for sale.

The following table presents depreciation and amortization expense on real estate recorded by the Company ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Depreciation expense(1)	$ 25,033	$ 25,204	$ 24,166
Amortization expense	6,962	7,123	5,748
Total real estate depreciation and amortization expense	**$ 31,995**	**$ 32,327**	**$ 29,914**

(1)   Depreciation expense on the consolidated statements of income also includes $0.4 million of depreciation on corporate fixed assets for each of the years ended December 31, 2025, 2024, and 2023, respectively.

The Company's intangible assets are comprised of in-place leases, above market leases and other intangibles. The following tables present additional detail related to the intangible assets ($ in thousands):

	December 31, 2025	December 31, 2024
Gross intangible assets(1)	$ 116,303	$ 107,899
Accumulated amortization	64,434	57,281
Net intangible assets	**$ 51,869**	**$ 50,618**

(1)   Includes $4.2 million and $2.3 million of unamortized above market lease intangibles, which are included in real estate and related lease intangibles, net on the consolidated balance sheets as of December 31, 2025 and December 31, 2024, respectively.

The following table presents increases/reductions in operating lease income related to the amortization of above or below market leases recorded by the Company ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Reduction in operating lease income for amortization of above market lease intangibles acquired	$ (713)	$ (378)	$ (309)
Increase in operating lease income for amortization of below market lease intangibles acquired	2,007	2,078	2,106
Total	**$ 1,294**	**$ 1,700**	**$ 1,797**

The following table presents expected adjustment to operating lease income and expected amortization expense during the next five years and thereafter related to the above and below market leases and acquired in-place lease and other intangibles for property owned as of December 31, 2025 ($ in thousands):

Period Ending December 31,	Increase/(Decrease) to Operating Lease Income		Amortization Expense	
2026	$	997	$	6,646
2027		961		6,448
2028		1,023		5,418
2029		1,195		3,589
2030		1,493		3,447
Thereafter		12,822		24,135
Total	$	**18,491**	$	**49,683**

Rent Receivables

There were $3.4 million and $2.6 million of rent receivables included in other assets on the consolidated balance sheets as of December 31, 2025 and December 31, 2024, respectively.

Operating Lease Income & Tenant Reimbursements

The following is a schedule of non-cancellable, contractual, future minimum rent under leases (excluding property operating expenses paid directly by tenant under net leases) at December 31, 2025 ($ in thousands):

Period Ending December 31,	Amount	
2026	$	68,433
2027		60,980
2028		55,029
2029		52,512
2030		46,752
Thereafter		111,620
Total	$	**395,326**

Tenant reimbursements, which consist of real estate taxes and utilities paid by the Company, which were reimbursable by the Company's tenants pursuant to the terms of the lease agreements, were $5.3 million, $6.4 million, and $4.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. Tenant reimbursements are included in operating lease income on the Company's consolidated statements of income.

Acquisitions

The Company allocates purchase consideration based on relative fair values, and real estate acquisition costs are capitalized as a component of the cost of the assets acquired for asset acquisitions. During the years ended December 31, 2025, 2024, and 2023, all acquisitions were determined to be asset acquisitions.

The Company acquired the following properties during the year ended December 31, 2025 ($ in thousands):

Acquisition Date		Type	Primary Location(s)	Purchase Price/ Fair Value on the Date of Foreclosure		Ownership Interest (1)
April 2025	(2)	Office	Carmel, IN	$	42,400	100%
September 2025	(3)	Office	Rockville, MD		22,678	100%
Total real estate acquisitions				$	**65,078**	

(1)   Properties were consolidated as of acquisition date.

(2) In April 2025, the Company acquired an office portfolio consisting of two buildings in Carmel, IN through foreclosure of a mortgage loan receivable held for investment. The fair value of $42.4 million was determined by using the direct capitalization approach with a capitalization rate of 11.6%, a Level 3 input. There was no gain or loss resulting from the foreclosure of the loan.

(3) In September 2025, the Company acquired an office property in Rockville, MD through foreclosure of a mortgage loan receivable held for investment. The fair value of $22.7 million was determined by using the direct capitalization approach with a capitalization rate of 10.8%, a Level 3 input. There was no gain or loss resulting from the foreclosure of the loan.

The Company acquired the following properties during the year ended December 31, 2024 ($ in thousands):

Acquisition Date		Type	Primary Location(s)	Purchase Price/ Fair Value on the Date of Foreclosure	Ownership Interest (1)
February 2024	(2)	Multifamily	Los Angeles, CA	$ 14,110	100%
April 2024	(3)	Multifamily	Longview, TX	6,080	100%
April 2024	(4)	Multifamily	Amarillo, TX	9,651	100%
June 2024	(5)	Multifamily	Los Angeles, CA	11,455	100%
September 2024	(6)	Office	Oakland, CA	7,500	100%
Total real estate acquisitions				$ 48,796	

(1) Properties were consolidated as of acquisition date.

(2) In February 2024, the Company acquired a multifamily portfolio consisting of three properties in Los Angeles, CA via foreclosure. The portfolio served as collateral for a mortgage loan receivable held for investment. The Company obtained a third-party appraisal of the properties. The $14.1 million fair value was determined by using the sales comparison and direct capitalization approaches. The appraiser utilized a capitalization rate of 5.5%. There was no gain or loss resulting from the foreclosure of the loan. The key inputs used to determine fair value were determined to be Level 3 inputs. The portfolio was sold in June 2024.

(3) In April 2024, the Company acquired a multifamily portfolio consisting of two properties in Longview, TX via foreclosure. The portfolio served as collateral for a mortgage loan receivable held for investment. There was a $0.4 million gain recognized in connection with the foreclosure of the loan. During June 2024, the Company sold the portfolio for $6.1 million. The fair value at foreclosure was based on the sales price.

(4) In April 2024, the Company acquired a multifamily property in Amarillo, TX via foreclosure. The property served as collateral for a mortgage loan receivable held for investment. The Company determined the fair value of $9.7 million by using the sales comparison approach utilizing a terminal capitalization rate of 8.3%. There was no gain or loss resulting from the foreclosure of the loan. The key inputs used to determine fair value were determined to be Level 3 inputs.

(5) In June 2024, the Company acquired a multifamily portfolio consisting of three properties in Los Angeles, CA via foreclosure. The portfolio served as collateral for a mortgage loan receivable held for investment. The $11.5 million fair value was determined by using the sales comparison approach. There was no gain or loss resulting from the foreclosure of the loan.

(6) In September 2024, the Company acquired an office property in Oakland, CA via foreclosure. The property served as collateral for a mortgage loan receivable held for investment. The $7.5 million fair value was determined by using the sales comparison approach and direct capitalization approach. There was a $5 million charge-off of allowance for credit loss resulting from the acquisition of the property. The Company used a terminal capitalization rate of 7.5%. The key inputs used to determine fair value were determined to be Level 3 inputs. Refer to Note 3, Mortgage Loan Receivables for further details.

The Company acquired the following properties during the year ended December 31, 2023 ($ in thousands):

Acquisition Date		Type	Primary Location(s)	Purchase Price/ Fair Value on the Date of Foreclosure	Ownership Interest (1)
September 2023	(2)	Mixed Use	New York, NY	$ 30,400	100%
November 2023	(3)	Multifamily	Pittsburgh, PA	34,479	100%
December 2023	(4)	Retail	New York, NY	22,647	100%
Total real estate acquisitions				$ 87,526	

(1) Properties were consolidated as of acquisition date.
(2) In September 2023, the Company acquired a multifamily portfolio consisting of four properties in New York, NY via foreclosure. The portfolio served as collateral for a mortgage loan receivable held for investment. The Company obtained a third-party appraisal of the property. The $30.4 million fair value was determined by using the sales comparison and income approaches. The appraiser utilized a terminal capitalization rate of 5.5%. There was no gain or loss resulting from the foreclosure of the loan. The key inputs used to determine fair value were determined to be Level 3 inputs.
(3) In November 2023, the Company acquired a multifamily property in Pittsburgh, PA via foreclosure. The property served as collateral for a mortgage loan receivable held for investment. The Company obtained a third-party appraisal of the property. The $34.5 million fair value was determined by using the sales comparison and income approaches. The appraiser utilized a terminal capitalization rate of 6.00%. There was no gain or loss resulting from the foreclosure of the loan. The key inputs used to determine fair value were determined to be Level 3 inputs.
(4) In December 2023, the Company acquired a retail property in New York, NY via foreclosure. The property served as collateral for two mortgage loan receivables held for investment. The Company obtained a third-party appraisal of the property. The $22.6 million fair value was determined by using the sales comparison and income approaches. The appraiser utilized a terminal capitalization rate of 5.25%. There was no gain or loss resulting from the foreclosure of the loan. The key inputs used to determine fair value were determined to be Level 3 inputs.

Sales

The Company sold the following property during the year ended December 31, 2025 ($ in thousands):

Sales Date	Type	Primary Location(s)	Sales Proceeds	Net Book Value	Realized Gain/ (Loss)	Properties
March 2025	Retail	Jenks, OK	$ 13,079	$ 9,272	$ 3,807	1
Totals			$ 13,079	$ 9,272	$ 3,807	

The Company sold the following properties during the year ended December 31, 2024 ($ in thousands):

Sales Date	Type	Primary Location(s)		Sales Proceeds	Net Book Value	Realized Gain/ (Loss)	Properties
May 2024	Office	Peoria, IL		$ 1,227	$ 2,320	$ (1,093)	1
June 2024	Multifamily	Los Angeles, CA		14,834	13,911	923	3
June 2024	Retail	Waldorf, MD		23,734	11,424	12,310	1
June 2024	Multifamily	Longview, TX	(1)	6,080	6,080	403	2
July 2024	Multifamily	Los Angeles, CA		11,770	11,455	315	1
October 2024	Retail	Bixby, OK		11,335	8,667	2,668	1
December 2024	Multifamily	Amarillo, TX		10,925	8,520	2,405	1
December 2024	Retail	El Centro, CA		5,133	3,374	1,759	1
December 2024	Retail	Woodland Park, CO		4,762	2,911	1,851	1
December 2024	Retail	Bennett, CO		4,241	2,520	1,721	1
December 2024	Retail	Jacksonville, NC		8,244	6,228	2,015	1
Totals				$ 102,285	$ 77,410	$ 25,277	

(1) The Company recognized a $0.4 million gain on foreclosure, which is recognized in gain (loss) on real estate, net on the consolidated statements of income.

The Company sold the following properties during the year ended December 31, 2023 ($ in thousands):

Sales Date	Type	Primary Location(s)	Sales Proceeds	Net Book Value	Realized Gain/ (Loss)	Properties
August 2023	Hotel	San Diego, CA	$ 43,335	$ 34,526	$ 8,808	1
Totals			(1) $ **43,335**	$ **34,526**	$ **8,808**	

(1) Included within sales proceeds is $31.3 million of mortgage financing that was assumed by the buyer.

6.   DEBT OBLIGATIONS, NET

The details of the Company's debt obligations at December 31, 2025 and December 31, 2024 are as follows ($ in thousands):

December 31, 2025

Debt Obligations	Committed Amount	Outstanding Principal Amount	Carrying Value(1)	Average Cost of Funds(2)	Current Maturity	Final Stated Maturity(3)	Carrying Value of Collateral
Senior Unsecured Notes	N/A	2,233,409	2,215,195	5.29%	2027-2031	2027-2031	N/A
Unsecured Revolving Credit Facility	850,000	280,000	280,000	4.91%	12/20/2028	12/20/2029	N/A
Total Unsecured Debt	$ 850,000	$ 2,513,409	$ 2,495,195				N/A
Loan Repurchase Facility	$ 300,000	$ —	$ —	—%	9/27/2028	9/27/2030	$ —
Loan Repurchase Facility	300,000	—	—	—%	10/21/2026	10/21/2026	—
Loan Repurchase Facility	56,000	—	—	—%	4/30/2026	4/30/2029	—
Securities Repurchases	—	627,012	627,012	4.29%	Jan. 2026	Jan. 2026	707,218
Mortgage Debt	N/A	386,543	388,195	5.88%	2026-2034(4)	2027-2048	383,173
Total Debt Obligations, net	$ **1,506,000**	$ **3,526,964**	$ **3,510,402**				$ **1,090,391**

(1) Carrying Value excludes $7.1 million and $3.1 million of unamortized deferred financing costs included in Other Assets related to the Revolving Credit Facilities and Loan Repurchase facilities, respectively.
(2) Interest rates on floating rate debt reflect the applicable index in effect as of December 31, 2025. Excludes deferred financing costs.
(3) Final Stated Maturity assumes extensions at our option are exercised with consent of financing providers, where applicable.
(4) Current maturity of Mortgage Debt based on Anticipated Repayment Dates, if applicable.

Debt Obligations	Committed Amount	Outstanding Principal Amount	Carrying Value(1)	Average Cost of Funds(2)	Current Maturity	Final Stated Maturity(3)	Carrying Value of Collateral
Senior Unsecured Notes	N/A	2,041,557	2,025,053	5.22%	2025-2031	2025-2031	N/A
Unsecured Revolving Credit Facility(4)	725,000	—	—	—%	12/20/2028	12/20/2029	N/A
Total Unsecured Debt	$ 725,000	$ 2,041,557	$ 2,025,053				N/A
Loan Repurchase Facility	500,000	62,738	62,738	6.55%	9/27/2025	9/27/2027	97,254
Loan Repurchase Facility	300,000	—	—	—%	10/21/2027	10/21/2029	—
Loan Repurchase Facility	200,000	—	—	—%	10/3/2025	10/3/2027	14,636
Loan Repurchase Facility	100,000	—	—	—%	1/22/2025	1/22/2026	—
Loan Repurchase Facility	56,000	—	—	—%	4/30/2026	4/30/2029	—
Mortgage Debt	N/A	443,733	446,397	6.09%	2025-2034(5)	2027-2048	451,880
CLO Debt	N/A	601,464	601,429	6.36%	2025-2026(6)	2036-2038	831,270
Total Debt Obligations, net	$ 1,881,000	$ 3,149,492	$ 3,135,617				$ 1,395,040

(1) Carrying value excludes $7.1 million and $2.1 million of unamortized deferred financing costs included in Other Assets related to the Revolving Credit facility and Loan Repurchase facilities, respectively.
(2) Interest rates on floating rate debt reflect the applicable index in effect as of December 31, 2024. Excludes deferred financing costs.
(3) Final Stated Maturity assumes extensions at our option are exercised with consent of financing providers, where applicable.
(4) The obligations under the Unsecured Revolving Credit Facility are secured by equity pledges of certain subsidiaries of the Company.
(5) Anticipated Repayment Dates.
(6) Represents the estimated maturity dates based on the underlying loan maturities.

Senior Unsecured Notes

As of December 31, 2025, the Company had $2.2 billion of senior unsecured notes outstanding. These unsecured financings were comprised of $599.5 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes"), $633.9 million in aggregate principal amount of 4.75% senior notes due 2029 (the "2029 Notes"), $500.0 million in aggregate principal amount of 5.50% senior notes due 2030 (the "2030 Notes") and $500.0 million in aggregate principal amount of 7.00% senior notes due 2031 (the "2031 Notes," collectively with the 2027 Notes, the 2029 Notes, and the 2030 Notes, the "Notes"). The Company currently guarantees the obligations under the Notes and the indenture.

The Notes require interest payments semi-annually in cash in arrears, are unsecured, and in some cases, are subject to an unencumbered assets to unsecured debt covenant. The Company may redeem the Notes prior to their stated maturity, in whole or in part, at any time or from time to time, with required notice and at a redemption price as specified in each respective indenture governing the Notes, plus accrued and unpaid interest, if any, to the redemption date. The board of directors has authorized the Company to repurchase any or all of the Notes from time to time without further approval. During the year ended December 31, 2025, the Company fully redeemed the 5.25% senior notes due 2025 and repurchased $12.4 million of the 2027 Notes, recognizing a loss on extinguishment of debt of $99 thousand and a gain on bond repurchase of $250 thousand, respectively.

Unsecured Revolving Credit Facilities

The Company's Unsecured Revolving Credit Facility is available on a revolving basis to finance the Company's working capital needs and for general corporate purposes. On January 2, 2025, the Company increased the aggregate maximum borrowing amount of the Unsecured Revolving Credit Facility to $850.0 million, following the upsize to $725 million on December 20, 2024. The Unsecured Revolving Credit Facility also allows the Company to enter into additional incremental revolving commitments up to an aggregate facility size of $1.3 billion, subject to certain customary conditions. Borrowings under the Unsecured Revolving Credit Facility bear interest at a rate equal to term SOFR plus a margin of 125 basis points as of December 31, 2025. The margin for borrowings is subject to adjustment based on the Company's credit rating and may range between 77.5 and 170 basis points. As of December 31, 2025, the Company had $280.0 million in outstanding borrowings on the Unsecured Revolving Credit Facility.

Effective May 27, 2025, the date on which the Company received investment grade ratings from Moody's and Fitch, the Unsecured Revolving Credit Facility was automatically amended, the pledge of the shares of (or other ownership or equity interest in) certain subsidiaries was terminated, and each guarantor (other than Ladder Capital Corp and any subsidiary that is a trigger guarantor) was released and discharged from all obligations as a guarantor and/or pledgor.

In September 2025, the Company entered into an unsecured Money Market Borrowing Arrangement to provide short-term financing up to $100 million. The arrangement has a five-year term. No borrowing on this facility is permitted over a quarter end date, and as such, no balance was utilized under this arrangement as of December 31, 2025.

Loan and Securities Repurchase Financing

As of December 31, 2025, the Company is party to three committed master repurchase agreements to finance its lending activities, totaling $656.0 million of credit capacity with no loan repurchase financing outstanding.

Assets pledged as collateral under these facilities are generally limited to first lien whole mortgage loans, mezzanine loans and certain interests in such first mortgage and mezzanine loans. The lenders have sole discretion to include collateral in these facilities and to determine the market value of the collateral. In certain cases, the lenders may require additional collateral, a full or partial repayment of the facilities (margin call) or a reduction in undrawn availability under the facilities.

The Company has also entered into master repurchase agreements with several counterparties to finance real estate securities. The securities that serve as collateral for these borrowings are typically highly liquid AAA-rated CMBS with relatively short duration and significant subordination. As of December 31, 2025, the Company had $627.0 million of securities repurchase debt outstanding.

As of December 31, 2025, no loan repurchase facilities were scheduled to mature within 90 days of December 31, 2025. No counterparties held collateral that exceeded the amounts borrowed under the related loan and securities repurchase agreements by more than $148.1 million, or 10% of the Company's total equity.

Mortgage Loan Financing

The Company typically finances its real estate investments with long-term, non-recourse mortgage financing. These mortgage loans have carrying amounts of $388.2 million and $446.4 million, net of unamortized premiums of $3.1 million and $3.7 million as of December 31, 2025 and December 31, 2024, respectively, representing proceeds received upon financing greater than the contractual amounts due under these agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. The Company recorded $0.7 million, $0.8 million, and $0.6 million of premium amortization for the years ended December 31, 2025, 2024, and 2023, respectively. During the year ended December 31, 2025, the Company modified and extended one term debt agreement financing a property in its real estate portfolio. During the year ended December 31, 2024, the Company executed 16 new term debt agreements to finance properties in its real estate portfolio.

Collateralized Loan Obligations ("CLO") Debt

On July 13, 2021, the Company financed a pool of $607.5 million of loans at an 82% advance rate on a matched term, non-mark-to-market and non-recourse basis in a managed CLO transaction ("LCCM 2021-FL2"), which generated $498.2 million of gross proceeds to Ladder. The Company retained an 18% subordinate and controlling interest in LCCM 2021-FL2. The Company retained control over major decisions made with respect to the administration of the loans in LCCM 2021-FL2, including broad discretion in managing these loans, and had the ability to appoint the special servicer. LCCM 2021-FL2 was a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE. On February 18, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL2 and no longer consolidated this VIE as of March 31, 2025.

On December 2, 2021, the Company financed a pool of $729.4 million of loans at a 77.6% advance rate on a matched term, non-mark-to-market and non-recourse basis in a managed CLO transaction ("LCCM 2021-FL3"), which generated $566.2 million of gross proceeds to Ladder. The Company retained a 15.6% subordinate and controlling interest in the LCCM 2021-FL3 and held two additional tranches totaling 6.8% as investments. The Company retained control over major decisions made with respect to the administration of the loans in LCCM 2021-FL3, including broad discretion in managing these loans, and had the ability to appoint the special servicer. LCCM 2021-FL3 was a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE. On June 16, 2025, the Company redeemed all outstanding obligations of LCCM 2021-FL3 and no longer consolidated this VIE as of June 30, 2025.

As of December 31, 2025, the Company did not have any CLO debt included in debt obligations on its consolidated balance sheets.

At December 31, 2024, the Company had $601.4 million of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheet, as a result, the Company consolidated two CLOs that were considered VIE's on its consolidated balance sheet as of December 31, 2024 ($ in thousands):

	December 31, 2024	
Mortgage loan receivables held for investment, net, at amortized cost	$	831,270
Accrued interest receivable		5,530
Other assets		42,621
Total assets	$	**879,421**
Debt obligations, net	$	601,429
Accrued expenses		1,806
Total liabilities		**603,235**
Net equity in VIEs (eliminated in consolidation)		276,186
Total equity		**276,186**
Total liabilities and equity	$	**879,421**

Financial Covenants

Our borrowings under certain financing agreements are subject to financial covenants, including maximum leverage ratio limits, minimum net worth requirements, minimum liquidity requirements, minimum fixed charge coverage ratio requirements, and minimum unencumbered assets to unsecured debt requirements. The Company was in compliance in all material respects with the covenants under the Company's financing arrangements as of December 31, 2025.

Combined Maturity of Debt Obligations

The following schedule reflects the Company's contractual payments under borrowings by maturity ($ in thousands):

Period ending December 31,	Borrowings by Maturity(1)
2026	$ 653,392
2027	715,346
2028	24,269
2029	949,433
2030	601,176
Thereafter	583,347
Subtotal	**3,526,963**
Debt issuance costs included in senior unsecured notes	(18,214)
Debt issuance costs included in mortgage loan financings	(1,415)
Net premiums included in mortgage loan financings (2)	3,068
Total	**$ 3,510,402**

(1) The allocation of repayments under the Company's committed loan repurchase facilities is based on the earlier of: (i) the final stated maturity date of each agreement; or (ii) the maximum maturity date of the collateral loans, assuming all extension options are exercised by the borrower. Repayments of the Company's mortgage debt are based on the anticipated repayment dates as defined in the mortgage loan agreements.

(2) Represents sales proceeds received in excess of loan amounts sold into securitizations that are amortized as a reduction to interest expense using the effective interest method over the life of the underlying loan.

7. DERIVATIVE INSTRUMENTS

The Company primarily uses derivative instruments to economically manage the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. The following is a breakdown of the derivatives outstanding as of December 31, 2025 and December 31, 2024 ($ in thousands):

December 31, 2025

		Fair Value		Remaining Maturity
Contract Type	Notional	Asset(1)	Liability(1)	(years)
Caps				
1 Month Term SOFR	$ 91,000	$ 1	$ —	0.79
Futures				
10-year Treasury-Note Futures	22,500	263	—	0.22
Total derivatives	$ 113,500	$ 264	$ —	

(1) Shown as derivative instruments in the accompanying consolidated balance sheet.

December 31, 2024

		Fair Value		Remaining Maturity
Contract Type	Notional	Asset(1)	Liability(1)	(years)
Caps				
1 Month Term SOFR	$ 90,000	$ 432	$ —	0.62
Options				
Options	N/A (2)	5	—	0.05
Total credit derivatives	—	5	—	
Total derivatives	$ 90,000	$ 437	$ —	

(1) Shown as derivative instruments in the accompanying consolidated balance sheet.
(2) The Company held 275 options contracts as of December 31, 2024.

The following table summarizes the net realized gains (losses) and unrealized gains (losses) on derivatives, by primary underlying risk exposure, as included in net result from derivatives transactions in the consolidated statements of income for the years ended December 31, 2025, 2024, and 2023 ($ in thousands):

	Year Ended December 31, 2025		
Contract Type	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Caps	$ (463)	$ 504	$ 41
Futures	263	1,591	1,854
Options	—	(60)	(60)
Total	$ (200)	$ 2,035	$ 1,835

	Year Ended December 31, 2024		
Contract Type	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Caps	$ (1,315)	$ 1,562	$ 247
Futures	(545)	5,813	5,268
Options	—	(95)	(95)
Total	$ (1,860)	$ 7,280	$ 5,420

	Year Ended December 31, 2023		
Contract Type	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Caps	$ (895)	$ 1,378	$ 483
Futures	423	834	1,257
Options	82	(341)	(259)
Total	**$ (390)**	**$ 1,871**	**$ 1,481**

Futures

Collateral posted with the Company's futures counterparties is segregated in the Company's books and records. Interest rate futures are centrally cleared by the Chicago Mercantile Exchange ("CME") through a futures commission merchant. Interest rate futures that are governed by an International Swaps and Derivatives Association ("ISDA") agreement provide for bilateral collateral pledging based on the counterparties' market value. The counterparties have the right to re-pledge the collateral posted but have the obligation to return the pledged collateral, or substantially the same collateral, if agreed to by us, as the market value of the interest rate futures change.

The Company is required to post initial margin and daily variation margin for its interest rate futures that are centrally cleared by CME. CME determines the fair value of the Company's centrally cleared futures, including daily variation margin. Variation margin pledged on the Company's centrally cleared interest rate futures is settled against the realized results of these futures.

As of December 31, 2025, 2024, and 2023, the Company's counterparties held $0.6 million, zero, and $2.8 million, respectively, of cash margin as collateral for derivatives, which is included in restricted cash in the consolidated balance sheets.

8. OFFSETTING ASSETS AND LIABILITIES

The following tables present both gross information and net information about derivatives and other instruments eligible for offset in the statement of financial position as of December 31, 2025 and December 31, 2024. The Company's accounting policy is to record derivative asset and liability positions on a gross basis; therefore, the following tables present the gross derivative asset and liability positions recorded on the balance sheets, while also disclosing the eligible amounts of financial instruments and cash collateral to the extent those amounts could offset the gross amount of derivative asset and liability positions. The actual amounts of collateral posted by or received from counterparties may be in excess of the amounts disclosed in the following tables as the following only disclose amounts eligible to be offset to the extent of the recorded gross derivative positions.

The following table represents offsetting of financial assets and derivative assets as of December 31, 2025 ($ in thousands):

| Description | Gross amounts of recognized assets | Gross amounts offset in the balance sheet | Net amounts of assets presented in the balance sheet | Gross amounts not offset in the balance sheet | | Net amount |
				Financial instruments	Cash collateral received/(posted)(1)	
Derivatives	$ 264	$ —	$ 264	$ —	$ (574)	$ (310)
Total	**$ 264**	**$ —**	**$ 264**	**$ —**	**$ (574)**	**$ (310)**

(1) Included in restricted cash on consolidated balance sheet.

The following table represents offsetting of financial liabilities and derivative liabilities as of December 31, 2025 ($ in thousands):

| Description | Gross amounts of recognized liabilities | Gross amounts offset in the balance sheet | Net amounts of liabilities presented in the balance sheet | Gross amounts not offset in the balance sheet | | Net amount |
				Financial instruments collateral	Cash collateral posted/(received)(1)	
Repurchase agreements	$ 627,012	$ —	$ 627,012	$ 627,012	$ —	$ 627,012
Total	**$ 627,012**	**$ —**	**$ 627,012**	**$ 627,012**	**$ —**	**$ 627,012**

(1) Included in restricted cash on consolidated balance sheet.

The following table represents offsetting of financial assets and derivative assets as of December 31, 2024 ($ in thousands):

| Description | Gross amounts of recognized assets | Gross amounts offset in the balance sheet | Net amounts of assets presented in the balance sheet | Gross amounts not offset in the balance sheet | | Net amount |
				Financial instruments	Cash collateral received/(posted)(1)	
Derivatives	$ 437	$ —	$ 437	$ —	$ —	$ 437
Total	**$ 437**	**$ —**	**$ 437**	**$ —**	**$ —**	**$ 437**

(1) Included in restricted cash on consolidated balance sheet.

The following table represents offsetting of financial liabilities and derivative liabilities as of December 31, 2024 ($ in thousands):

| Description | Gross amounts of recognized liabilities | Gross amounts offset in the balance sheet | Net amounts of liabilities presented in the balance sheet | Gross amounts not offset in the balance sheet | | Net amount |
				Financial instruments collateral	Cash collateral posted/(received)(1)	
Repurchase agreements	$ 62,738	$ —	$ 62,738	$ 62,738	$ —	$ 62,738
Total	**$ 62,738**	**$ —**	**$ 62,738**	**$ 62,738**	**$ —**	**$ 62,738**

(1) Included in restricted cash on consolidated balance sheet.

Master netting agreements that the Company has entered into with its derivative and repurchase agreement counterparties allow for netting of the same transaction, in the same currency, on the same date. Assets, liabilities, and collateral subject to master netting agreements as of December 31, 2025 and December 31, 2024 are disclosed in the tables above. The Company does not present its derivative and repurchase agreements net on the consolidated financial statements as it has elected gross presentation.

9. EQUITY

The Company has one outstanding class of common stock, Class A as of December 31, 2025, 2024, and 2023. The Class A common stock is described as follows:

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters on which stockholders generally are entitled to vote. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by the board of directors out of funds legally available to pay dividends. Dividends upon Class A common stock may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of capital stock.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Stock Repurchases

On April 23, 2025, the board of directors authorized the repurchase of $100.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the April 24, 2024 authorization from $66.8 million to $100.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. As of December 31, 2025, the Company has a remaining amount available for repurchase of $90.6 million, which represents 6.5% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.99 per share on such date.

The following tables summarize the Company's repurchase activity of its Class A common stock during the years ended December 31, 2025, 2024, and 2023 ($ in thousands):

	Shares	Amount(1)
Authorizations remaining as of December 31, 2024		$ 67,604
Additional authorizations (2)		33,201
Repurchases paid:		
January 1, 2025 - January 31, 2025	—	—
February 1, 2025 - February 28, 2025	—	—
March 1, 2025 - March 31, 2025	70,506	(805)
April 1, 2025 - April 30, 2025	—	—
May 1, 2025 - May 31, 2025	401,396	(4,151)
June 1, 2025 - June 30, 2025	234,094	(2,456)
July 1, 2025 - July 31, 2025	36,371	(397)
August 1, 2025 - August 31, 2025	43,020	(471)
September 1, 2025 - September 30, 2025	91,321	(1,017)
October 1, 2025 - October 31, 2025	45,052	(477)
November 1, 2025 - November 30, 2025	30,668	(320)
December 1, 2025 - December 31, 2025	12,111	(131)
Authorizations remaining as of December 31, 2025		**$ 90,580**

(1) Amount excludes commissions paid associated with share repurchases.
(2) On April 23, 2025, the Board authorized repurchases up to $100.0 million in aggregate.

	Shares	Amount(1)
Authorizations remaining as of December 31, 2023		$ 44,256
Additional authorizations (2)		31,391
Repurchases paid:		
January 1, 2024 - January 31, 2024	—	—
February 1, 2024 - February 29, 2024	—	—
March 1, 2024 - March 31, 2024	60,000	(647)
April 1, 2024 - April 30, 2024	—	—
May 1, 2024 - May 31, 2024	2,100	(23)
June 1, 2024 - June 30, 2024	17,590	(189)
July 1, 2024 - July 31, 2024	—	—
August 1, 2024 - August 31, 2024	—	—
September 1, 2024 - September 30, 2024	100,001	(1,190)
October 1, 2024 - October 31, 2024	14,131	(159)
November 1, 2024 - November 30, 2024	69,000	(789)
December 1, 2024 - December 31, 2024	448,369	(5,046)
Authorizations remaining as of December 31, 2024		**$ 67,604**

(1) Amount excludes commissions paid associated with share repurchases.
(2) On April 24, 2024, the Board authorized repurchases up to $75.0 million in aggregate.

	Shares	Amount(1)
Authorizations remaining as of December 31, 2022		$ 46,737
Repurchases paid:		
March 1, 2023 - March 31, 2023	250,000	(2,285)
September 1, 2023 - September 30, 2023	19,000	(196)
Authorizations remaining as of December 31, 2023		**$ 44,256**

(1)   Amount excludes commissions paid associated with share repurchases.

Dividends

In order for the Company to maintain its qualification as a REIT under the Code, it must annually distribute at least 90% of its taxable income. The Company has paid and in the future intends to declare regular quarterly distributions to its shareholders in order to continue to qualify as a REIT.

Consistent with IRS guidance, the Company may, subject to a cash/stock election by its shareholders, pay a portion of its dividends in stock, to provide for meaningful capital retention; however, the REIT distribution requirements limit its ability to retain earnings and thereby replenish or increase capital for operations. The timing and amount of future distributions is based on a number of factors, including, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition and contractual restrictions. All dividend declarations are subject to the approval of the Company's board of directors. For taxable years beginning after December 31, 2017 and before January 1, 2026, generally stockholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. The Company believes that its significant capital resources and access to financing will provide the financial flexibility at levels sufficient to meet current and anticipated capital requirements, including funding new investment opportunities, paying distributions to its shareholders and servicing our debt obligations.

The following table presents dividends declared (on a per share basis) of Class A common stock for the years ended December 31, 2025, 2024 and 2023:

Declaration Date	Dividend per Share
March 14, 2025	$ 0.23
June 13, 2025	0.23
September 15, 2025	0.23
December 15, 2025	0.23
Total	**$ 0.92**
March 15, 2024	$ 0.23
June 14, 2024	0.23
September 13, 2024	0.23
December 13, 2024	0.23
Total	**$ 0.92**
March 15, 2023	$ 0.23
June 15, 2023	0.23
September 15, 2023	0.23
December 15, 2023	0.23
Total	**$ 0.92**

The following table presents the tax treatment for our aggregate distributions per share of common stock paid for the years ended December 31, 2025, 2024 and 2023:

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
March 31, 2025	April 15, 2025		0.230	0.217	—	0.011	0.006	0.002	0.217
June 30, 2025	July 15, 2025		0.230	0.217	—	0.011	0.006	0.002	0.217
September 30, 2025	October 15, 2025		0.230	0.217	—	0.011	0.006	0.002	0.217
December 31, 2025	January 15, 2026	(1)	—	—	—	—	—	—	—
Total			**$ 0.690**	**$ 0.651**	**$ —**	**$ 0.033**	**$ 0.018**	**$ 0.006**	**$ 0.651**

(1) The fourth quarter dividend paid on January 15, 2026 was $0.230 and is considered a 2026 dividend for U.S. federal income tax purposes.

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
March 28, 2024	April 15, 2024		0.230	0.195	—	0.035	0.023	—	0.195
June 28, 2024	July 15, 2024		0.230	0.195	—	0.035	0.023	—	0.195
September 30, 2024	October 15, 2024		0.230	0.195	—	0.035	0.023	—	0.195
December 31, 2024	January 15, 2025	(1)	0.230	0.195	—	0.035	0.023	—	0.195
Total			**$ 0.920**	**$ 0.780**	**$ —**	**$ 0.140**	**$ 0.092**	**$ —**	**$ 0.780**

(1) The fourth quarter dividend paid on January 15, 2025 was $0.230 and is considered a 2024 dividend for U.S. federal income tax purposes.

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
March 31, 2023	April 17, 2023		$ 0.230	$ 0.230	$ —	$ —	$ —	$ —	$ 0.230
June 30, 2023	July 17, 2023		0.230	0.230	—	—	—	—	0.230
September 29, 2023	October 16, 2023		0.230	0.230	—	—	—	—	0.230
December 29, 2023	January 16, 2024	(1)	0.230	0.230	—	—	—	—	0.230
Total			**$ 0.920**	**$ 0.920**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 0.920**

(1) The fourth quarter dividend paid on January 16, 2024 was $0.230 and is considered a 2023 dividend for U.S. federal income tax purposes.

Changes in Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income related to the cumulative difference between the fair market value and the amortized cost basis of securities classified as available for sale for the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Accumulated Other Comprehensive Income (Loss) beginning of period	$ (4,866)	$ (13,853)	$ (21,009)
Gain (loss) on available for sale securities, net of tax	731	8,987	7,156
Accumulated Other Comprehensive Income (Loss) end of period	$ (4,135)	$ (4,866)	$ (13,853)

10. NONCONTROLLING INTERESTS

Noncontrolling Interests in Consolidated Ventures

As of December 31, 2025, the Company consolidates two ventures and in each, there are different noncontrolling investors, which own between 10.0% - 25.0% of such ventures. These ventures hold investments in a 40-building student housing portfolio in Isla Vista, CA with a book value of $76.8 million, and a single-tenant office building in Oakland County, MI with a book value of $8.6 million. The Company makes distributions and allocates income from these ventures to the noncontrolling interests in accordance with the terms of the respective governing agreements.

11. EARNINGS PER SHARE

The Company's net income (loss) and weighted average shares outstanding for the years ended December 31, 2025, 2024, and 2023 consist of the following:

($ in thousands except share amounts)	Year Ended December 31,		
	2025	2024	2023
Basic and Diluted Net income (loss) available for Class A common shareholders	$ 64,182	$ 108,255	$ 101,125
Weighted average shares outstanding:			
Basic	125,483,693	125,576,784	124,667,877
Diluted	126,194,691	125,785,295	124,882,398

The calculation of basic and diluted net income (loss) per share amounts for the years ended December 31, 2025, 2024, and 2023 consist of the following:

(In thousands except share and per share amounts) (1)	Year Ended December 31,		
	2025	2024	2023
Basic Net Income (Loss) Per Share of Class A Common Stock			
Numerator:			
Net income (loss) attributable to Class A common shareholders	$ 64,182	$ 108,255	$ 101,125
Denominator:			
Weighted average number of shares of Class A common stock outstanding	125,483,693	125,576,784	124,667,877
Basic net income (loss) per share of Class A common stock	$ 0.51	$ 0.86	$ 0.81
Diluted Net Income (Loss) Per Share of Class A Common Stock			
Numerator:			
Net income (loss) attributable to Class A common shareholders	$ 64,182	$ 108,255	$ 101,125
Diluted net income (loss) attributable to Class A common shareholders	64,182	108,255	101,125
Denominator:			
Basic weighted average number of shares of Class A common stock outstanding	125,483,693	125,576,784	124,667,877
Add - dilutive effect of:			
Incremental shares of unvested Class A restricted stock(1)	710,998	208,511	214,521
Diluted weighted average number of shares of Class A common stock outstanding (2)(3)	126,194,691	125,785,295	124,882,398
Diluted net income (loss) per share of Class A common stock	$ 0.51	$ 0.86	$ 0.81

(1) The Company applies the treasury stock method.
(2) There were 8,438, 274,353 and 367,001 anti-dilutive shares for the years ended December 31, 2025, 2024 and 2023, respectively.

12. STOCK-BASED AND OTHER COMPENSATION PLANS

Summary of Stock and Shares Unvested/Outstanding

The following table summarizes the impact on the consolidated statements of income of the various stock-based compensation plans and other compensation plans ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Stock-based compensation expense	$ 20,329	$ 18,829	$ 18,577
Total Stock-Based Compensation Expense	$ 20,329	$ 18,829	$ 18,577

(1) Variance between twelve months ended December 31, 2025, 2024, and 2023 is primarily due to timing of 2023, 2024 and 2025 employee stock and bonus compensation.

A summary of the grants is presented below:

| | Year Ended December 31, | | | | | |
| | **2025** | | **2024** | | **2023** | |
	Number of Shares	**Weighted Average Fair Value Per Share**	**Number of Shares**	**Weighted Average Fair Value Per Share**	**Number of Shares**	**Weighted Average Fair Value Per Share**
Grants - Class A Common Stock	1,852,016	$ 11.67	1,855,541	$ 10.70	1,417,561	$ 11.58

The table below presents the number of unvested shares of Class A common stock and outstanding stock options at December 31, 2025 and changes during 2025 of the Class A common stock and stock options of Ladder Capital Corp:

	Restricted Stock	**Weighted Average Grant Date Fair Value**	**Stock Options**
Nonvested/Outstanding at December 31, 2024	**2,020,752**	**$ 12.28**	**623,788**
Granted	1,852,016	11.67	—
Vested	(1,778,588)	11.49	—
Expired	—	—	(439,760)
Nonvested/Outstanding at December 31, 2025	**2,094,180**	**$ 12.42**	**184,028**
Exercisable at December 31, 2025 (1)			**184,028**

(1) The weighted average exercise price of outstanding options is $11.86 at December 31, 2025.

At December 31, 2025, there was $10.2 million of total unrecognized compensation cost related to certain share-based compensation awards that is expected to be recognized over a period of up to 32.0 months, with a weighted average remaining vesting period of 21.8 months.

2014 Omnibus Incentive Plan

In connection with the IPO Transactions, the 2014 Ladder Capital Corp Omnibus Incentive Equity Plan (the "2014 Omnibus Incentive Plan") was adopted by the board of directors on February 11, 2014, and provided certain members of management, employees and directors of the Company or its affiliates with additional incentives including grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards.

2023 Omnibus Incentive Plan

At the Company's Annual Meeting held on June 6, 2023, the stockholders of the Company approved the Ladder Capital Corp 2023 Omnibus Incentive Plan (the "2023 Omnibus Incentive Plan"), effective as of the date of the Annual Meeting (the "Effective Date"). The 2023 Omnibus Incentive Plan superseded and replaced the 2014 Omnibus Incentive Plan in its entirety as of the Effective Date.

The aggregate number of shares of the Company's Class A common stock that will be available for issuance to employees, non-employee directors and consultants of the Company and its affiliates under the 2023 Omnibus Incentive Plan will not exceed 3,000,000 shares of Class A common stock, plus an additional amount, not to exceed 10,253,867 shares of Class A common stock, remaining available for new awards under the 2014 Omnibus Incentive Plan as of the Effective Date, subject to the terms and conditions set forth in the 2023 Omnibus Incentive Plan.

Annual Incentive Awards Granted in 2025 with respect to 2024 Performance

For 2024 performance, certain employees received stock-based incentive equity in February 2025. Restricted stock subject to time-based vesting criteria will vest in three installments on February 18 of each of 2026, 2027 and 2028, subject to continued employment on the applicable vesting dates. The Company has elected to recognize the compensation expense related to the time-based vesting of the annual restricted stock awards for the entire award on a straight-line basis over the requisite service period for the entire award. Restricted stock subject to performance criteria is eligible to vest in three equal installments upon the Board's confirmation that the Company achieves a pre-tax return on average equity, based on distributable earnings divided by the Company's average shareholders' equity, equal to or greater than 8% for such year (the "Performance Target") for the years ended December 31, 2025, 2026 and 2027, respectively. If the Company misses the Performance Target during either the first or second calendar year but meets the Performance Target for a subsequent year during the three-year performance period and the Company's return on equity for such subsequent year and any years for which it missed its Performance Target equals or exceeds the compounded pre-tax return on average equity of 8% based on distributable earnings divided by the Company's average shareholders' equity, the performance-vesting restricted stock which failed to vest because the Company previously missed its Performance Target will vest subject to continued employment on the applicable vesting date (the "Catch-Up Provision"). Approximately 2/3 of all the shares subject to attainment of the Performance Target are also subject to the Catch-Up Provision, as the Catch-Up Provision is not available for the missed performance during the third performance year and has the effect of requiring the Company to achieve an average 8% return over the full three-year performance plan in order to be effective. Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition. Therefore, compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The probability of meeting the performance outcome is assessed quarterly.

On February 18, 2025, in connection with 2024 performance, annual stock awards were granted to management employees (each, a "Management Grantee"), with an aggregate grant date fair value of $11 million, which represents 962,821 shares of Class A common stock. The grant to Mr. Harris and approximately half of the grants to each of Ms. McCormack and Mr. Perelman were unrestricted. The other half of incentive equity granted to each of Ms. McCormack and Mr. Perelman is restricted stock subject to attainment of the Performance Target for the applicable years and is also subject to the Catch-Up Provision described above. For the grants to Mr. Miceli and Ms. Porcella (a total of 125,871 shares with an aggregate fair value of $1.5 million), approximately half of the awards are subject to time-based vesting criteria and the remaining half are subject to attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

On February 18, 2025, in connection with 2024 performance, annual stock awards were granted to certain non-management employees ("Non-Management Grantees") with an aggregate grant date fair value of $9.6 million, which represents 825,016 shares of Class A common stock. Of these awards, 21,658 shares were unrestricted, 390,859 shares are subject to time-based vesting criteria and the remaining 412,499 shares are subject to the attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

Other 2025 Restricted Stock Awards

On February 18, 2025, certain members of the board of directors received annual restricted stock awards with a grant date fair value of $0.4 million, representing 32,190 shares of restricted Class A common stock, which will vest in full on the first anniversary of the date of grant, subject to continued service on the board of directors. Compensation expense related to the time-based vesting criteria of the award shall be recognized on a straight-line basis over the one-year vesting period.

Annual Incentive Awards Granted in 2024 with respect to 2023 Performance

For 2023 performance, certain employees received stock-based incentive equity in February 2024. Restricted stock subject to time-based vesting criteria will vest in three installments on February 18 of each of 2025, 2026 and 2027, subject to continued employment on the applicable vesting dates. The Company has elected to recognize the compensation expense related to the time-based vesting of the annual restricted stock awards for the entire award on a straight-line basis over the requisite service period for the entire award. Restricted stock subject to performance criteria is eligible to vest in three equal installments upon the compensation committee's confirmation that the Company achieves the Performance Target for the years ended December 31, 2024, 2025 and 2026, respectively, subject to the Catch-Up Provision as described above.

On February 18, 2024, in connection with 2023 performance, annual stock awards were granted to Management Grantees with an aggregate grant date fair value of $10 million, which represents 937,560 shares of Class A common stock. The grant to Mr. Harris and approximately half of the grants to each of Ms. McCormack and Mr. Perelman were unrestricted. The other half of incentive equity granted to each of Ms. McCormack and Mr. Perelman is restricted stock subject to attainment of the Performance Target for the applicable years and is also subject to the Catch-Up Provision described above. For the grants to Mr. Miceli and Ms. Porcella (a total of 127,275 shares with an aggregate fair value of $1.4 million), approximately half of the awards are subject to time-based vesting criteria and the remaining half are subject to attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

On February 18, 2024, in connection with 2023 performance, annual stock awards were granted to certain Non-Management Grantees with an aggregate grant date fair value of $9.4 million, which represents 882,436 shares of Class A common stock. Of these awards, 22,939 shares were unrestricted, 418,285 shares are subject to time-based vesting criteria and the remaining 441,212 shares are subject to the attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

Other 2024 Restricted Stock Awards

On February 18, 2024, certain members of the board of directors received annual restricted stock awards with a grant date fair value of $0.4 million, representing 35,545 shares of restricted Class A common stock, which will vest in full on the first anniversary of the date of grant, subject to continued service on the board of directors. Compensation expense related to the time-based vesting criteria of the award shall be recognized on a straight-line basis over the one-year vesting period.

Annual Incentive Awards Granted in 2023 with respect to 2022 Performance

For 2022 performance, certain employees received stock-based incentive equity in February 2023. Restricted stock subject to time-based vesting criteria will vest in three installments on February 18 of each of 2024, 2025 and 2026, subject to continued employment on the applicable vesting dates. The Company has elected to recognize the compensation expense related to the time-based vesting of the annual restricted stock awards for the entire award on a straight-line basis over the requisite service period for the entire award. Restricted stock subject to performance criteria is eligible to vest in three equal installments upon the compensation committee's confirmation that the Company achieves the Performance Target for the years ended December 31, 2023, 2024 and 2025, respectively, subject to the Catch-Up Provision as described above.

On February 18, 2023, in connection with 2022 performance, annual stock awards were granted to Management Grantees with an aggregate grant date fair value of $8.5 million, which represents 733,607 shares of Class A common stock. The grant to Mr. Harris and approximately half of the grants to each of Ms. McCormack and Mr. Perelman were unrestricted. The other half of incentive equity granted to each of Ms. McCormack and Mr. Perelman is restricted stock subject to attainment of the Performance Target for the applicable years and is also subject to the Catch-Up Provision described above. For the grants to Mr. Miceli and Ms. Porcella (a total of 101,344 shares with an aggregate fair value of $1.2 million), approximately half of the awards are subject to time-based vesting criteria and the remaining half are subject to attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

On February 18, 2023, in connection with 2022 performance, annual stock awards were granted to certain Non-Management Grantees with an aggregate grant date fair value of $7.5 million, which represents 651,429 shares of Class A common stock. Of these awards, 19,558 shares were unrestricted, 306,162 shares are subject to time-based vesting criteria and the remaining 325,709 shares are subject to the attainment of the Performance Target, including the Catch-Up Provision, for the applicable years.

Other 2023 Restricted Stock Awards

On February 18, 2023, certain members of the board of directors received annual restricted stock awards with a grant date fair value of $0.4 million, representing 32,525 shares of restricted Class A common stock, which will vest in full on the first anniversary of the date of grant, subject to continued service on the board of directors. Compensation expense related to the time-based vesting criteria of the award shall be recognized on a straight-line basis over the one-year vesting period.

Change in Control

Upon a change in control (as defined in the respective award agreements), restricted stock awards to Mr. Miceli, Ms. McCormack, Mr. Perelman, Ms. Porcella (for her February 18, 2024 award), and one Non-Management Grantee will become fully vested if: (1) such Grantee continues to be employed through the closing of the change in control; or (2) after the signing of definitive documentation related to the change in control, but prior to its closing, such Grantee's employment is terminated without cause or due to death or disability or the Grantee resigns for Good Reason, as defined in each Grantee's employment agreement. The compensation committee retains the right, in its sole discretion, to provide for the accelerated vesting (in whole or in part) of the restricted stock awards granted.

In the event a Non-Management Grantee (except for the one grantee mentioned above and including Ms. Porcella, in regards to her awards granted prior to February 18, 2024), is terminated by the Company without cause within six months of certain changes in control, all unvested time shares shall vest on the termination date and all unvested performance shares shall remain outstanding and be eligible to vest (or be forfeited) in accordance with the performance conditions.

Performance Target

On September 18, 2025, the Company changed the Performance Target to 6% for all shares eligible to vest based on the Company's performance for the years ended December 31, 2025, 2026 and 2027. Because the awards were already expected to vest under the original performance conditions, and the modification did not increase the award's fair value, no incremental compensation cost was recognized. There are currently 36 Ladder employees who were affected by the modification.

13.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is based upon internal models, using market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity. The fair value of the mortgage loan receivables held for sale is based upon a securitization model utilizing market data from recent securitization spreads and pricing.

Fair Value Summary Table

The carrying values and estimated fair values of the Company's financial instruments, which are both reported at fair value on a recurring basis or amortized cost/par, at December 31, 2025 and December 31, 2024 are as follows ($ in thousands):

December 31, 2025

						Weighted Average	
Assets:	Principal Amount		Amortized Cost Basis/ Purchase Price	Fair Value	Fair Value Method	Yield %	Remaining Maturity/ Duration (years)
CMBS(1)	$ 2,070,492		$ 2,069,307	$ 2,064,922	Internal model	5.31 %	2.97
CMBS interest-only(1)	347,200	(2)	1,283	1,275	Internal model	8.63 %	0.52
GNMA interest-only(3)	29,203	(2)	95	167	Internal model	9.24 %	3.27
Agency securities(1)	2		2	2	Internal model	3.04 %	0.19
Corporate bonds(1)	9,250		9,231	9,240	Internal model	8.58 %	2.60
Equity securities(3)	N/A		12,910	12,699	Observable market prices	N/A	N/A
Mortgage loan receivables held for investment, net, at amortized cost(4)	2,234,346		2,217,375	2,214,987	Discounted Cash Flow(5)	7.76 %	1.57
Mortgage loan receivables held for sale	31,350		27,986	27,986	Internal model, third-party inputs(6)	4.57 %	6.92
Nonhedge derivatives(1)(7)	113,500		264	264	Counterparty quotations	N/A	0.22
Liabilities:							
Repurchase agreements - short-term	627,012		627,012	627,012	Cost plus Accrued Interest(8)	4.29 %	0.04
Unsecured Revolving Credit Facility	280,000		280,000	280,000	(9)	2.42 %	2.97
Mortgage loan financing	386,543		388,195	385,460	Discounted Cash Flow	5.88 %	4.01
Senior unsecured notes	2,233,409		2,215,195	2,265,416	Internal model	5.29 %	3.54

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Balance does not include impact of allowance for current expected credit losses of $47.1 million at December 31, 2025.
(5) Fair value for floating rate mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days) and no significant change in credit spreads since origination. Fair value for fixed rate mortgage loan receivables, held for investment is measured using a discounted cash flow model.
(6) Fair value for mortgage loan receivables, held for sale is measured using a hypothetical securitization model utilizing market data from recent securitization spreads and pricing.
(7) The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(8) For repurchase agreements - short term, the value approximates the cost plus accrued interest.
(9) Fair value for the Unsecured Revolving Credit Facility is estimated to approximate the outstanding face.

December 31, 2024

Assets:	Principal Amount		Amortized Cost Basis/ Purchase Price	Fair Value	Fair Value Method	Weighted Average	
						Yield %	Remaining Maturity/ Duration (years)
CMBS(1)	$ 1,065,985		$ 1,063,835	$ 1,058,873	Internal model	6.13 %	2.41
CMBS interest-only(1)	769,724	(2)	3,149	3,244	Internal model	7.81 %	0.87
GNMA interest-only(3)	32,710	(2)	160	155	Internal model	9.38 %	3.64
Agency securities(1)	11		11	11	Internal model	2.60 %	0.58
Equity securities(3)	N/A		19,511	18,575	Observable market prices	N/A	N/A
Mortgage loan receivables held for investment, net, at amortized cost(4)	1,596,277		1,591,322	1,575,911	Discounted Cash Flow(5)	9.36 %	0.86
Mortgage loan receivables held for sale	31,350		26,898	26,898	Internal model, third-party inputs(6)	4.57 %	7.18
Nonhedge derivatives(1)(9)	90,000		437	437	Counterparty quotations	N/A	0.62
Liabilities:							
Repurchase agreements - short-term	62,738		62,738	62,738	Cost plus Accrued Interest(7)	6.55 %	0.74
Mortgage loan financing	443,733		446,397	435,048	Discounted Cash Flow	6.09 %	3.36
CLO debt	601,464		601,380	601,430	Discounted Cash Flow(8)	2.01 %	0.98
Senior unsecured notes	2,041,557		2,025,053	2,001,207	Internal model	5.22 %	3.72

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Balance does not include impact of allowance for current expected credit losses of $52.3 million at December 31, 2024.
(5) Fair value for floating rate mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days) and no significant change in credit spreads since origination. Fair value for fixed rate mortgage loan receivables, held for investment is measured using a discounted cash flow model.
(6) Fair value for mortgage loan receivables, held for sale is measured using a hypothetical securitization model utilizing market data from recent securitization spreads and pricing.
(7) For repurchase agreements - short term, the value approximates the cost plus accrued interest.
(8) For CLO debt, the carrying value approximates the fair value discounting the expected cash flows at current market rates. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any positions.
(9) The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.

The following table summarizes the Company's financial assets and liabilities, which are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at December 31, 2025 and December 31, 2024 ($ in thousands):

December 31, 2025

Financial Instruments Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
CMBS(1)	$ 2,061,579	$ —	$ 2,056,177	$ —	$ 2,056,177
CMBS interest-only(1)	339,241 (2)	—	1,171	—	1,171
GNMA interest-only(3)	29,203 (2)	—	167	—	167
Agency securities(1)	2	—	2	—	2
Corporate bonds(1)	9,250	—	9,240	—	9,240
Equity securities	N/A	12,699	—	—	12,699
Nonhedge derivatives(4)	113,500	264	—	—	264
		$ 12,963	$ 2,066,757	$ —	$ 2,079,720

Financial Instruments Not Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
Mortgage loan receivables held for investment, net, at amortized cost(5)	$ 2,234,346	$ —	$ —	$ 2,214,987	$ 2,214,987
Mortgage loan receivable held for sale(6)	31,350	—	—	27,986	27,986
CMBS(7)	8,913	—	8,745	—	8,745
CMBS interest-only(7)	7,958	—	104	—	104
		$ —	$ 8,849	$ 2,242,973	$ 2,251,822
Liabilities:					
Repurchase agreements - short-term	$ 627,012	$ —	$ 627,012	$ —	$ 627,012
Unsecured Revolving Credit Facility	280,000	—	—	280,000	280,000
Mortgage loan financing	386,543	—	—	385,460	385,460
Senior unsecured notes	2,233,409	—	2,265,416	—	2,265,416
		$ —	$ 2,892,428	$ 665,460	$ 3,557,888

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(5) Balance does not include impact of allowance for current expected credit losses of $47.1 million at December 31, 2025.
(6) A lower of cost or market adjustment was recorded as of December 31, 2025.
(7) Restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust, are classified as held-to-maturity and reported at amortized cost.

Financial Instruments Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
CMBS(1)	$ 1,056,844	$ —	$ 1,049,986	$ —	$ 1,049,986
CMBS interest-only(1)	761,537 (2)	—	3,037	—	3,037
GNMA interest-only(3)	32,710 (2)	—	155	—	155
Agency securities(1)	11	—	11	—	11
Equity securities	N/A	18,575	—	—	18,575
Nonhedge derivatives(4)	90,000	—	437	—	437
		$ 18,575	$ 1,053,626	$ —	$ 1,072,201

Financial Instruments Not Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
Mortgage loan receivables held for investment, net, at amortized cost(5)	$ 1,596,277	$ —	$ —	$ 1,575,911	$ 1,575,911
Mortgage loan receivable held for sale(6)	31,350	—	—	26,898	26,898
CMBS(7)	9,142	—	8,887	—	8,887
CMBS interest-only(7)	8,187	—	207	—	207
		$ —	$ 9,094	$ 1,602,809	$ 1,611,903
Liabilities:					
Repurchase agreements - short-term	$ 62,738	$ —	$ 62,738	$ —	$ 62,738
Mortgage loan financing	443,733	—	—	435,048	435,048
CLO debt	601,464	—	601,430	—	601,430
Senior unsecured notes	2,041,557	—	2,001,207	—	2,001,207
		$ —	$ 2,665,375	$ 435,048	$ 3,100,423

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(5) Balance does not include impact of allowance for current expected credit losses of $52.3 million at December 31, 2024.
(6) A lower of cost or market adjustment was recorded as of December 31, 2024.
(7) Restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust, are classified as held-to-maturity and reported at amortized cost.
(8) As of December 31, 2024, the Company determined that $2.0 billion of senior unsecured notes were Level 2 based on the Company's increased observability of the inputs used to internally value the senior unsecured notes.

The Company did not have any Level 3 financial instruments as of December 31, 2025 and December 31, 2024.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may be impaired. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or write-down of assets value due to impairment. Refer to Note 3, Mortgage Loan Receivables and Note 5, Real Estate and Related Lease Intangibles, Net, for disclosure of Level 3 inputs for certain assets measured on a nonrecurring basis.

14. INCOME TAXES

The Company elected to be taxed as a REIT under the Internal Revenue Code ("the Code"), commencing with the taxable year ended December 31, 2015 (the REIT Election"). As such, the Company's income is generally not subject to U.S. federal, state and local corporate income taxes, or taxes in foreign jurisdictions other than as described below.

Certain of the Company's subsidiaries have elected to be treated as TRSs. TRSs permit the Company to participate in certain activities from which REITs are generally precluded, as long as these activities meet specific criteria, are conducted within the parameters of certain limitations established by the Code, and are conducted in entities which elect to be treated as taxable subsidiaries under the Code. To the extent these criteria are met, the Company will continue to maintain its qualification as a REIT. The Company's TRSs are not consolidated for U.S. federal income tax purposes, but are instead taxed as corporations. For financial reporting purposes, a provision for current and deferred taxes is established for the portion of earnings recognized by the Company with respect to its interest in TRSs.

Components of the provision for income taxes consist of the following ($ in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current expense (benefit)			
U.S. federal	$ 973	$ 1,321	$ 2,204
State and local	494	443	858
Total current expense (benefit)	1,467	1,764	3,062
Deferred expense (benefit)			
U.S. federal	1,091	940	964
State and local	935	744	218
Total deferred expense (benefit)	2,026	1,684	1,182
Provision for income tax expense (benefit)	**$ 3,493**	**$ 3,448**	**$ 4,244**

A reconciliation between the U.S. federal statutory income tax rate and the effective tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,	
	2025	
U.S. statutory tax rate	$ 14,109	21.00 %
State and local income tax, net of Federal income tax effect (1)	1,136	1.69 %
Foreign tax effects		
Cayman Islands non-taxable income	(6,677)	(9.94)%
Change in valuation allowance	73	0.11 %
Nontaxable or nondeductible items		
REIT income not subject to corporate income tax	(5,822)	(8.67)%
Section 162(m) executive compensation limitation	1,807	2.69 %
Other	(146)	(0.22)%
Other Adjustments		
Capital loss utilization	(987)	(1.46)%
Effective income tax rate	**$ 3,493**	**5.20 %**

(1) State and local taxes in Illinois and New York City made up the majority of the tax effect in this category.

	Year Ended December 31,	
	2024	**2023**
U.S. statutory tax rate	21.00 %	21.00 %
REIT income not subject to corporate income tax	(16.50)%	(15.22)%
Increase due to state and local taxes	0.47 %	1.07 %
Change in valuation allowance	(0.09)%	(1.57)%
Offshore non-taxable income	(3.97)%	(3.79)%
Uncertain tax position recorded (released)	— %	0.14 %
Section 163(j) interest expense limitation	0.35 %	0.17 %
REIT income taxes	0.03 %	0.14 %
Return to provision	0.50 %	(0.23)%
Section 162(m) executive compensation limitation	1.51 %	1.42 %
Other	(0.34)%	0.92 %
Effective income tax rate	**2.96 %**	**4.05 %**

The differences between the Company's statutory rate and effective tax rate are largely determined by the amount of income subject to tax by the Company's TRS subsidiaries. The Company expects that its future effective tax rate will be determined in a similar manner.

As of December 31, 2025 and 2024, the Company's net deferred tax assets (liabilities) were $(6.7) million and $(4.6) million, respectively, and are included in other assets (liabilities) in the Company's consolidated balance sheets. The Company believes it is more likely than not that the deferred tax assets (aside from the exception noted below) will be realized in the future. Realization of the deferred tax assets (liabilities) is dependent upon the Company's generation of sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income change.

The Company has recorded deferred tax assets related to net operating losses in the taxable REIT subsidiaries that are expected to be fully utilized in future periods. The net operating loss subject to unlimited carryforward is $0.9 million as of December 31, 2025.

The components of the Company's deferred tax assets and liabilities are as follows ($ in thousands):

	December 31, 2025		December 31, 2024	
Deferred Tax Assets				
NOL Carryforward	$	576	$	635
Net unrealized losses		486		486
Capital losses carryforward		—		201
Valuation allowance		—		(201)
Interest expense limitation		2,111		1,974
Valuation allowance		(2,121)		(1,974)
Total Deferred Tax Assets	**$**	**1,052**	**$**	**1,121**

	December 31, 2025		December 31, 2024	
Deferred Tax Liability				
Basis difference in operating partnerships	$	7,721	$	5,764
Total Deferred Tax Liability	**$**	**7,721**	**$**	**5,764**

As of December 31, 2024, the Company had $0.2 million of deferred tax assets relating to capital losses which it may only use to offset capital gains. A portion of these tax attributes expired unused on December 31, 2025.

The Company's tax returns are subject to audit by taxing authorities. Generally, as of December 31, 2025, the tax years 2022-2025 remain open to examination by the major taxing jurisdictions in which the Company is subject to taxes. Two of the Company's subsidiary entities are currently under audit in New York City for tax years 2014-2020 and 2024, respectively. The Company does not expect these audits to result in any material changes to the Company's financial position or performance. In April 2023, a settlement was reached for $2.6 million with New York City pertaining to an audit of the Company for the years 2012-2013 resulting in an incremental income tax expense of $0.2 million for the twelve months ended December 31, 2023. The Company does not expect tax expense to have an impact on either short or long-term liquidity or capital needs.

Under U.S. GAAP, a tax benefit related to an income tax position may be recognized when it is more likely than not that the position will be sustained upon examination by the tax authorities based on the technical merits of the position. As of December 31, 2025 and 2024 the Company did not have any unrecognized tax benefits. As of December 31, 2025, the Company has not recognized interest or penalties related to uncertain tax positions. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record a significant liability for unrecognized tax benefits within the next twelve months.

On July 4, 2025, H.R.1, referred to as the One Big Beautiful Bill Act ("OBBBA"), was signed into law. OBBBA permanently extends and modifies certain provisions of the Tax Cuts and Jobs Act of 2017, including the Internal Revenue Code Section 199A qualified business income deduction that allows certain investors to continue deducting 20% of their qualified REIT dividends. Additionally, OBBBA modifies the REIT asset test requirement with respect to TRSs, providing that not more than 25% (previously 20%) of the gross value of a REIT's assets may be represented by securities of TRS subsidiaries (effective in 2026). The OBBBA legislation is not expected to have a material impact on our effective tax rate, deferred tax position, or results of operations in 2025.

15. RELATED PARTY TRANSACTIONS

The Company has no material related party relationships to disclose.

16. COMMITMENTS AND CONTINGENCIES
Leases

As of December 31, 2025, the Company had a $(14.3) million lease liability and a $13.3 million right-of-use asset on its consolidated balance sheets recorded within other liabilities and other assets, respectively. The right-of-use lease asset relates to the Company's operating leases of office space. Right-of use lease assets initially equal the lease liability. During the years ended December 31, 2025 and 2024, the Company recognized $3.7 million and $2.2 million, respectively in operating expenses in its consolidated statements of income relating to operating leases.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2025 are as follows ($ in thousands):

Period ending December 31,	Minimum Lease Payments
2026	$ 2,597
2027	2,232
2028	2,306
2029	2,409
2030	2,409
Thereafter	6,220
Total undiscounted cash flows	**18,173**
Present value discount (1)	(3,909)
Lease liabilities (2)	**$ 14,264**

(1) Lease liabilities were discounted at the Company's weighted average incremental borrowing rate, estimated at the time of lease commencement, for similar collateral, which was 6.59%. The average remaining lease term is 7.4 years.
(2) The Company has a five-year extension option on its corporate headquarters office at 320 Park Avenue, New York, New York, which is not reflected in the total lease liability.

Unfunded Loan Commitments

As of December 31, 2025, the Company's off-balance sheet arrangements consisted of $93.4 million of unfunded commitments on mortgage loan receivables held for investment to provide additional first mortgage loan financing over the next three years at rates to be determined at the time of funding. 49% of these unfunded commitments require the occurrence of certain "good news" events, such as the owner concluding a lease agreement with a major tenant in the building or reaching some pre-determined net operating income. As of December 31, 2024, the Company's off-balance sheet arrangements consisted of $34.6 million of unfunded commitments on mortgage loan receivables held for investment to provide additional first mortgage loan financing.

Commitments are subject to the Company's loan borrowers' satisfaction of certain financial and nonfinancial covenants and may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring. The Company carefully monitors the progress of work at properties that serve as collateral underlying its commercial mortgage loans, including the progress of capital expenditures, construction, leasing and business plans in light of current market conditions. These commitments are not reflected on the consolidated balance sheets.

Unsettled Trades

As of December 31, 2025, there were no material unsettled trades. As of December 31, 2024, the Company had $10.0 million of U.S. Treasury securities traded and not yet settled on its consolidated balance sheet. The U.S. Treasury securities are recorded within other assets, and the related payable is recorded within other liabilities. These balances relate to the Company's purchase of U.S. Treasury securities with maturities of less than three months, which will be recorded within cash and cash equivalents upon settlement. The payable within other liabilities at December 31, 2024 was paid during the year ended December 31, 2025.

17. SEGMENT REPORTING

The Company has determined that it has three reportable segments based on how the chief operating decision maker ("CODM"), the Chief Executive Officer, reviews and manages the business. The CODM uses net income (loss) to measure segment operating performance. All of the Company's expenses are reviewed regularly and are included in segment operating performance. These reportable segments include loans, securities, and real estate. The loans segment includes all of the Company's activities related to mortgage loan receivables held for investment (balance sheet loans) and mortgage loan receivables held for sale (conduit loans). The securities segment includes of all of the Company's activities related to securities, which include investments in CMBS, U.S. Agency securities, corporate bonds, equity securities and U.S. Treasury securities not classified as cash and cash equivalents. The real estate segment includes all of the Company's activities related to net leased properties, other diversified real estate and investments in unconsolidated ventures. Corporate/other includes cash and cash equivalents, senior unsecured notes, compensation and employee benefits, operating expenses, and unallocated items including any inter-segment eliminations necessary to reconcile to consolidated Company totals.

The Company evaluates performance based on the following financial measures for each segment ($ in thousands):

Year ended December 31, 2025	Loans	Securities	Real Estate (1)	Corporate/ Other(2)	Company Total
Net interest income					
Interest income	$ 152,303	$ 99,689	$ 264	$ 14,638	$ 266,894
Interest expense	(14,653)	(11,621)	(25,490)	(123,153)	(174,917)
Net interest income (expense)	137,650	88,068	(25,226)	(108,515)	91,977
(Provision for) release of loan loss reserves	157	—	—	—	157
Net interest income (expense) after provision for (release of) loan reserves	137,807	88,068	(25,226)	(108,515)	92,134
Other income (loss)					
Real estate operating income	—	—	99,308	—	99,308
Net result from mortgage loan receivables held for sale	4,716	—	—	—	4,716
Gain (loss) on real estate, net	—	—	3,807	—	3,807
Fee and other income	8,860	6,069	66	—	14,995
Net result from derivative transactions	1,301	—	42	492	1,835
Earnings (loss) from investment in unconsolidated ventures	—	—	(1,415)	—	(1,415)
Gain (loss) on extinguishment of debt	—	—	—	151	151
Total other income (loss)	14,877	6,069	101,808	643	123,397
Costs and expenses					
Compensation and employee benefits	—	—	—	(52,735)	(52,735)
Operating expenses	—	—	—	(19,426)	(19,426)
Real estate operating expenses	—	—	(40,475)	—	(40,475)
Investment related expenses	(1,478)	(178)	(493)	(1,563)	(3,712)
Depreciation and amortization	—	—	(31,550)	(445)	(31,995)
Total costs and expenses	(1,478)	(178)	(72,518)	(74,169)	(148,343)
Income (loss) before taxes	**151,206**	**93,959**	**4,064**	**(182,041)**	**67,188**
Income tax (expense) benefit	—	—	—	(3,493)	(3,493)
Segment net income (loss)	**$ 151,206**	**$ 93,959**	**$ 4,064**	**$ (185,534)**	**$ 63,695**
Total assets as of December 31, 2025	**$ 2,198,224**	**$ 2,088,285**	**$ 748,006**	**$ 118,035**	**$ 5,152,550**

Year ended December 31, 2024	Loans	Securities	Real Estate (1)	Corporate/ Other(2)	Company Total
Net interest income					
Interest income	$ 247,432	$ 43,069	$ 352	$ 67,772	$ 358,625
Interest expense	(92,187)	(61)	(32,097)	(97,192)	(221,537)
Net interest income (expense)	155,245	43,008	(31,745)	(29,420)	137,088
(Provision for) release of loan loss reserves	(13,933)	—	—	—	(13,933)
Net interest income (expense) after provision for (release of) loan reserves	141,312	43,008	(31,745)	(29,420)	123,155
Other income (loss)					
Real estate operating income	—	—	98,681	—	98,681
Net result from mortgage loan receivables held for sale(3)	2,700	—	—	(2,670)	30
Gain (loss) on real estate, net	—	—	25,277	—	25,277
Fee and other income	19,003	(655)	52	300	18,700
Net result from derivative transactions	185	80	248	4,907	5,420
Earnings (loss) from investment in unconsolidated ventures	—	—	(79)	—	(79)
Gain (loss) on extinguishment of debt	—	—	—	188	188
Total other income (loss)	21,888	(575)	124,179	2,725	148,217
Costs and expenses					
Compensation and employee benefits	—	—	—	(60,671)	(60,671)
Operating expenses	—	—	—	(19,193)	(19,193)
Real estate operating expenses	—	—	(40,568)	—	(40,568)
Investment related expenses	(4,946)	(183)	(573)	(2,016)	(7,718)
Depreciation and amortization	—	—	(31,888)	(439)	(32,327)
Total costs and expenses	(4,946)	(183)	(73,029)	(82,319)	(160,477)
Income (loss) before taxes	**158,254**	**42,250**	**19,405**	**(109,014)**	**110,895**
Income tax (expense) benefit	—	—	—	(3,448)	(3,448)
Segment net income (loss)	**$ 158,254**	**$ 42,250**	**$ 19,405**	**$ (112,462)**	**$ 107,447**
Total assets as of December 31, 2024	**$ 1,565,897**	**$ 1,080,839**	**$ 690,726**	**$ 1,507,611**	**$ 4,845,073**

Year ended December 31, 2023	Loans	Securities	Real Estate (1)	Corporate/ Other(2)	Company Total
Net interest income					
Interest income	$ 341,840	$ 32,479	$ 12	$ 32,953	$ 407,284
Interest expense	(122,420)	(3,177)	(31,443)	(88,057)	(245,097)
Net interest income (expense)	219,420	29,302	(31,431)	(55,104)	162,187
(Provision for) release of loan loss reserves	(25,096)	—	—	—	(25,096)
Net interest income (expense) after provision for (release of) loan reserves	194,324	29,302	(31,431)	(55,104)	137,091
Other income (loss)					
Real estate operating income	—	—	96,950	—	96,950
Net result from mortgage loan receivables held for sale	(523)	—	—	—	(523)
Gain (loss) on real estate, net	—	—	8,808	—	8,808
Fee and other income	8,237	(232)	300	626	8,931
Net result from derivative transactions	404	595	482	—	1,481
Earnings (loss) from investment in unconsolidated ventures	—	—	758	—	758
Gain (loss) on extinguishment of debt	—	—	—	10,718	10,718
Total other income (loss)	8,118	363	107,298	11,344	127,123
Costs and expenses					
Compensation and employee benefits	—	—	—	(63,618)	(63,618)
Operating expenses	—	—	—	(19,503)	(19,503)
Real estate operating expenses	—	—	(37,587)	—	(37,587)
Investment related expenses	(6,310)	(191)	(903)	(1,443)	(8,847)
Depreciation and amortization	—	—	(29,482)	(432)	(29,914)
Total costs and expenses	(6,310)	(191)	(67,972)	(84,996)	(159,469)
Income (loss) before taxes	196,132	29,474	7,895	(128,756)	104,745
Income tax (expense) benefit	—	—	—	(4,244)	(4,244)
Segment net income (loss)	$ 196,132	$ 29,474	$ 7,895	$ (133,000)	$ 100,501
Total assets as of December 31, 2023	$ 3,138,794	$ 485,533	$ 733,319	$ 1,155,031	$ 5,512,677

(1) Includes the Company's investment in unconsolidated ventures that held real estate of $44.5 million, $19.9 million and $6.9 million as of December 31, 2025, 2024 and 2023, respectively. This segment also includes the Company's capital improvements of real estate of $8.3 million, $6.5 million and $4.4 million as of December 31, 2025, 2024 and 2023, respectively.

(2) Corporate/Other represents all corporate level and unallocated items including any inter-segment eliminations necessary to reconcile to consolidated Company totals. Corporate/Other includes the Company's investment in FHLB stock of $5.2 million as of December 31, 2023 and the Company's senior unsecured notes of $2.2 billion, $2.0 billion and $1.6 billion as of December 31, 2025, 2024 and 2023, respectively. Corporate/Other also includes the Company's stock-based compensation expense of $20.3 million, $18.8 million and $18.6 million, within compensation and employee benefits as of December 31, 2025, 2024 and 2023, respectively.

(3) Includes $3.6 million of realized gains from sales of conduit mortgage loans collateralized by net leased properties in the Company's real estate segment that eliminate in consolidation for the year ended December 31, 2025.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance date of the financial statements and determined that no additional disclosure is necessary.

Schedule III-Real Estate and Accumulated Depreciation
Ladder Capital Corp
December 31, 2025
($ in thousands)

Description	Encumbrances	Initial Cost to Company Land	Building	Intangibles	Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period Land	Building	Intangibles	Total	Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
Real Estate:													
Retail Property in Newburgh, IN	$ 856	$ 126	$ 954	$ 178	$ —	$ 126	$ 954	178	$ 1,258	$ (160)	10/13/20	2020	45 years
Retail Property in Newburgh, IN	905	213	873	220	—	213	873	220	1,306	(183)	03/16/20	2020	45 years
Retail Property in Isanti, MN	990	249	894	297	—	249	894	297	1,440	(174)	03/16/20	2020	55 years
Retail Property in Little Falls, MN	847	199	783	249	—	199	783	249	1,231	(162)	03/10/20	2020	55 years
Retail Property in Waterloo, IA	853	130	896	214	—	130	896	214	1,240	(184)	01/30/20	2019	45 years
Retail Property in Sioux City, IA	909	220	876	222	—	220	876	222	1,318	(189)	01/30/20	2019	45 years
Retail Property in Wardsville, MO	978	257	919	202	—	257	919	202	1,378	(202)	11/22/19	2019	40 years
Retail Property in Kincheloe, MI	883	58	939	229	—	58	939	229	1,226	(199)	11/22/19	2019	45 years
Retail Property in Clinton, IN	1,034	269	954	204	—	269	954	204	1,427	(191)	11/22/19	2019	44 years
Retail Property in Saginaw, MI	950	96	1,014	210	—	96	1,014	210	1,320	(222)	10/04/19	2019	45 years
Retail Property in Rolla, MO	933	110	1,011	188	—	110	1,011	188	1,309	(224)	10/04/19	2019	40 years
Retail Property in Sullivan, IL	1,173	340	981	257	—	340	981	257	1,578	(200)	09/13/19	2019	50 years
Retail Property in Becker, MN	932	136	922	188	—	136	922	188	1,246	(182)	09/13/19	2019	55 years
Retail Property in Adrian, MO	857	136	884	191	—	136	884	191	1,211	(191)	09/13/19	2019	45 years
Retail Property in Chillicothe, IL	1,023	227	1,047	245	—	227	1,047	245	1,519	(218)	09/05/19	2019	50 years
Retail Property in Poseyville, IN	866	160	947	194	—	160	947	194	1,301	(202)	08/13/19	2019	44 years
Retail Property in Dexter, MO	869	141	890	177	—	141	890	177	1,208	(195)	07/09/19	2019	40 years
Retail Property in Hubbard Lake, MI	910	40	1,017	203	—	40	1,017	203	1,260	(226)	07/09/19	2019	40 years
Retail Property in Fayette, MO	1,080	107	1,168	219	—	107	1,168	219	1,494	(259)	06/26/19	2019	40 years

		Initial Cost to Company			Costs Capitalized Subsequent to	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and	Date	Year	Life on which Depreciation in Latest Statement of Income is
Description	Encumbrances	Land	Building	Intangibles	Acquisition	Land	Building	Intangibles	Total	Amortization	Acquired	Built	Computed
Retail Property in Centralia, IL	939	200	913	193	—	200	913	193	1,306	(226)	04/25/19	2019	40 years
Retail Property in Trenton, MO	882	396	628	202	—	396	628	202	1,226	(226)	02/26/19	2019	30 years
Retail Property in Houghton Lake, MI	945	124	939	241	—	124	939	241	1,304	(237)	02/26/19	2018	40 years
Retail Property in Pelican Rapids, MN	903	78	1,016	169	—	78	1,016	169	1,263	(310)	12/26/18	2018	30 years
Retail Property in Carthage, MO	832	225	766	176	—	225	766	176	1,167	(205)	12/26/18	2018	40 years
Retail Property in Bolivar, MO	880	186	876	182	—	186	876	182	1,244	(226)	12/26/18	2018	40 years
Retail Property in Pinconning, MI	937	167	905	221	—	167	905	221	1,293	(211)	12/06/18	2018	45 years
Retail Property in New Hampton, IA	1,002	177	1,111	187	—	177	1,111	187	1,475	(313)	11/30/18	2018	35 years
Retail Property in Ogden, IA	855	107	931	153	—	107	931	153	1,191	(272)	10/03/18	2018	35 years
Retail Property in Wonder Lake, IL	934	221	888	214	—	221	888	214	1,323	(268)	04/12/18	2017	39 years
Retail Property in Moscow Mills, MO	983	161	945	203	—	161	945	203	1,309	(260)	04/12/18	2018	45 years
Retail Property in Foley, MN	882	238	823	172	—	238	823	172	1,233	(274)	04/12/18	2018	35 years
Retail Property in Kirbyville, MO	869	98	965	155	—	98	965	155	1,218	(261)	04/02/18	2018	40 years
Retail Property in Gladwin, MI	882	88	951	203	—	88	951	203	1,242	(244)	04/02/18	2017	45 years
Retail Property in Rockford, MN	893	187	850	207	—	187	850	207	1,244	(349)	12/08/17	2017	30 years
Retail Property in Winterset, IA	942	272	830	200	—	272	830	200	1,302	(276)	12/08/17	2017	35 years
Retail Property in Kawkawlin, MI	925	242	871	179	—	242	871	179	1,292	(314)	10/05/17	2017	30 years
Retail Property in Aroma Park, IL	946	223	869	164	—	223	869	164	1,256	(265)	10/05/17	2017	35 years
Retail Property in East Peoria, IL	1,016	233	998	161	—	233	998	161	1,392	(297)	10/05/17	2017	40 years
Retail Property in Milford, IA	982	254	883	217	—	254	883	217	1,354	(277)	09/08/17	2017	40 years
Retail Property in Jefferson City, MO	934	164	966	205	—	164	966	205	1,335	(295)	06/02/17	2016	40 years
Retail Property in Denver, IA	888	198	840	191	—	198	840	191	1,229	(286)	05/31/17	2017	35 years

Description	Encumbrances	Initial Cost to Company Land	Building	Intangibles	Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period Land	Building	Intangibles	Total	Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
Retail Property in Port O'Connor, TX	939	167	937	200	—	167	937	200	1,304	(320)	05/25/17	2017	35 years
Retail Property in Wabasha, MN	954	237	912	214	—	237	912	214	1,363	(341)	05/25/17	2016	35 years
Office in Jacksonville, FL	82,441	13,290	106,601	21,362	17,000	13,290	123,601	21,362	158,253	(43,327)	05/23/17	1989	36 years
Retail Property in Shelbyville, IL	853	189	849	199	—	189	849	199	1,237	(276)	05/23/17	2016	40 years
Retail Property in Jesup, IA	874	119	890	191	—	119	890	191	1,200	(301)	05/05/17	2017	35 years
Retail Property in Hanna City, IL	855	174	925	132	—	174	925	132	1,231	(297)	04/11/17	2016	39 years
Retail Property in Ridgedale, MO	981	250	928	187	—	250	928	187	1,365	(299)	03/09/17	2016	40 years
Retail Property in Peoria, IL	893	209	933	133	—	209	933	133	1,275	(314)	02/06/17	2016	35 years
Retail Property in Carmi, IL	1,087	286	916	239	—	286	916	239	1,441	(301)	02/03/17	2016	40 years
Retail Property in Springfield, IL	990	391	784	227	—	393	789	224	1,406	(273)	11/16/16	2016	40 years
Retail Property in Fayetteville, NC	4,824	1,379	3,121	2,472	—	1,379	3,121	2,471	6,971	(2,173)	11/15/16	2008	37 years
Retail Property in Dryden Township, MI	900	178	893	201	—	178	899	202	1,279	(293)	10/26/16	2016	40 years
Retail Property in Lamar, MO	890	164	903	171	—	164	903	171	1,238	(297)	07/22/16	2016	40 years
Retail Property in Union, MO	934	267	867	207	—	267	867	207	1,341	(316)	07/01/16	2016	40 years
Retail Property in Pawnee, IL	934	249	775	206	—	249	775	206	1,230	(288)	07/01/16	2016	40 years
Retail Property in Linn, MO	849	89	920	183	—	89	920	183	1,192	(308)	06/30/16	2016	40 years
Retail Property in Cape Girardeau, MO	1,040	453	702	217	—	453	702	217	1,372	(270)	06/30/16	2016	40 years
Retail Property in Decatur-Pershing, IL	1,038	395	924	155	—	395	924	155	1,474	(307)	06/30/16	2016	40 years
Retail Property in Rantoul, IL	913	100	1,023	178	—	100	1,023	178	1,301	(319)	06/21/16	2016	40 years
Retail Property in Flora Vista, NM	989	272	864	198	—	272	864	198	1,334	(378)	06/06/16	2016	35 years
Retail Property in Mountain Grove, MO	969	163	1,026	212	—	163	1,026	212	1,401	(352)	06/03/16	2016	40 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Decatur-Sunnyside, IL	959	182	954	139	—	182	954	139	1,275	(313)	06/03/16	2016	40 years
Retail Property in Champaign, IL	1,004	365	915	149	—	365	915	149	1,429	(292)	06/03/16	2016	40 years
Retail Property in San Antonio, TX	899	252	703	196	—	251	702	196	1,149	(298)	05/06/16	2015	35 years
Retail Property in Borger, TX	795	68	800	181	—	68	800	181	1,049	(296)	05/06/16	2016	40 years
Retail Property in Dimmitt, TX	1,071	86	1,077	236	—	85	1,074	236	1,395	(383)	04/26/16	2016	40 years
Retail Property in St. Charles, MN	974	200	843	226	—	200	843	226	1,269	(379)	04/26/16	2016	30 years
Retail Property in Philo, IL	937	160	889	189	—	160	889	189	1,238	(291)	04/26/16	2016	40 years
Retail Property in Radford, VA	1,120	411	896	256	—	411	896	256	1,563	(417)	12/23/15	2015	40 years
Retail Property in Rural Retreat, VA	1,002	328	811	260	—	328	811	260	1,399	(363)	12/23/15	2015	40 years
Retail Property in Albion, PA	1,086	100	1,033	392	—	100	1,033	392	1,525	(613)	12/23/15	2015	50 years
Retail Property in Mount Vernon, AL	910	187	876	174	—	187	876	174	1,237	(350)	12/23/15	2015	44 years
Retail Property in Malone, NY	1,071	183	1,154	—	166	183	1,320	—	1,503	(416)	12/16/15	2015	39 years
Retail Property in Mercedes, TX	826	257	874	132	—	257	874	132	1,263	(290)	12/16/15	2015	45 years
Retail Property in Gordonville, MO	—	247	787	173	—	247	787	173	1,207	(292)	11/10/15	2015	40 years
Retail Property in Rice, MN	—	200	859	184	—	200	859	184	1,243	(423)	10/28/15	2015	30 years
Retail Property in Farmington, IL	—	96	1,161	150	—	96	1,161	150	1,407	(378)	10/23/15	2015	40 years
Retail Property in Grove, OK	—	402	4,364	817	—	402	4,364	817	5,583	(1,738)	10/20/15	2012	37 years
Retail Property in Bloomington, IL	—	173	984	138	—	173	984	138	1,295	(338)	10/14/15	2015	40 years
Retail Property in Montrose, MN	—	149	876	169	—	149	876	169	1,194	(426)	10/14/15	2015	30 years
Retail Property in Lincoln County , MO	—	149	800	188	—	149	800	188	1,137	(298)	10/14/15	2015	40 years
Retail Property in Wilmington, IL	—	161	1,078	160	—	161	1,078	160	1,399	(368)	10/07/15	2015	40 years

| Description | Encumbrances | Initial Cost to Company | | | Costs Capitalized Subsequent to Acquisition | Gross Amount at which Carried at Close of Period | | | | Accumulated Depreciation and Amortization | Date Acquired | Year Built | Life on which Depreciation in Latest Statement of Income is Computed |
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Danville, IL	—	158	870	132	—	158	870	132	1,160	(281)	10/07/15	2015	40 years
Retail Property in Moultrie, GA	—	170	962	173	—	170	962	173	1,305	(455)	09/22/15	2014	44 years
Retail Property in Rose Hill, NC	—	245	972	203	—	245	972	203	1,420	(441)	09/22/15	2014	44 years
Retail Property in Rockingham, NC	—	73	922	163	—	73	922	163	1,158	(394)	09/22/15	2014	44 years
Retail Property in Biscoe, NC	846	147	905	164	—	147	905	164	1,216	(401)	09/22/15	2014	44 years
Retail Property in De Soto, IA	—	139	796	176	—	139	796	176	1,111	(317)	09/08/15	2015	35 years
Retail Property in Kerrville, TX	—	186	849	200	—	186	849	200	1,235	(396)	08/28/15	2015	35 years
Retail Property in Floresville, TX	—	268	828	216	—	268	828	216	1,312	(401)	08/28/15	2015	35 years
Retail Property in Minot, ND	—	1,856	4,472	618	—	1,856	4,472	618	6,946	(1,569)	08/19/15	2012	38 years
Retail Property in Lebanon, MI	—	359	724	178	—	359	724	178	1,261	(281)	08/14/15	2015	40 years
Retail Property in Effingham County, IL	—	273	774	205	—	273	774	205	1,252	(324)	08/10/15	2015	40 years
Retail Property in Ponce, Puerto Rico	—	1,365	6,662	1,318	—	1,365	6,662	1,318	9,345	(2,375)	08/03/15	2012	37 years
Retail Property in Tremont, IL	—	164	860	168	—	164	860	168	1,192	(344)	06/25/15	2015	35 years
Retail Property in Pleasanton, TX	—	311	850	216	—	311	850	216	1,377	(399)	06/24/15	2015	35 years
Retail Property in Peoria, IL	—	180	934	179	—	180	934	179	1,293	(374)	06/24/15	2015	35 years
Retail Property in Bridgeport, IL	—	192	874	175	—	192	874	175	1,241	(348)	06/24/15	2015	35 years
Retail Property in Warren, MN	—	108	825	157	—	108	825	157	1,090	(398)	06/24/15	2015	30 years
Retail Property in Canyon Lake, TX	—	291	932	220	—	291	932	220	1,443	(415)	06/18/15	2015	35 years
Retail Property in Wheeler, TX	—	53	887	188	—	53	887	188	1,128	(394)	06/18/15	2015	35 years
Retail Property in Aurora, MN	621	126	709	157	—	126	709	157	992	(283)	06/18/15	2015	40 years
Retail Property in Red Oak, IA	—	190	839	179	—	190	839	179	1,208	(408)	05/07/15	2014	35 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Zapata, TX	—	62	998	145	—	62	998	145	1,205	(507)	05/07/15	2015	35 years
Retail Property in St. Francis, MN	—	105	911	163	—	105	911	163	1,179	(491)	03/26/15	2014	35 years
Retail Property in Yorktown, TX	—	97	1,005	199	—	97	1,005	199	1,301	(531)	03/25/15	2015	35 years
Retail Property in Battle Lake, MN	—	136	875	157	—	136	875	157	1,168	(512)	03/25/15	2014	30 years
Retail Property in Paynesville, MN	—	246	816	192	—	246	816	192	1,254	(425)	03/05/15	2015	40 years
Retail Property in Wheaton, MO	—	73	800	97	—	73	800	97	970	(359)	03/05/15	2015	40 years
Retail Property in Rotterdam, NY	9,023	2,530	7,924	2,165	—	2,530	7,924	2,165	12,619	(6,811)	03/03/15	1996	20 years
Retail Property in Hilliard, OH	—	654	4,870	860	—	654	4,870	860	6,384	(1,962)	03/02/15	2007	41 years
Retail Property in Niles, OH	—	437	4,084	680	—	437	4,084	680	5,201	(1,633)	03/02/15	2007	41 years
Retail Property in Youngstown, OH	3,784	380	4,363	658	—	380	4,363	658	5,401	(1,780)	02/20/15	2005	40 years
Retail Property in Iberia, MO	—	130	1,033	165	—	130	1,033	165	1,328	(472)	01/23/15	2015	39 years
Retail Property in Pine Island, MN	—	112	845	185	—	112	845	185	1,142	(455)	01/23/15	2014	40 years
Retail Property in Isle, MN	—	120	787	171	—	120	787	171	1,078	(439)	01/23/15	2014	40 years
Retail Property in Evansville, IN	—	1,788	6,348	864	—	1,788	6,348	864	9,000	(2,893)	11/26/14	2014	35 years
Retail Property in Springfield, MO	—	3,658	6,296	1,870	—	3,658	6,296	1,870	11,824	(3,455)	11/04/14	2011	37 years
Retail Property in Cedar Rapids, IA	—	1,569	7,553	1,878	—	1,569	7,553	1,878	11,000	(4,372)	11/04/14	2012	30 years
Retail Property in Fairfield, IA	—	1,132	7,779	1,800	—	1,132	7,779	1,800	10,711	(3,855)	11/04/14	2011	37 years
Retail Property in Owatonna, MN	—	1,398	7,125	1,564	—	1,398	7,125	1,564	10,087	(3,681)	11/04/14	2010	36 years
Retail Property in Muscatine, IA	—	1,060	6,636	1,307	—	1,060	6,636	1,307	9,003	(3,611)	11/04/14	2013	29 years
Retail Property in Sheldon, IA	—	633	3,053	708	—	633	3,053	708	4,394	(1,577)	11/04/14	2011	37 years
Retail Property in Memphis, TN	—	1,986	2,800	803	—	1,986	2,800	803	5,589	(2,881)	10/24/14	1962	15 years
Retail Property in O'Fallon, IL	—	2,488	5,388	1,064	—	2,488	5,388	1,064	8,940	(5,239)	08/08/14	1984	15 years

| Description | Encumbrances | Initial Cost to Company | | | Costs Capitalized Subsequent to Acquisition | Gross Amount at which Carried at Close of Period | | | | Accumulated Depreciation and Amortization | Date Acquired | Year Built | Life on which Depreciation in Latest Statement of Income is Computed |
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Durant, OK	3,267	594	3,900	498	—	594	3,900	498	4,992	(1,662)	01/28/13	2007	40 years
Retail Property in Gallatin, TN	3,180	1,725	2,616	721	—	1,725	2,616	721	5,062	(1,474)	12/28/12	2007	40 years
Retail Property in Mt. Airy, NC	2,927	729	3,353	621	—	729	3,353	621	4,703	(1,653)	12/27/12	2007	39 years
Retail Property in Aiken, SC	3,923	1,588	3,480	858	—	1,588	3,480	858	5,926	(1,801)	12/21/12	2008	41 years
Retail Property in Johnson City, TN	3,381	917	3,607	739	—	917	3,607	739	5,263	(1,813)	12/21/12	2007	40 years
Retail Property in Palmview, TX	4,158	938	4,837	1,044	—	938	4,837	1,044	6,819	(2,093)	12/19/12	2012	44 years
Retail Property in Ooltewah, TN	3,579	903	3,957	843	—	903	3,957	843	5,703	(1,944)	12/18/12	2008	41 years
Retail Property in Abingdon, VA	3,008	682	3,733	666	—	682	3,733	666	5,081	(1,840)	12/18/12	2006	41 years
Retail Property in Vineland, NJ	17,203	1,482	17,742	3,282	—	1,482	17,742	3,282	22,506	(11,142)	09/21/12	2003	30 years
Retail Property in Saratoga Springs, NY	15,574	748	13,936	5,538	—	748	13,936	5,538	20,222	(10,676)	09/21/12	1994	27 years
Retail Property in Mooresville, NC	13,690	2,615	12,462	2,566	—	2,615	12,462	2,566	17,643	(9,374)	09/21/12	2000	24 years
Retail Property in DeLeon Springs, FL	990	239	782	221	—	239	782	221	1,242	(660)	08/13/12	2011	35 years
Retail Property in Orange City, FL	1,040	229	853	235	—	229	853	235	1,317	(680)	05/23/12	2011	35 years
Retail Property in Satsuma, FL	840	79	821	192	—	79	821	192	1,092	(653)	04/19/12	2011	35 years
Retail Property in Greenwood, AR	3,143	1,038	3,415	694	—	1,038	3,415	694	5,147	(1,757)	04/12/12	2009	43 years
Retail Property in Millbrook, AL	4,265	970	5,972	—	—	970	5,972	—	6,942	(2,589)	03/28/12	2008	32 years
Retail Property in Spartanburg, SC	3,300	828	2,567	772	—	828	2,567	772	4,167	(1,654)	01/14/11	2007	42 years
Retail Property in Tupelo, MS	4,487	1,120	3,070	939	—	1,120	3,070	939	5,129	(1,898)	08/13/10	2007	47 years
Retail Property in Lilburn, GA	—	1,090	3,673	1,028	—	1,090	3,673	1,028	5,791	(2,195)	08/12/10	2007	47 years
Retail Property in Douglasville, GA	4,688	1,717	2,705	987	—	1,717	2,705	987	5,409	(1,741)	08/12/10	2008	48 years
Retail Property in Elkton, MD	4,315	963	3,049	860	—	963	3,049	860	4,872	(1,845)	07/27/10	2008	49 years
Retail Property in Lexington, SC	4,083	1,644	2,219	869	—	1,644	2,219	869	4,732	(1,554)	06/28/10	2009	48 years
Total Net Lease	**$ 275,215**	**$ 81,316**	**$399,644**	**$ 87,528**	**$ 17,166**	**$ 81,316**	**$416,817**	**$ 87,525**	**$ 585,658**	**$ (191,604)**			

147

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Office in Rockville, MD	$ —	$ 6,302	$ 12,937	$ 3,439	$ —	$ 6,301	$ 12,962	$ 3,439	$ 22,702	$ (501)	09/29/25	2007	35 years
Office in Carmel, IN	—	12,794	22,827	7,074	359	12,793	23,257	7,074	43,124	(2,691)	04/30/25	1983	14 years
Office in Oakland, CA	—	1,500	6,000	—	—	2,889	4,611	—	7,500	(139)	09/27/24	1928	42 years
Retail in New York, NY	—	8,896	13,750	—	1,321	8,896	15,072	—	23,968	(720)	12/21/23	1985	40 years
Multifamily in Pittsburgh, PA	—	7,141	26,222	1,116	—	7,141	27,018	1,122	35,281	(3,367)	11/01/23	1966	37 years
Multifamily in New York, NY	—	15,824	13,512	1,135	—	15,824	13,760	1,019	30,603	(2,355)	09/19/23	1921	20 years
Office in Houston, TX	—	826	6,322	2,380	2,903	826	9,226	2,380	12,432	(4,535)	11/01/22	1983	28 years
Retail in New York, NY	—	2,434	5,482	—	—	2,434	6,178	—	8,612	(852)	02/11/22	2019	28 years
Hotel in Schaumburg, IL	—	8,029	29,971	—	1,174	8,029	31,145	—	39,174	(11,365)	12/17/21	1983	25 years
Hotel in Omaha, NE	—	2,963	15,237	—	1,562	2,963	16,799	—	19,762	(5,265)	02/27/19	1969	35 years
Apartments in Isla Vista, CA	90,158	36,274	47,694	1,118	3,293	36,274	50,987	1,118	88,379	(11,581)	05/01/18	2009	42 years
Office in Crum Lynne, PA	6,006	1,403	7,518	1,666	—	1,403	7,518	1,666	10,587	(2,512)	09/29/17	1999	35 years
Shopping Center in Carmel, NY	—	2,041	3,632	1,033	—	2,041	4,391	1,033	7,465	(2,843)	10/14/15	1985	20 years
Office in Oakland County, MI	16,816	1,147	7,707	9,932	12,176	1,147	19,875	9,927	30,949	(22,329)	02/01/13	1989	35 years
	112,980	$107,574	$218,811	$ 28,893	$ 22,788	$108,961	$242,799	$ 28,778	$ 380,538	$ (71,055)			
Total Real Estate	$ 388,195	$188,890	$618,455	$ 116,421	$ 39,954	$190,277	$659,616	$ 116,303	$ 966,196 (1)	$ (262,659)			

(1) The aggregate cost for U.S. federal income tax purposes is $0.9 billion at December 31, 2025.

Reconciliation of Real Estate:

The following table reconciles real estate from December 31, 2024 to December 31, 2025 ($ in thousands):

	Total Real Estate
Balance at December 31, 2024	$ 904,398
Acquisitions through foreclosures	65,372
Improvements	9,844
Dispositions and write-offs	(13,418)
Balance at December 31, 2025	**$ 966,196**

The following table reconciles real estate from December 31, 2023 to December 31, 2024 ($ in thousands):

	Total Real Estate
Balance at December 31, 2023	$ 947,226
Acquisitions through foreclosures	48,796
Improvements	6,497
Dispositions and write-offs	(98,121)
Balance at December 31, 2024	**$ 904,398**

The following table reconciles real estate from December 31, 2022 to December 31, 2023 ($ in thousands):

	Total Real Estate
Balance at December 31, 2022	$ 899,144
Acquisitions through foreclosures	87,598
Improvements	4,374
Dispositions and write-offs	(43,890)
Balance at December 31, 2023	**$ 947,226**

Reconciliation of Accumulated Depreciation and Amortization Expense:

The following table reconciles accumulated depreciation and amortization from December 31, 2024 to December 31, 2025 ($ in thousands):

	Total Real Estate	
Balance at December 31, 2024	$	233,595
Depreciation and amortization expense		32,262
Dispositions/write-offs		(3,198)
Balance at December 31, 2025	**$**	**262,659**

The following table reconciles accumulated depreciation and amortization from December 31, 2023 to December 31, 2024 ($ in thousands):

	Total Real Estate	
Balance at December 31, 2023	$	220,784
Depreciation and amortization expense		32,266
Dispositions/write-offs		(19,455)
Balance at December 31, 2024	**$**	**233,595**

The following table reconciles accumulated depreciation and amortization from December 31, 2022 to December 31, 2023 ($ in thousands):

	Total Real Estate	
Balance at December 31, 2022	$	199,008
Depreciation and amortization expense		29,791
Dispositions/write-offs		(8,015)
Balance at December 31, 2023	**$**	**220,784**

Schedule IV–Mortgage Loans on Real Estate
Ladder Capital Corp
December 31, 2025
($ in thousands)

Type of Loan	Underlying Property Type	Interest Rates (1)	Effective Maturity Dates	Periodic Payment Terms (2)	Prior Liens	Face amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Mortgages Subject to Delinquent Principal or Interest (3)
First Mortgages individually >3%								
First Mortgage	Office	7.97%	3/6/2026	IO	$ —	$ 228,425	$ 228,228	$ —
First Mortgage	Multi-Family	7.28%	12/6/2027	IO	—	99,050	98,098	—
First Mortgage	Multi-Family	7.00%	8/6/2028	IO	—	98,738	97,791	—
First Mortgage	Office	8.55%	11/6/2026	IO	—	80,000	79,629	—
First Mortgage	Multi-Family	7.01%	8/6/2028	IO	—	74,000	73,354	—
First Mortgages individually <3%								
First Mortgage	Multi-Family, Office, Industrial, Mixed, Land, Retail, Hotel	4.25% — 13.81%	2024 — 2032	IO, P&I	—	1,678,161	1,660,948	129,679
Total First Mortgages					—	2,258,374	2,238,048	129,679
Subordinated Mortgages individually <3%								
Subordinate Mortgage	Hotel	11.00% — 11.66%	2025 — 2027	IO	31,207	7,322	7,313	—
Total Subordinated Mortgages					31,207	7,322	7,313	—
Total Mortgages					31,207	2,265,696	2,245,361	129,679
Allowance for credit losses					N/A	N/A	(47,137) (4)	N/A
Total Mortgages after Allowance for Credit Losses					$ 31,207	$ 2,265,696	$ 2,198,224 (5)(6)	$ 129,679

(1) Interest rates as of December 31, 2025.
(2) IO = Interest only. P&I = Principal and Interest.
(3) Represents principal amount of loans on non-accrual status. The carrying value of loans on non-accrual status was $129.7 million as of December 31, 2025. Refer to the Allowance for Credit Losses and Non-Accrual Status section of Note 3, Mortgage Loan Receivables, for further detail.
(4) Refer to Note 3, Mortgage Loan Receivables, for further detail.
(5) The aggregate cost for U.S. federal income tax purposes is $2.2 billion.
(6) Includes $28.0 million of mortgage loans held for sale as of December 31, 2025.

Reconciliation of mortgage loans on real estate:

The following tables reconcile mortgage loans on real estate from December 31, 2022 to December 31, 2025 ($ in thousands):

	Mortgage loan receivables held for investment, net, at amortized cost:			
	Mortgage loans receivable	Allowance for credit losses	Mortgage loan receivables held for sale	Total Mortgage loan receivables
Balance December 31, 2024	**$ 1,591,322**	**$ (52,323)**	**$ 26,898**	**$ 1,565,897**
Origination of mortgage loan receivables	1,294,976	—	63,360	1,358,336
Repayment of mortgage loan receivables	(609,028)	—	(141)	(609,169)
Proceeds from sales of mortgage loan receivables	—	—	(66,847)	(66,847)
Non-cash disposition of loan via foreclosure	(65,078)	—	—	(65,078)
Realized gain on sale of mortgage loan receivables	—	—	4,716	4,716
Accretion/amortization of discount, premium and other fees	10,183	—	—	10,183
Charge-offs	(5,000)	5,000	—	—
Release of provision for current expected credit loss, net	—	186	—	186
Balance December 31, 2025	**$ 2,217,375**	**$ (47,137)**	**$ 27,986**	**$ 2,198,224**

	Mortgage loan receivables held for investment, net, at amortized cost:			
	Mortgage loans receivable	Allowance for credit losses	Mortgage loan receivables held	Total Mortgage loan receivables
Balance December 31, 2023	**$ 3,155,089**	**$ (43,165)**	**$ 26,868**	**$ 3,138,792**
Origination of mortgage loan receivables	195,232	—	—	195,232
Repayment of mortgage loan receivables	(1,720,643)	—	—	(1,720,643)
Non-cash disposition of loan via foreclosure	(52,975)	5,023	—	(47,952)
Realized gain on sale of mortgage loan receivables	—	—	30	30
Accretion/amortization of discount, premium and other fees	14,619	—	—	14,619
Release of provision for current expected credit loss, net	—	(14,181)	—	(14,181)
Balance December 31, 2024	**$ 1,591,322**	**$ (52,323)**	**$ 26,898**	**$ 1,565,897**

	Mortgage loan receivables held for investment, net, at amortized cost:			
	Mortgage loans receivable	Allowance for credit losses	Mortgage loan receivables held	Total Mortgage loan receivables
Balance December 31, 2022	$ 3,885,746	$ (20,755)	$ 27,391	$ 3,892,382
Origination of mortgage loan receivables	68,415	—	—	68,415
Repayment of mortgage loan receivables	(726,710)	—	—	(726,710)
Non-cash disposition of loan via foreclosure	(91,408)	2,700	—	(88,708)
Realized gain on sale of mortgage loan receivables	—	—	(523)	(523)
Accretion/amortization of discount, premium and other fees	19,046	—	—	19,046
Release of provision for current expected credit loss, net	—	(25,110)	—	(25,110)
Balance December 31, 2023	$ 3,155,089	$ (43,165)	$ 26,868	$ 3,138,792

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as exhibits to this Annual Report are certifications of the Company's Chief Executive Officer and Chief Financial Officer, in accordance with Rule 13a-14 under the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and procedures evaluation referred to in the certifications. This section should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, our management conducted an evaluation (as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act), under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the end of the period covered by this report, our disclosure controls and procedures are effective at the reasonable assurance level. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in our periodic reports.

Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rules 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2025, based on the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included herein.

(b) Changes in internal control over financial reporting.

There have not been any changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of its securities by directors, officers, employees and contractors, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

The information required by Item 10 will be set forth in the Company's definitive proxy statement for its 2026 annual meeting of stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be set forth in the Company's definitive proxy statement for its annual 2026 meeting of stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 regarding security ownership of certain beneficial owners, directors and executive officers will be set forth in the Company's definitive proxy statement for its annual 2026 meeting of stockholders and is incorporated herein by reference.

The information required by Item 12 regarding our equity compensation plans in incorporated by reference from Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be set forth in the Company's definitive proxy statement for its annual 2026 meeting of stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be set forth in the Company's definitive proxy statement for its annual 2026 meeting of stockholders and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed or incorporated by reference as part of this Annual Report:

(a)1. Consolidated Financial Statements

(a)2. Financial Statement Schedules

(a)3. Exhibits required to be filed by Item 601 of Regulation S-K

The exhibits listed on the exhibit index preceding the signature page are filed as part of, or hereby incorporated by reference into this Form 10-K.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LADDER CAPITAL CORP
(Registrant)

Date: February 9, 2026
                                                By: /s/ PAUL J. MICELI

Paul J. Miceli
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRIAN HARRIS Brian Harris	Chief Executive Officer and Director (Principal Executive Officer)	February 9, 2026
/s/ PAUL J. MICELI Paul J. Miceli	Chief Financial Officer (Principal Financial Officer)	February 9, 2026
/s/ ANTHONY V. ESPOSITO Anthony V. Esposito	Chief Accounting Officer (Principal Accounting Officer)	February 9, 2026
/s/ ALAN FISHMAN Alan Fishman	Non-Executive Chairman and Director	February 9, 2026
/s/ MARK ALEXANDER Mark Alexander	Director	February 9, 2026
/s/ DOUGLAS DURST Douglas Durst	Director	February 9, 2026
/s/ PAMELA MCCORMACK Pamela McCormack	Director	February 9, 2026
/s/ JEFFREY STEINER Jeffrey Steiner	Director	February 9, 2026
/s/ DAVID WEINER David Weiner	Director	February 9, 2026

Ladder Capital Corp
320 Park Avenue, 15th Floor
New York, NY 10022

NYSE: LADR
212-715-3170
www.laddercapital.com